Form 10-K405, Exhibit 13
period 1996-12-31
EASCO INC /DE/
filed 1997-03-31
CIK 938145

                                                                   Exhibit 13.1


                                                                            LOGO

================================================================================
--------------------------------------------------------------------------------

                               1996 Annual Report

EASCO, INC.
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

                                                                                YEAR ENDED DECEMBER 31,
                                                                            --------------------------------
                                                                             1996         1995         1994
------------------------------------------------------------------------------------------------------------
                        (Amounts in millions, except per share data and percentages)
OPERATING DATA
Net sales.................................................................  $333.0       $339.7       $267.6
Operating profit (loss)...................................................   (17.5)        29.4         22.6
Adjusted EBITDA(1)........................................................    19.3         37.6         29.8
Income (loss) before income tax provision (benefit) and extraordinary
  item....................................................................   (26.5)        20.1         14.3
Net income (loss).........................................................   (22.3)        11.7          4.9
Net income (loss) per share...............................................  $(2.17)      $ 1.22       $ 0.59

BALANCE SHEET DATA
Working capital...........................................................  $ 41.0       $ 40.3       $ 25.9
Total assets..............................................................   230.5        258.5        203.2
Total long-term debt......................................................    85.0         85.0         85.0
Stockholders' equity......................................................    63.0         85.1         42.3

OTHER DATA
Pounds shipped............................................................   319.9        303.3        268.1
Net debt to total capital(2)..............................................    48.5%        45.5%        60.0%

(1) Adjusted EBITDA represents operating profit (loss) plus reorganization expense and other non-cash charges including depreciation, amortization and impairment charges.

(2) Net debt equals long-term debt (net of current maturities) less cash and equivalents.

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                Financial Highlights..................................................    1
                Easco at a Glance.....................................................    2
                Letter to Stockholders................................................    3
                Selected Financial and Operating Data.................................    5
                Unaudited Quarterly Financial Data....................................    6
                Management's Discussion and Analysis..................................    7
                Independent Auditor's Report..........................................   12
                Consolidated Financial Statements.....................................   13
                Notes to Consolidated Financial Statements............................   16
                Directors and Officers................................................   23
                Stockholder Information...............................................   24

EASCO AT A GLANCE

     Easco is the largest independent extruder of soft alloy aluminum products in the United States. Easco's nearly 2,000 employees serve 2,600 customers from 13 facilities in 5 states -- Connecticut, Illinois, Indiana, Ohio and North Carolina. Easco's products include standard and custom profiles, conduit, drawn tubing, and vinyl extrusions and are used in a wide array of applications. Total aluminum sales by weight in 1996 are shown in the percentages below.

----------------------------------------------------------------------------------------------------------------
                          Primary
Market                    Customers            Principal End Products and Applications
----------------------------------------------------------------------------------------------------------------
BUILDING &                Manufacturers,        New and replacement windows and storm doors, wall partitions,
CONSTRUCTION              assemblers and        structural beams, patio enclosures, bleacher seats, road signs,
                          contractors           skylights, and curtain wall.
PIE CHART
         27%


----------------------------------------------------------------------------------------------------------------
TRANSPORTATION            Original equipment    Components used in truck trailers, truck bodies, recreational
                          manufacturers         vehicles, railcars, step vans, van conversions, automobiles,
PIE CHART                                       emergency vehicles, and livestock trailers.
         31%


----------------------------------------------------------------------------------------------------------------
DISTRIBUTION              Distributors and      Building and construction and transportation products,
                          service centers       and a variety of general industrial applications.
PIE CHART
         19%


----------------------------------------------------------------------------------------------------------------
ELECTRICAL/OTHER          Manufacturers,        Coaxial cable for telecommunications and cable television
                          distributors and      applications, electrical conduit, heat sinks, and connectors.
PIE CHART                 contractors
         15%


----------------------------------------------------------------------------------------------------------------
CONSUMER DURABLES         Manufacturers and     Components for boats, sports and exercise equipment, swimming
                          assemblers            pools, lawn and patio furniture, greenhouses, and health care
PIE CHART                                       equipment.
          8%


TO OUR STOCKHOLDERS,
    There can be no question that 1996 was a disappointing year for Easco. Although progress was made on several fronts during the year, ground was lost in other key areas. The negatives clearly outweighed the positives as indicated by the operating results for the year.

    Prior to discussing the events of the past year, as well as our plans for 1997 and beyond, it is appropriate to qualify my remarks somewhat. First, my tenure with Easco has just passed the four month mark. Although short, it has been an intense and exciting beginning to what I believe is a tremendous opportunity for the Company and its stockholders. These sentiments are echoed by every member of Easco's new executive team, all of whom I have had the opportunity to work with in the past. We share the same strategic focus and management style, and we firmly believe that Easco possesses several strategic advantages upon which we can capitalize for the benefit of our customers, stockholders and employees. My optimism stems from the fact that our business as a whole is fundamentally sound. Our workforce is knowledgeable, well seasoned and unafraid of change. For that reason, I believe success is within our control, provided we focus on the fundamentals. Managing our business through better "blocking and tackling" in key areas such as manufacturing, raw material procurement and production scheduling are the keys to this success. Before I tell you what's ahead for Easco, allow me to discuss some of the more significant factors contributing to the Company's 1996 results.

    First and foremost, the performance of the Dolton, Illinois and Kokomo, Indiana facilities, which were acquired approximately two years ago, fell significantly short of management's expectations. These acquisitions allowed Easco to expand its presence in key transportation and distribution markets. While the strategy was sound, the Company has experienced difficulties in assimilating these facilities for several reasons. While some improvements in quality were achieved through process changes in Dolton's melting operation, benefits from these changes resulted in reduced casting capacity. This, in turn, led to higher cost billet purchases on the open market. In addition, inefficient operations increased manufacturing costs at both facilities. The problems at Dolton were further magnified by reduced industry-wide demand for commercial trailers, a key end-use market for that facility, and by the bankruptcy of a major truck trailer customer. We have addressed some of Dolton's operating issues through facility and workforce rationalizations implemented in late 1996. In addition, we will be installing state-of-the-art casting technology at Dolton which is scheduled to be commissioned by mid-year. We believe these actions, combined with efforts to enhance significantly our manufacturing process capability and control at each of these plants, can restore their competitiveness. However, we do not underestimate the task before us. Most importantly, we recognize that a high level of commitment on the part of the workforce at both locations is a prerequisite to success. To that end, meetings with each and every employee have recently been completed at Dolton, and I believe they are fully committed to the job at hand.

    There were other key factors which negatively impacted earnings in 1996. Our sales mix was less favorable than in 1995, and we incurred significantly higher energy costs. In addition, our general and administrative expenses were impacted by the termination of a retirement plan at a former operating facility.

THE OPPORTUNITIES
    Aluminum comprises over 50% of Easco's total product cost and represents another area where improvement is required. We have already begun to implement raw material acquisition and mix-management strategies designed to increase the proportion of lower-cost metal inputs, thereby reducing our dependence on primary aluminum.

    Easco's nine extrusion facilities provide tremendous flexibility to be responsive to customer needs. However, the balancing of diverse plant capabilities with equally diverse customer requirements offers an opportunity for optimization which must be better addressed. To that end, we have re-evaluated the Company's organizational structure to more effectively match customer needs with our capabilities. We believe that more extensive interaction among the Easco facilities can result in a higher level of customer satisfaction while, at the same time, improving our operating efficiency. Changes are also being implemented in the way we manage several other significant operating costs including extrusion dies, energy and transportation.

    It is important to note that Easco's shipments grew by 4.8% during 1996, modestly above the industry growth rate of 3.9% as reported by the Aluminum Association. It is equally important to note that we are witnessing a period of marked consolidation in the extrusion industry. This presents an opportunity to secure further Easco's position as a custom extrusion supplier since our flexibility and attention to detail will provide an even greater advantage over larger, integrated producers in meeting our customers' unique demands. For that reason, customer satisfaction will be of paramount importance, and we intend to direct our efforts accordingly. In addition, we believe that a number of our service center customers will be restocking during 1997, providing an opportunity to further penetrate the distribution market with a more effective depot stocking effort. Finally, to support the planned manufacturing and customer service enhancements, it will be necessary to upgrade our management information and decision support systems.

THE AGENDA
    For 1997 and beyond, realizing the full measure of Easco's earning power will require:
- SIGNIFICANT OPERATING IMPROVEMENT
- INCREASED FOCUS ON CUSTOMER SATISFACTION
- BETTER COST CONTROL
- IMPROVED RAW MATERIAL STRATEGY
- OPTIMIZED SALES MIX MANAGEMENT
- ENHANCED INFORMATION SYSTEMS

    Clearly, our agenda is full, but we intend to implement no "quick-fixes." While 1997 will be a rebuilding year for Easco, patience must be the watchword. Systems and processes must be systematically re-engineered if we are to build a Company capable of maximizing long-term growth. Although technology is a key part of the program, our capital requirements are by no means overwhelming. We believe that new and sustaining capital of approximately $20 million over the next two years will fund the required improvements to restore our competitiveness and provide capacity for profitable growth as well. Moreover, based on Easco's demonstrated cash flows, these expenditures can be funded primarily from operations.

    On behalf of all Easco employees, I wish to thank all of our stockholders for their patience and continued support, which we are confident will be rewarded in the days ahead.

/s/ Norman E. Wells, Jr.
Norman E. Wells, Jr.
President and Chief Executive Officer
March 25, 1997

The above statements concerning the Company's plans, opportunities, strategies and outlook for 1997 and future periods are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially, as described under "Cautionary Statement under the Private Securities Litigation Reform Act," contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report and in the Company's Annual Report on Form 10-K.

EASCO, INC.
SELECTED FINANCIAL AND OPERATING DATA
--------------------------------------------------------------------------------

                                                                      YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------------------------------
                                                    1996          1995          1994          1993         1992(1)
-------------------------------------------------------------------------------------------------------------------

                  (Amounts in millions, except share, per share and per pound data)
OPERATING DATA
  Net sales....................................  $    333.0     $   339.7     $   267.6     $   211.7     $   206.9
  Gross profit.................................        50.0          61.9          55.0          45.9          39.1
  Impairment of long-lived assets..............        23.3            --            --            --            --
  Reorganization charges(2)....................         3.5            --           1.2           0.8            --
  Income (loss) before extraordinary loss(3)...       (22.3)         11.7           7.9           6.0           3.0
  Net income (loss)............................       (22.3)         11.7           4.9           6.0           3.0
  Earnings per common share
    Income (loss) before extraordinary loss....  $    (2.17)    $    1.22     $    0.96     $    0.62     $    0.31
    Extraordinary loss.........................          --            --          0.37            --            --
                                                 ----------     ---------     ---------     ---------     ---------
    Net income (loss)..........................  $    (2.17)    $    1.22     $    0.59     $    0.62     $    0.31
                                                 ==========     =========     =========     =========     =========
  Weighted average number of common shares
    outstanding................................  10,261,774     9,544,514     8,282,725     9,667,476     9,694,900

BALANCE SHEET DATA:
  Total assets.................................  $    230.5     $   258.5     $   203.2     $   184.4     $   182.7
  Total debt...................................        85.0          85.0          85.0          57.8          65.0
  Stockholders' equity.........................        63.0          85.1          42.3          57.5          51.8
  Cash dividends per share.....................  $     0.04     $    0.02            --            --            --

OTHER DATA:
  Adjusted EBITDA(4)...........................  $     19.3     $    37.6     $    29.8     $    23.6     $    17.7
  Capital expenditures (net)...................         6.5          13.7          10.1           6.4           4.2
  Depreciation of fixed assets.................         7.6           6.2           4.5           3.9           3.8

  Pounds shipped...............................       319.9         303.3         268.1         223.6         198.1
  Average market price of aluminum per
    pound(5)...................................  $    0.720     $   0.864     $   0.720     $   0.538     $   0.580

---------------

1) The amounts presented represent the pro forma combined results of Easco, Inc. ("EI") and its predecessor, Easco Corporation ("Easco"). EI was formed on February 19, 1992 and on May 16, 1992, EI acquired the stock of Easco. Prior to May 16, 1992, EI had no substantive operations. Easco's results are included for the period through May 16, 1992 and EI's results are included for the balance of the year. Pro forma adjustments are not material. References to the "Predecessor" are to Easco prior to May 16, 1992.

2) Reorganization charges include an executive reorganization in 1996, a plant closure and disposal of an extrusion press in 1994, the resignation and replacement of the Company's former President in 1993 and the repurchase of Predecessor stock options in 1992.

3) Extraordinary loss on early extinguishment of debt of $3.1 million, net of federal income tax benefits of $2.0 million in 1994. This loss relates to the write-off of unamortized debt issuance costs associated with Easco's previous credit agreement which was paid in full during the first quarter of 1994.

4) Management uses Adjusted EBITDA as an important measure of performance and ability to service debt. Adjusted EBITDA represents operating profit plus reorganization expense and non-cash charges including depreciation, amortization and asset impairment as follows:

                                         YEAR ENDED DECEMBER 31,
                                  --------------------------------------
                                   1996    1995    1994    1993    1992
                                  ------   -----   -----   -----   -----
   Operating profit (loss)......  $(17.5)  $29.4   $22.6   $17.4   $ 8.8
   Depreciation &
    amortization................    10.0     8.2     6.0     5.4     6.2
   Impairment of long-lived
    assets......................    23.3      --      --      --      --
   Reorganization charges (2)...     3.5      --     1.2     0.8     2.7
                                  ------   -----   -----   -----   -----
   Adjusted EBITDA..............  $ 19.3   $37.6   $29.8   $23.6   $17.7
                                  ======   =====   =====   =====   =====

   The 1992 results reflect EI's results of operations for the period February 19, 1992 (date of inception) to December 31, 1992 and results of operations for the Predecessor for the period of January 1, 1992 to 1992 (EI having had no substantive activity prior to its acquisition of Easco on May 16, 1992). Adjusted EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity.

5) Average of monthly average transaction prices for aluminum ingot, as published by Metals Week.

EASCO, INC.
UNAUDITED QUARTERLY FINANCIAL DATA
--------------------------------------------------------------------------------

                                                                                   YEAR 1996
                                                                 ----------------------------------------------
                                                                  FIRST      SECOND       THIRD        FOURTH
                                                                 QUARTER     QUARTER     QUARTER     QUARTER(2)
---------------------------------------------------------------------------------------------------------------
(Amounts in millions, except per share data)
Pounds shipped.................................................    75.8        86.0        84.0          74.1
Net sales......................................................   $79.9       $89.8      $ 87.7        $ 75.6
Gross profit...................................................    14.8        16.0        12.3           6.9
Net income (loss)..............................................     2.2         2.5        (0.9)        (26.1)

Earnings (loss) per share(1)...................................   $0.22       $0.25      $(0.09)       $(2.54)
                                                                  =====       =====      ======        ======

--------------------------------------------------------------------------------

                                                                                   YEAR 1995
                                                                 ----------------------------------------------
                                                                  FIRST      SECOND       THIRD        FOURTH
                                                                 QUARTER     QUARTER     QUARTER      QUARTER
---------------------------------------------------------------------------------------------------------------
Pounds shipped.................................................    81.7        76.9        74.8          69.9
Net sales......................................................   $93.3       $87.4       $82.8        $ 76.2
Gross profit...................................................    16.9        17.5        12.0          15.5
Net income.....................................................     3.2         4.6         1.1           2.8

Earnings per share(1)..........................................   $0.41       $0.45       $0.10        $ 0.27
                                                                  =====       =====       =====         =====

(1) Quarterly per share data differ from full year results due to differences in the weighted number of shares used in the computations.

(2) The following significant pre-tax adjustments were recorded in the fourth quarter of 1996:

   (a) Impairment of property and goodwill related to the Dolton facility: $23.3 million

   (b) Termination of a pension plan related to a previously closed facility:
       $1.1 million

   (c) Reorganization of the executive staff: $3.5 million

EASCO, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION

    The following table sets forth, for the periods shown, net sales, gross profit, operating profit (loss), income (loss) before extraordinary loss, net income (loss), pounds shipped, the calculation of Adjusted EBITDA, gross profit and Adjusted EBITDA per pound, and the average market price of aluminum per pound. For the reasons discussed below, management focuses on pounds shipped, gross profit per pound and Adjusted EBITDA per pound as important measures of the Company's performance.

                                  YEAR ENDED DECEMBER 31,
---------------------------------------------------------

                                 1996       1995       1994
 ---------------------------------------------------------
(Amounts in millions, except per pound data)
Net sales.....................  $333.0     $339.7     $267.6
Gross profit..................    50.0       61.9       55.0
Operating profit (loss).......   (17.5)      29.4       22.6
Income (loss) before
  extraordinary loss..........   (22.3)      11.7        7.9
Net income (loss).............   (22.3)      11.7        4.9
                                ======     ======     ======
Pounds shipped:
Company-owned material........   202.7      189.9      168.6
  Customer Conversion
    Program...................   117.2      113.4       99.5
                                ------     ------     ------
Total pounds shipped..........   319.9      303.3      268.1
                                ======     ======     ======
Other performance measures:
Operating profit..............  $(17.5)    $ 29.4     $ 22.6
  Non-cash charges and other:
    Depreciation and
      amortization............    10.0        8.2        6.0
    Impairment of long-lived
      assets..................    23.3         --         --
    Reorganization charges....     3.5         --        1.2
                                ------     ------     ------
Adjusted EBITDA...............  $ 19.3     $ 37.6     $ 29.8
                                ======     ======     ======
Gross profit per pound........  $0.156     $0.204     $0.205
Adjusted EBITDA per pound.....   0.060      0.124      0.111
Average market price of
  aluminum per pound..........   0.720      0.864      0.720

    Pounds Shipped. Pounds shipped includes the weight of all aluminum and vinyl extrusions shipped, including shipments to customers under the Company's Customer Conversion Program (described below). Because aluminum price fluctuations and the relative prevalence of sales under the Company's Customer Conversion Program and other aluminum price fluctuation management programs affect reported net sales but generally have no material effect on the overall level of profitability, management believes that pounds shipped is the most important indicator of overall business activity for the Company and the aluminum extrusion industry as a whole. The Company's volume, measured in pounds shipped, is a major component of profitability due in part to the Company's fixed costs.

    Performance Measures. Management believes that the Company's ability to control other variable costs (such as scrap reprocessing costs, delivery costs, and labor costs relative to productivity) is a significant determinant of profitability. As a result, in an effort to control variable costs, management measures variable cost performance levels on a per pound basis. Management believes the Company's gross profit per pound and Adjusted EBITDA per pound are the best indicators of the Company's performance.

    Aluminum Prices. A substantial portion of the Company's net sales and cost of products sold reflects the cost of raw materials, principally aluminum. Changes in aluminum prices are generally passed through to the Company's customers. As a result, increases and decreases in aluminum prices generally cause similar increases and decreases in selling prices, reported net sales and cost of products sold but historically have generally had little impact on the Company's level of profitability.

    Aluminum Price Fluctuation Management Programs. Under its Customer Conversion Program, the Company's customers supply aluminum directly to the Company, and the Company converts this aluminum into finished product for an agreed tolling charge. Accordingly, neither net sales nor cost of products sold reflect the raw material cost for these sales, and depending upon the degree to which aluminum is customer-supplied, net sales and cost of products sold will fluctuate without regard to underlying business activity. This program and other fixed-spread or hedged fixed-price arrangements with customers were utilized for approximately 60% of the Company's shipments in 1996. Combined with the Company's turnover of its aluminum inventory, these programs serve to minimize the impact of aluminum price changes on the Company.

CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
    Demand for the Company's products is cyclical in nature and subject to changes in general market conditions that affect demand. The Company's customers operate primarily in industries (e.g., building and construction and transportation) that are affected by changes in economic conditions, which in turn can affect orders for extrusions. The Company and the extrusion industry generally operate without significant order backlogs. As a result, economic slowdowns and recessions could adversely affect the extrusion industry

EASCO, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

and the Company. The Company's performance may also be affected by other risks and uncertainties that may cause actual performance to differ materially from any forward-looking statements, including but not limited to the following: the Company's level of utilization of its extrusion capacity and the impact of capacity utilization on costs; the Company's ability to increase its market share, which may be necessary to maximize capacity utilization, and the costs associated with any such effects; the highly competitive nature of the extrusion industry and the relatively greater capitalization and lower levels of indebtedness of certain competitors, particularly integrated aluminum producers; developments with respect to contingencies such as environmental matters and litigation; the impact on variable costs of changes in labor market conditions and energy and raw materials costs (primarily aluminum); seasonal variations in the extrusion business which is generally stronger in the second and third quarters and weaker in the first and fourth quarters; whether and to what extent the Company's capital expenditures can achieve reductions in variable costs; whether the Company's new management team will be able to improve operations and profitability as planned; and the Company's ability to integrate and operate acquired facilities on a profitable basis. For a further discussion of these and other factors that could cause future results to differ materially from those suggested by any forward-looking statements, see "Cautionary Statement" in the Company's Annual Report on Form 10-K.

    During November of 1996, the Company's executive staff was reorganized, resulting in the appointment of Norman E. Wells, Jr. as the Company's new President and Chief Executive Officer, as well as appointments of a new Executive Vice President and Chief Financial Officer and Vice President, Sales and Marketing. In addition, the positions of Vice President, Manufacturing and Vice President, Raw Materials were established. The following forward-looking statement is qualified by the Cautionary Statement set forth above: The new management team believes that the Company has significant opportunities for improved performance and needs to redirect its focus to improve product quality and improve operating efficiency in order to fully realize these opportunities.

RESULTS OF OPERATIONS

1996 COMPARED TO 1995
    During 1996, pounds shipped increased to 319.9 million from 303.3 million in 1995, an increase of 16.6 million pounds, or 5.5%. This increase in shipments is due primarily to strong demand during 1996 in the transportation and building and construction end-use markets served by the Company, offsetting a decline in the electrical sector. One of the segments of the transportation market that did not experience increased demand was commercial trailer sales, which declined and adversely affected results at Dolton. Net sales decreased 2.0% during 1996 compared to 1995, on higher shipments at lower per pound selling prices. The lower selling prices compared to the prior period reflect declines in the cost of aluminum ingot and scrap, the Company's principal raw materials.

    Gross profit decreased to $50.0 million in 1996 compared to $61.9 million in 1995, a decrease of $11.9 million or 19.2%. Despite higher shipment and capacity utilization levels, gross profit declined in 1996 principally as a result of higher manufacturing costs, a less favorable sales product mix and more competitive pricing in the truck trailer segment of the transportation market. The higher manufacturing costs compared to the prior year resulted primarily from a continuation of production difficulties, principally at Dolton, and the write-off of a bankrupt customer's work-in-process inventory. As a result, gross profit per pound in 1996 decreased to $0.156 compared to $0.204 per pound in 1995.

    Selling, general and administrative expenses increased by $8.1 million or 27.5% to $37.8 million during 1996 compared to 1995. The increase in these expenses for 1996 is primarily the result of: (i) unusually high bad debt expense related to a large customer bankruptcy; (ii) increased shipping and delivery expenses primarily relating to increased volume; (iii) increased selling expense, including commissions related to increased volume; and (iv) increased pension expenses, resulting from an obligation incurred in connection with a plan termination. On a per pound basis, overall selling, general and administrative expenses increased from $0.097 in 1995 to $0.118 in 1996.

    During 1996, a reorganization charge of $3.5 million was incurred primarily for inducement and separation expenses relating to the turnover of several key executive personnel. The inducement expenses include stock grants and options as well as cash bonuses. Because certain of these inducements are forfeitable for a two-year period after payment in certain circumstances, additional charges aggregating $1.3 million related to this reorganization may be incurred as these inducements become vested over the next two years.

    Dolton substantially underperformed expectations during 1996 primarily due to production difficulties and weakness in the truck trailer market. Despite these factors, the plant is of strategic importance resulting from its capabilities in markets not otherwise served by the Company. However, due to present weakness in the truck trailer segment of the transportation market and the additional capital expenditures that are planned to improve the plant's technology and efficiency, Dolton is not expected to contribute materially to consolidated cash flow or earnings in the near term.

    During the fourth quarter of 1996, a $23.3 million charge was incurred reflecting the impairment of long-lived assets at Dolton, based on assessment of the value of these assets in light of recent and anticipated performance. The impairment charge reduced property, plant and equipment by $9.7 million and goodwill by $13.6 million. As a result of these write-offs, annual operating expenses for 1997 and future periods will be reduced by approximately $1.1 million.

    Operating profit (loss) for 1996 decreased by $46.9 million from $29.4 million in 1995 to ($17.5) million in 1996. The lower results for 1996 compared to 1995 were primarily attributable to the long-lived asset impairment charge, higher manufacturing costs and reorganization charges and the result of higher selling, general and administrative expenses, as discussed above.

    Interest expense was $9.0 million in 1996 compared to $9.3 million in 1995. The decrease in interest expense in 1996 is the result of the effect of the Company's issuance of 2.5 million shares of common stock in an initial public offering (the "Offering") during April 1995, which reduced indebtedness by approximately $31.3 million. The Company's interest expense is determined in part by the level of its revolving credit borrowings, which were not significant for any period after the Offering, as cash requirements were met primarily from operations.

    The tax benefit for 1996 was $4.2 million on a pre-tax loss of $26.5 million compared to a tax provision of $8.4 million on pre-tax income of $20.1 million or 41.9% in 1995. These rates differ from the federal statutory rate of 35% primarily due to state and local income taxes, non-deductible amortization of goodwill, and the portion of the impairment of long-lived asset charge related to goodwill. The differences in the effective tax rates for 1996 compared to 1995, resulted primarily from higher non-deductible amortization and impairment of goodwill in proportion to pre-tax income or loss.

    Due to the decline in operating profit discussed above, including the special charges for the management reorganization and long-lived asset impairment, the Company incurred a net loss for the year ended December 31, 1996 of $22.3 million or $2.17 per share, compared to net income of $11.7 million or $1.22 per share, for the year ended December 31, 1995. Excluding the management reorganization and long-lived asset impairment charges, net loss would have been $542,000 and net loss per share would have been $0.04. The per share amounts for 1996 are based on 10,261,774 weighted average shares outstanding while the 1995 per share amounts are based on 9,544,514 weighted average shares outstanding. The change in the shares outstanding is due primarily to the Offering.

    Adjusted EBITDA, which represents operating profit adjusted for reorganization expense and non-cash items, decreased 48.7%, for the year 1996 from $37.6 million in 1995 to $19.3 million in 1996. The decreases are primarily due to the operating performance discussed above.

1995 COMPARED TO 1994
    During 1995, pounds shipped increased to 303.3 million from 268.1 million in 1994, an increase of 35.2 million pounds, or 13.1%. The increase in shipments was primarily attributable to the addition of 43.0 million pounds of shipments from Dolton, offset in part by a 7.8 million pound or 2.9% aggregate decrease in combined shipments from other Easco facilities. The Company acquired Dolton in January, 1995 (the Acquisition). This decrease in shipments from the Easco facilities was principally the result of weaker economic conditions, compared to the prior year, and reductions by customers in inventory levels resulting in reduced demand in several key market segments served by the Company, particularly in the building and construction, recreational vehicle and consumer durables markets. Net sales increased 26.9% during 1995 compared to 1994. The rate of increase in sales exceeded the rate of shipment increases largely because of higher aluminum prices.

    Gross profit increased to $61.9 million in 1995 from $55.0 million in 1994, an increase of $6.9 million or 12.5%. The increase in 1995 compared to 1994 is principally the result of the addition of gross profit attributable to the Dolton shipments and higher selling prices relative to raw materials costs, offset by somewhat higher scrap rates and other production costs. Gross profit per pound in 1995 decreased slightly to $0.204 compared to $0.205 in 1994.

    Selling, general and administrative expenses increased by $1.0 million to $29.6 million during 1995, a 3.5% increase compared to 1994. The increase in the 1995 expense is primarily the result of the addition of $5.1 million of such costs at Dolton offset in part by lower salary incentive bonus expense. On a per pound basis, selling, general and administrative expenses decreased by 8.4% from $0.107 to $0.098 in 1995.

    Operating profit increased from $22.6 million in 1994 to $29.4 million in 1995, a 30.1% increase. The higher operating profit for 1995 compared to 1994 was primarily the result of the addition of

EASCO, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

the Dolton shipments and higher selling prices relative to raw materials costs.

    Interest expense increased $1.0 million in 1995 compared to 1994 as a result of: (i) the full year effect in 1995 of the issuance of $85.0 million of 10% Senior Notes (the "Senior Notes") late in the first quarter of 1994, which increased total indebtedness as well as interest rates from those that were in effect under the Company's previous credit agreement, and (ii) higher levels of debt in the first quarter of 1995 due to the Dolton acquisition borrowings. On April 21, 1995, the Company repaid all of its indebtedness under its Credit Agreement with the proceeds of the Offering.

    The effective tax rate for 1995 was 41.9% compared to 44.5% for 1994. These rates differ from the federal statutory rate of 35% primarily due to state and local income taxes and the non-deductible amortization of goodwill. The reduction in the effective tax rate for 1995 primarily resulted from lower non-deductible amortization of goodwill in proportion to pre-tax income.

    Income before extraordinary loss for 1995 was $11.7 million compared to $7.9 million for 1994, as the increase in operating profit was partially offset by increased interest expense and a higher income tax provision.

    During 1994, an extraordinary loss on early extinguishment of debt of $3.0 million (net of income tax benefit) was recognized. This loss related to the write-off of unamortized debt issuance costs associated with the Company's previous credit agreement, which was paid in full during the first quarter of 1994 with the proceeds of the issuance of the Senior Notes.

    Adjusted EBITDA, which represents operating profit adjusted for reorganization expense and non-cash items, increased 26.2% from $29.8 million in 1994 to $37.6 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES
    The Company has historically obtained funds from its operations, supplemented by borrowings under various credit agreements. The Customer Conversion Program reduces the Company's working capital requirements (inventory and accounts receivable), since neither the cost of products sold nor the selling price of the extrusions shipped to these customers includes the value of the customer-supplied aluminum. As discussed above, changes in aluminum prices are generally passed through to customers; these aluminum price changes increase or decrease working capital requirements as the dollar value of inventories and receivables reflect these changes. Working capital needs are generally higher during periods of higher aluminum prices and in the second and third quarters due to some seasonality of the Company's product markets.

    Cash Flows From Operating Activities. Net cash flows provided by operations for the years 1996, 1995 and 1994 were $12.7 million, $8.0 million, and $13.6 million, respectively. The increase in cash flows from operations for 1996 was primarily from working capital. Total cash provided from working capital changes in 1996 was $5.7 million compared to a use of cash of $14.4 million in 1995. This increase in cash provided by working capital primarily resulted from the combined reduction of $10.3 million in inventory and accounts receivable which occurred due to lower inventory levels, raw materials prices and selling prices. Offsetting factors were lower accounts payable due to lower raw materials purchases and raw materials prices and higher other current assets due to prepaid items, including income taxes. For the year ended December 31, 1995, net cash flows from operating activities were $8.0 million compared to $13.6 million in 1994, despite higher net income plus non-cash charges. This decrease in cash flow was primarily due to the use of cash to fund working capital, resulting primarily from increases in inventory levels, higher aluminum prices and lower accounts payable, accruals and other current liabilities. Other factors reducing cash flow were lower business activity at the end of 1995, payments of acquisition related costs and the realization of discounted payment terms on certain purchases.

    Cash Flows From Investing Activities. On January 18, 1995 the Company acquired all of the stock of Dolton for $26.4 million including fees and expenses related to the transaction, with possible additional performance related consideration of up to $3.3 million payable after three years. The probability of payment of this additional consideration is remote (see Results of Operations). The Acquisition, which was accounted for as a purchase, was financed with cash and borrowings under Easco's Credit Agreement.

    Expenditures for property, plant and equipment (net of disposals) were $6.5 million, $13.7 million and $10.1 million for the years ended December 31, 1996, 1995 and 1994, respectively. Beginning in 1994, the Company increased its total aluminum and vinyl extrusion capacity to accommodate increased customer demands. In addition, the Company has invested to upgrade operations and address production difficulties. During 1997, in addition to normal annual maintenance requirements, the Company intends to continue its capital spending program at a range of $7.0 million to $9.0 million, including state-of-the-art casting equipment at Dolton scheduled to be installed by mid-year.

    Cash Flows From Financing Activities. On April 12, 1995 the Company completed the Offering which consisted of the sale of 2.5 million shares by the Company and an additional 2.1 million shares by certain of the Company's stockholders. Cash proceeds received from the Offering, after underwriting discounts and commissions and before deducting other expenses totaling $1.3 million were $32.6 million. As a result of the Offering, stockholders' equity increased and long-term debt decreased by approximately $31.3 million.

    During 1994 the Company prepaid its existing revolving credit facility and term loan with a portion of the proceeds from the sale of the Senior Notes. The Senior Notes have no scheduled principal amortization payments until maturity in 2001. The Company is required to make semi-annual payments of interest on the Senior Notes of $4.25 million. Concurrent with the consummation of the Senior Note offering, the Company entered into a five-year Credit Agreement with certain banks. The Company and its lenders amended the Credit Agreement in early 1997 to reduce maximum borrowing capacity from $45.0 million to $30.0 million subject to available collateral (primarily inventory and accounts receivable) and to revise certain covenants. The Company believes the reductions are appropriate to save commitment fees, since the Company has been generating sufficient cash from operations to meet its working capital and capital expenditure requirements. Indebtedness under the Credit Agreement is secured by inventory, accounts receivable and related assets, and the stock of Dolton. The maximum borrowing availability may be increased to $40.0 million provided certain financial covenants are met. As of March 28, 1997 there were no borrowings and $4.0 million of letters of credit outstanding under the Credit Agreement, and unused availability under the Credit Agreement was approximately $26.0 million. Interest on borrowings is payable at rates defined in the Credit Agreement. Currently the rate is determined, at the Company's option, to be either the prime rate or 1.875% over LIBOR. The effective available rate was 8.63% at March 28, 1997.

    The Company believes that it will generate sufficient cash flow from operations, as supplemented by its available borrowings under its Credit Agreement, to meet debt service requirements and to meet its short-term and long-term working capital and capital expenditure requirements although no assurance can be given that it will be able to do so or that it will be able to refinance the Senior Notes or the Credit Agreement at maturity. See "Cautionary Statement" herein and in the Company's Annual Report on Form 10-K for factors that could cause actual results to differ materially from the forward-looking statements in this paragraph.

HEDGING ACTIVITIES
    The Company entered into agreements with various customers to sell finished product at set prices throughout 1996, and hedged most of these sales commitments through offsetting raw material purchases at corresponding delivery dates. In addition, futures contracts are used to reduce the risks associated with fluctuations in aluminum prices by matching exposed inventory positions that are not subject to corresponding sales agreements. As of March 28, 1997, the Company had no open forward aluminum commodity sales contracts.

STOCKHOLDERS' EQUITY
    Stockholders' equity as of December 31, 1996 decreased $22.1 million from December 31, 1995, primarily as a result of the special charges relating to asset impairment and the reorganization charge associated with the management realignment (see Results of Operations).

ENVIRONMENTAL MATTERS
    The Company is subject to a wide variety of environmental laws which continue to be adopted and amended. While the ultimate extent of the Company's liability for pending or potential fines, penalties, remedial costs, claims and litigation relating to environmental laws and health and safety matters and future capital expenditures that may be associated with environmental laws cannot be determined at this time, management annually assesses the Company's environmental contingencies, with the assistance of outside environmental consultants. Based on management's assessment of the exposure, the Company has recorded a reserve of $9.3 million, at December 31, 1996 representing the Company's best estimate of costs of remedial action as well as any related legal and consulting work.

                                                                            LOGO

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
Easco, Inc.

    We have audited the accompanying consolidated balance sheets of Easco, Inc. and Subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Easco, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
February 18, 1997

EASCO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1996 and 1995
--------------------------------------------------------------------------------

                                                                                       1996           1995
------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)
ASSETS
Current Assets:
    Cash and equivalents...........................................................  $ 13,245       $  7,670
    Receivables, less allowance for doubtful accounts of $2,478 in 1996 and $2,152
     in 1995.......................................................................    40,802         45,416
    Inventories....................................................................    27,143         32,859
    Other current assets...........................................................     6,592          2,677
                                                                                     --------       --------
         Total current assets......................................................    87,782         88,622
                                                                                     --------       --------
Property, Plant and Equipment, at cost:
    Land...........................................................................     3,218          3,218
    Buildings......................................................................    28,458         29,174
    Machinery and equipment........................................................    71,032         75,096
                                                                                     --------       --------
         Total.....................................................................   102,708        107,488
    Less: accumulated depreciation.................................................   (23,047)       (16,786)
                                                                                     --------       --------
                                                                                       79,661         90,702
                                                                                     --------       --------
Goodwill, net of accumulated amortization..........................................    54,754         70,262
Other Assets.......................................................................     8,260          8,930
                                                                                     --------       --------
         Total Assets..............................................................  $230,457       $258,516
                                                                                     ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
    Accounts payable, accruals and other current liabilities.......................  $ 46,806       $ 48,357
                                                                                     --------       --------
         Total current liabilities.................................................    46,806         48,357
                                                                                     --------       --------
Long-Term Debt.....................................................................    85,000         85,000
Deferred Income Taxes..............................................................    13,444         17,069
Other Noncurrent Liabilities.......................................................    22,166         22,976
                                                                                     --------       --------
         Total liabilities.........................................................   167,416        173,402
                                                                                     --------       --------
Commitments and Contingencies
Stockholders' Equity:
    Preferred Stock, $.01 par value, authorized 1,000,000 shares; none issued and
     outstanding...................................................................        --             --
    Common Stock, $.01 par value, authorized 40,000,000 shares; 12,414,892 and
     12,194,892 shares issued and outstanding......................................       124            122
    Paid-in capital................................................................    81,373         80,483
    Retained earnings..............................................................     1,534         24,260
    Less: Treasury stock: 2,005,222 and 1,951,748 shares...........................   (19,990)       (19,589)
         Stockholder loan..........................................................        --           (162)
                                                                                     --------       --------
      Total stockholders' equity...................................................    63,041         85,114
                                                                                     --------       --------
      Total Liabilities and Stockholders' Equity...................................  $230,457       $258,516
                                                                                     ========       ========

The accompanying notes to consolidated financial statements are an integral part of this statement.

EASCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND STOCKHOLDERS' EQUITY
For the Years Ended December 31, 1996, 1995, and 1994
--------------------------------------------------------------------------------

                                                                           1996          1995          1994
--------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)
OPERATIONS
Net sales:
    Product sales.....................................................  $  273,919     $ 287,387     $ 219,105
    Tolling fees......................................................      59,092        52,316        48,529
                                                                         ---------     ---------     ---------
                                                                           333,011       339,703       267,634
Cost of products sold.................................................     282,967       277,809       212,671
                                                                         ---------     ---------     ---------
    Gross profit......................................................      50,044        61,894        54,963
Selling, general and administrative...................................      37,762        29,628        28,628
Amortization of goodwill..............................................       2,028         1,978         1,516
Management fee........................................................         900           900         1,050
Impairment of long-lived assets.......................................      23,335            --            --
Reorganization charges................................................       3,479            --         1,162
                                                                         ---------     ---------     ---------
    Operating profit (loss)...........................................     (17,460)       29,388        22,607
Interest expense......................................................       9,021         9,337         8,293
                                                                         ---------     ---------     ---------
    Income (loss) before income tax and extraordinary loss............     (26,481)       20,051        14,314
Income tax provision (benefit)........................................      (4,163)        8,400         6,368
                                                                         ---------     ---------     ---------
    Income (loss) before extraordinary loss...........................     (22,318)       11,651         7,946
Extraordinary loss on early extinguishment of debt, net of income tax
  benefit of $2,049...................................................          --            --         3,073
                                                                         ---------     ---------     ---------
Net income (loss).....................................................  $  (22,318)    $  11,651     $   4,873
                                                                         =========     =========     =========
Earnings (loss) per common share:
    Income (loss) before extraordinary loss...........................  $    (2.17)    $    1.22     $    0.96
    Extraordinary loss................................................          --            --          0.37
                                                                         ---------     ---------     ---------
    Net income (loss).................................................  $    (2.17)    $    1.22     $    0.59
                                                                         =========     =========     =========
Weighted average number of common shares outstanding..................  10,261,774     9,544,514     8,282,725
                                                                         =========     =========     =========

--------------------------------------------------------------------------------

                                                 COMMON   PAID-IN    RETAINED    TREASURY
                                                 STOCK    CAPITAL    EARNINGS     STOCK      OTHER     TOTAL
--------------------------------------------------------------------------------------------------------------
(In thousands)
STOCKHOLDERS' EQUITY
Balance, December 31,1994......................   $ 97    $49,230    $12,813     $(19,589)   $(215)   $ 42,336
  Net income...................................     --         --     11,651           --       --      11,651
  Cash dividends...............................     --         --       (204)          --       --        (204)
  Initial public offering......................     25     31,253         --           --       --      31,278
  Stockholder loan.............................     --         --         --           --       53          53
                                                  ----    -------    -------     --------    -----    --------
Balance, December 31, 1995.....................    122     80,483     24,260      (19,589)    (162)     85,114
  Net loss.....................................     --         --    (22,318)          --       --     (22,318)
  Cash dividends...............................     --         --       (408)          --       --        (408)
  Stockholder loan.............................     --         --         --           --      162         162
  Repurchase of stock..........................     --         --         --         (401)      --        (401)
  Stock based compensation.....................      2        890         --           --       --         892
                                                  ----    -------    -------     --------    -----    --------
Balance, December 31, 1996.....................   $124    $81,373    $ 1,534     $(19,990)   $  --    $ 63,041
                                                  ====    =======    =======     ========    =====    ========

The accompanying notes to consolidated financial statements are an integral part of this statement.

EASCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1996, 1995, and 1994
--------------------------------------------------------------------------------

                                                                            1996         1995         1994
------------------------------------------------------------------------------------------------------------
(In thousands)
CASH FLOWS FROM (FOR) OPERATING ACTIVITIES:
  Net income (loss).....................................................  $(22,318)    $ 11,651     $  4,873
  Adjustments to reconcile net income to net cash flows from (for)
    operating activities:
    Depreciation........................................................     7,624        6,242        4,456
    Amortization of goodwill and other..................................     2,028        1,978        1,516
    Amortization of deferred debt issue costs...........................       572          571          762
    Loss on fixed asset disposals.......................................       327           --           --
    Impairment of long-lived assets.....................................    23,335           --           --
    Stock compensation expense..........................................       890           --           --
    Extraordinary loss on early extinguishment of debt..................        --           --        3,073
      Changes in operating assets and liabilities:
      (Increase) decrease in receivables................................     4,614        1,082      (11,424)
      (Increase) decrease in inventories................................     5,716      (12,513)         505
      (Increase) decrease in other current assets.......................    (2,994)         529        1,133
      (Increase) decrease in other assets...............................      (202)         (58)           1
      Increase (decrease) in accounts payable, accruals and other
         current liabilities............................................    (1,551)      (3,500)       9,231
      Increase (decrease) in deferred taxes -- net......................    (4,546)       1,571          479
      Increase (decrease) in other noncurrent liabilities...............      (810)         480       (1,050)
                                                                          --------     --------     --------
         Net cash flows from operating activities.......................    12,685        8,033       13,555
                                                                          --------     --------     --------
CASH FLOWS (FOR) INVESTING ACTIVITIES:
  Acquisition of Dolton.................................................        --      (26,391)          --
  Property additions -- net.............................................    (6,465)     (13,713)     (10,145)
                                                                          --------     --------     --------
         Net cash flows for investing activities........................    (6,465)     (40,104)     (10,145)
CASH FLOWS FROM (FOR) FINANCING ACTIVITIES:
  Decrease in revolving credit loans....................................        --           --       (1,350)
  Decrease in term loan.................................................        --           --      (56,433)
  Proceeds from issuance of Senior Notes................................        --           --       65,008
  Payment of debt issuance costs........................................        --           --       (3,284)
  Cash dividends paid...................................................      (408)        (204)          --
  Repayment of stockholder loan.........................................       162           53           --
  Repurchase of stock...................................................      (401)          --           --
  Issuance of common stock..............................................         2       31,278           --
                                                                          --------     --------     --------
         Net cash flows from (for) financing activities.................      (645)      31,127        3,941
                                                                          --------     --------     --------
CASH AND EQUIVALENTS:
  Net increase (decrease) for the period................................     5,575         (944)       7,351
  Balance, beginning of period..........................................     7,670        8,614        1,263
                                                                          --------     --------     --------
  Balance, end of period................................................  $ 13,245     $  7,670     $  8,614
                                                                          =========    =========    =========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Issuance of Senior Notes for common stock.............................        --           --     $ 19,992
                                                                          =========    =========    =========
  In-kind dividend of warrants..........................................        --           --     $    500
                                                                          =========    =========    =========

The accompanying notes to consolidated financial statements are an integral part of this statement.

EASCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS
    The Company is the largest independent extruder of soft alloy aluminum products in the United States, with shipments of 310.2 million pounds of aluminum extrusions in 1996, representing a 4.8% increase over 1995 shipments. The Company operates 22 aluminum extrusion presses and three casting facilities at thirteen plants in five states, and its products include standard and custom profiles (shapes of specific lengths and cross-sectional design), conduit and drawn tubing. The Company also produces vinyl extrusions.

    The Company serves approximately 2,600 customers spanning six industry groups (building and construction, transportation, distribution, consumer durables, coaxial cable and electrical), and its extrusions are used in a wide variety of products including door and window frames, truck bodies, truck trailers, recreational vehicles, automobiles, boats, home appliances, patio enclosures and furniture, office furniture and equipment, picture frames, sport and exercise equipment, health care equipment, coaxial cable and electrical conduit. The Company's vinyl extrusions are used primarily by replacement window manufacturers.

2. SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation
    The consolidated financial statements include the accounts of Easco, Inc.
(EI) and its wholly-owned subsidiary, Easco Corporation (Easco) and its subsidiary (collectively the Company). All significant intercompany accounts have been eliminated. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
    Revenue is recognized when products are shipped to customers. Included in net sales are agreed upon tolling fees from casting and extruding customer-supplied material. Sales returns and allowances are treated as a reduction to sales and are provided for based on historical experience and current estimates.

Accounts Receivable
    The Company does not generally require collateral or other security to guarantee trade receivables.

Inventories
    Inventories are valued at the lower of cost or market, with cost determined using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $597,000 and $3.7 million greater than LIFO at December 31, 1996 and 1995, respectively. Components of inventory at December 31, 1996 were: raw materials, $3.1 million; work-in-process, $11.7 million; and finished goods, $12.3 million and at December 31, 1995 were: raw materials, $9.2 million; work-in-process, $12.1 million; and finished goods, $11.6 million. A reduction in inventory levels in 1996 resulted in a liquidation of LIFO inventory quantities carried at lower costs than current replacement costs, the effect of which increased cost of products sold by $757,000.

    The Company has entered into agreements with various customers to sell 17.8 million pounds of finished product at set prices throughout 1997, and has hedged these sales commitments through offsetting raw material purchases at purchase prices set in advance that correspond to the aluminum costs included in the customer arrangement, and at corresponding delivery dates. These commitments are subject to the Company's determination that the creditworthiness of the customers participating in these programs is satisfactory. In addition, futures contracts are used to reduce the risks associated with fluctuations in aluminum prices by matching exposed inventory positions that are not subject to corresponding sales agreements. At December 31, 1996, the Company was not a party to any future aluminum commodity sales contracts for 1997 delivery.

Property, Plant, and Equipment
    Property, plant, and equipment is stated at cost. The Company computes depreciation using the straight-line method for financial reporting purposes based on useful lives of 12 years for machinery and equipment and 20 years for buildings. Accelerated methods are used for income tax purposes. Major renewals and betterments are capitalized and ordinary repairs and maintenance are expensed in the year incurred.

Goodwill
    Goodwill is amortized using the straight-line method over a period of 40 years. Accumulated amortization at December 31, 1996 and 1995 was $7.0 million and $5.8 million, respectively. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted cash flows (See Note 4).

Deferred Debt Issue Costs
    Debt issue costs are amortized using the effective interest rate method over the terms of the related debt instruments. At December 31, 1996, such costs were $3.9 million, before accumulated amortization of $1.6 million. Accumulated amortization at December 31, 1995 was $1.0 million. These costs were incurred in connection with the issuance of the Senior Notes and the Credit Agreement. These amounts are classified in the accompanying balance sheets as other assets.

Environmental Remediation Costs
    The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

Earnings Per Share
    Earnings per share is computed based upon the weighted average number of common shares outstanding during the periods presented after consideration of the dilutive effect of stock options granted. Pursuant to rules of the Securities and Exchange Commission, all options granted by the Company during the twelve month period prior to the April 1995 initial public offering (See
Note 7) have been included in the calculation as if they were outstanding for all periods, using the treasury stock method and average market prices.

Cash Flows
    Net cash flows from operating activities reflect cash payments for interest of $8.5 million in 1996, $9.2 million in 1995, and $5.3 million in 1994 and income tax payments of $4.3 million in 1996, $5.6 million in 1995 and $3.3 million in 1994.

    Cash equivalents represent short-term investments with original maturities of one month or less when purchased, which approximate fair value.

Reclassifications
    Certain reclassifications have been made to prior year amounts to conform with the 1996 presentation.

3. ACQUISITION
    On January 18, 1995 the Company acquired all of the outstanding stock of Dolton Aluminum Company, Inc. ("Dolton"), an aluminum extruder, for $26.4 million in cash including fees and expenses related to the transaction (the "Acquisition"), with possible additional consideration of up to $3.3 million payable after three years, depending on Dolton's performance during that period. The Acquisition, which was financed with cash and borrowings under the Credit Agreement, was accounted for as a purchase. On the date of acquisition the estimated fair value of assets acquired, including goodwill, was $42.2 million and liabilities assumed totaled $15.8 million.

    Pro forma operating results for the year ended December 31, 1995, reflecting purchase price accounting adjustments assuming the Acquisition occurred as of January 1, 1995, do not significantly differ from the historical operating results. The pro forma operating results for the year ended December 31, 1994, reflecting pro forma adjustments assuming the Acquisition occurred as of January 1, 1994, are presented below (in thousands, except per share data):

Net sales.......................................  $316,833
                                                  ========
Income before extraordinary loss................  $  9,619
                                                  ========
Net income......................................  $  6,546
                                                  ========
Earnings per share
  Income before extraordinary loss................$   1.25
                                                  ========
  Net income....................................  $   0.85
                                                  ========

    In the preceding table the combined historical amounts for net sales were not affected by pro forma adjustments, while income before extraordinary item and net income decreased by $4.2 million for the year ended December 31, 1994. These adjustments were related primarily to the additional interest expense on debt incurred to complete the Acquisition, income taxes on Dolton's taxable book income, and adjustments to conform certain accounting procedures to the Company's methods.

    The unaudited pro forma financial data presented above are not necessarily indicative of the results that would have been achieved had such transactions been consummated as of the date indicated or that may be achieved in the future.

EASCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4. UNUSUAL ITEMS
    In November, 1996, the Company's executive staff was reorganized resulting in the turnover of several key executive personnel. In connection with this reorganization, a charge to earnings of $3.5 million was recognized related to separation, executive search, inducement expenses and related legal and professional fees. The inducement expenses include cash bonuses, stock option grants and common stock grants that are subject to various vesting provisions ranging from 2 to 7 years. Further, 150,000 common shares were issued with no vesting provisions. The fair market value of all common shares granted was $1.3 million. The cash expenditures relating to the reorganization totaled $2.0 million.

    In 1996, Dolton experienced severe operating difficulties due to changes in the marketplace, equipment performance, and the related capacity constraints caused by these conditions. These conditions have reduced the estimated future cash flows of this business. As a result, in the fourth quarter of 1996, the Company recognized a pre-tax fixed asset and goodwill impairment charge of $23.3 million. The charge reduced property, plant and equipment by $9.7 million and goodwill by $13.6 million. The property and goodwill were recognized in conjunction with the 1995 acquisition of Dolton (see Note 3). In determining the amount of the impairment charge, the Company developed its best estimate of operating cash flows over the expected holding period. The Company's projections assume a short term decline in volume followed by minor volume increases. These projections, after considering significant one-time expenses, include the impact of cost reduction programs and future estimated capital expenditures as well.

    In 1994, the Company decided to close permanently its Youngstown, Ohio facility and dispose of an extrusion press. Pursuant to these actions a charge of $1.2 million was incurred primarily for estimated losses upon disposition of certain property and equipment and estimated expenses for building maintenance prior to disposition. Production at this facility was absorbed by existing operating facilities.

5. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION
    The major components of the following balance sheet captions at December 31 were (in thousands):

                                           1996      1995
                                          -------   -------
Accounts Payable, Accruals and Other
  Current Liabilities:
  Trade accounts payable................  $28,629   $31,240
  Accrued insurance.....................    2,288     2,225
  Accrued payroll.......................    4,528     4,589
  Accrued interest......................    2,485     2,493
  Other current liabilities.............    8,876     7,810
                                          -------   -------
    Total...............................  $46,806   $48,357
                                          =======   =======
Other Noncurrent Liabilities:
  Accrued environmental liabilities.....  $ 8,038   $ 8,848
  Postretirement benefits other than
    pensions............................    2,799     2,981
  Accrued pension liability.............    4,331     4,541
  Other noncurrent liabilities..........    6,998     6,606
                                          -------   -------
    Total...............................  $22,166   $22,976
                                          =======   =======

6. LONG-TERM DEBT

Senior Notes
    At December 31, 1996 and 1995, long-term debt consisted of $85.0 million of Senior Notes.

    The Senior Notes are general unsecured obligations of Easco and are equal in right of payment with all of Easco's existing and future senior indebtedness and are senior in right of payment to all of its future subordinated indebtedness. The Senior Notes mature on March 15, 2001 and bear interest at the rate of 10% per annum, payable semi-annually on March 15 and September 15. The Senior Notes may be redeemed at the option of Easco, in whole or in part on or after March 15, 1998 at specified redemption prices plus accrued and unpaid interest through the redemption date. In the event of a change of control of Easco, Easco is required to make an offer to purchase the Senior Notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued interest and unpaid interest, to the date of purchase.

    The Senior Notes Indenture ("the Indenture") contains various covenants relating to, among others, restrictions on indebtedness, and other restricted payments, dividends in excess of $5.0 million plus equity capital contributions and 50% of net income subsequent to March 18, 1994, asset sales and mergers. At December 31, 1996 the Company was in compliance with all financial and other covenants contained in the Indenture.

    The fair value of the Senior Notes is estimated to be $85.9 million based on quoted market prices at December 31, 1996.

Bank Credit Agreement
    The Amended Credit Agreement provides available borrowings of up to $30.0 million, including letters of credit, with a maturity date of January 31, 2000. The maximum amount of available borrowings may be increased to $40.0 million provided the Company meets certain financial covenants. Letters of credit totaled $4.0 million on December 31, 1996. The Amended Credit Agreement is secured by substantially all of the Company's inventory, accounts receivable and related assets. Interest is payable on a quarterly basis at rates defined in the Amended Credit Agreement for Base Rate or Eurodollar Rate loans at the option of the Company. The Company is required to pay a commitment fee between .25% to
 .50% per annum of the unused commitment and a letter of credit fee equal to between .875% and 1.875% per annum. Fees within each of these ranges are determined by the Company's financial leverage ratio. The weighted average interest rate for the year 1996 was 8.3%. At December 31, 1996 unused availability under the agreement was $26.0 million.

    The Amended Credit Agreement as of year-end contained financial and other covenants including, among others, restrictions on capital expenditures indebtedness, dividends and other restricted payments, and asset sales, as well as provisions requiring maintenance of a minimum level of net worth and specified fixed coverage charge and consolidated leverage ratios. At December 31, 1996 the Company was in compliance with all financial and other covenants contained in the Amended Credit Agreement.

    In connection with the early extinguishment of debt in 1994 under a previous bank credit agreement entered into in 1992, Easco recognized an extraordinary loss of $3.1 million, net of income tax benefit of $2.0 million, resulting from the write-off of unamortized debt issuance costs. The funds used to satisfy such obligations were obtained from issuance of the Senior Notes.

7. STOCKHOLDERS' EQUITY

Common Stock Offering
    On April 12, 1995 the Company issued 2.5 million shares of common stock in an initial public offering (the "Offering"). Cash proceeds received by the Company from the Offering, after underwriting discounts and commissions and other expenses totaling approximately, $3.7 million, were $31.3 million. As a result of the Offering, long-term debt decreased and stockholders equity increased by approximately $31.3 million. Assuming the Offering occurred as of January 1, 1995, net income for the year ended December 31, 1995 would have increased approximately $250,000 resulting from a reduction in interest expense reflecting the application of net proceeds from the Offering to repay indebtedness under the Credit Agreement.

Preferred And Common Stock Changes
    In conjunction with the management reorganization (see Note 4), the Company granted 150,000 fully vested shares and 70,000 shares which vest over two years, for par value with a weighted average fair value of $5.84 per share at the grant date.

    At the time of the Offering, all preferred and common stock, share and per share data were adjusted to reflect: (i) reclassification of all classes of common stock into one, (ii) the increase in the number of authorized shares of common stock to 40,000,000 shares, (iii) the 9.6949 for 1 split of the common stock, (iv) the maintenance of the $.01 par value of the common stock after the split and (v) the authorization of 1,000,000 shares of preferred stock, all of which were effective April 11, 1995.

Stock Option Plan
    The Company's Stock Option Plan (the "Plan") provides for the granting of a maximum of 775,592 options to purchase common shares to officers and key employees of the Company and subsidiaries. In 1996, 665,852 options were granted under the Plan and 366,159 options were cancelled or redeemed. The options granted included 200,000 options which become exercisable in three annual periods depending upon the attainment of specific performance goals, or at seven years after the date of grant. The remaining options granted become exercisable over three years. In addition to grants under the Plan, the Company entered into Stock Option Agreements providing for the granting of 225,000 options in 1996 for the purchase of common shares to four executive officers. These options have exercise prices ranging from $3.00 per share to $7.25 per share and become exercisable over three years.

EASCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

    Option activity for the three years ended December 31, 1996 is as follows:

                                                   OPTION
                                      SHARES       SHARES
                                     --------   ------------
Outstanding at December 31, 1993...   207,800    $     5.46
  Granted..........................   273,387          9.03
                                     ---------   ----------
Outstanding at December 31, 1994...   481,187     5.46-9.03
  Granted..........................     5,017          9.03
  Cancelled........................   (84,346)         9.03
                                     ---------   ----------
Outstanding at December 31, 1995...   401,858     5.46-9.03
  Granted..........................   890,852     3.00-7.25
  Cancelled........................  (227,625)    5.46-9.03
  Redeemed.........................  (138,534)         7.50
                                     ---------   ----------
Outstanding at December 31, 1996...   926,551    $3.00-9.03
                                     =========   ==========

    The weighted average grant-date fair value of options granted during the year was $6.20 per share. At December 31, 1996, the weighted average exercise price and weighted average remaining contractual life for all options outstanding were $6.27 per share and 5.7 years, respectively. At December 31, 1996, 1995, and 1994, exercisable options totaled 109,900, 201,547 and 69,266 respectively.

    Options outstanding to and exercisable by a stockholder at December 31, 1996, issued in conjunction with the acquisition of Easco in 1992, totaled 191,154 at an option price of $4.87 per share.

    In 1996, the Company adopted Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". As permitted by SFAS No. 123, the Company has not changed its method of accounting for stock-based compensation. If the Company had adopted the fair value method of accounting prescribed by SFAS No. 123, the net loss incurred for 1996 would have increased by $60,000 and net loss per common share would have increased by $0.01. Had SFAS No. 123 been effective prior to 1996, net income for 1995 would have decreased by $4,000 and earnings per common share would have been unaffected.

8. INCOME TAXES
    Components of the provision for income taxes are (in thousands):

                                     1996      1995     1994
                                    -------   ------   ------
Federal -- current................  $  (119)  $5,524   $4,624
Federal -- deferred...............   (3,942)   1,301      478
State and local...................     (102)   1,575    1,266
                                     ------   ------   ------
    Total.........................  $(4,163)  $8,400   $6,368
                                     ======   ======   ======

    A reconciliation of tax at the statutory federal rate to the tax provision is shown below (in thousands):

                                     1996      1995     1994
                                    -------   ------   ------
U.S. federal income tax at 35% in
  1996 and 1995; 34% in 1994......  $(9,270)  $7,018   $4,867
Goodwill amortization and
  impairment......................    5,427      643      515
State and local taxes, net of
  federal benefit and other.......     (320)     739      986
                                     ------   ------   ------
    Total.........................  $(4,163)  $8,400   $6,368
                                     ======   ======   ======

    The approximate tax effect of each type of temporary difference that gave rise to the Company's deferred tax assets (liabilities) at December 31 were as follows (in thousands):

                                        1996         1995
                                      --------     --------
Accrued insurance liability.........  $  1,734     $  1,678
Tax LIFO reserve in excess of book
  reserve...........................    (3,450)      (3,554)
Other...............................     2,259        1,780
Accrued vacation pay................       771          675
Bad debt reserve....................       992          861
                                        ------       ------
    Total current deferred tax
      asset.........................     2,306        1,440
                                        ------       ------
Accrued environmental liability.....     3,215        3,753
Postretirement benefits liability...     1,252        1,278
Book and tax difference in fixed
  asset basis.......................   (19,153)     (22,863)
Other...............................     1,242          763
                                        ------       ------
    Total noncurrent deferred tax
      liability.....................   (13,444)     (17,069)
                                        ------       ------
    Total...........................  $(11,138)    $(15,629)
                                        ======       ======

    At December 31, 1996, the Company had a tax refund receivable of $2.5 million, and an alternative minimum tax credit carryforward of $110,000.

9. LEASES

    The Company has various operating lease commitments through 2004 relating to warehouse and plant facilities, transportation and other equipment, and office space. Rental expense for all operating leases was approximately $4.0 million in 1996, $3.8 million in 1995, and $3.1 million in 1994.

    At December 31, 1996, the Company was obligated to make future minimum lease payments on noncancellable operating leases as follows (in thousands):

1997..............................................  $2,590
1998..............................................   2,049
1999..............................................   1,002
2000..............................................     321
2001..............................................     256
Later years.......................................     417
                                                    ------
  Total minimum payments..........................  $6,635
                                                    ======

10. PENSION PLANS
    The Company has various noncontributory defined benefit pension plans, both single employer and multiple employer, covering substantially all of its employees. Plans covering salaried employees provide pension benefits that are based on the employee's highest compensation during three consecutive years out of five years prior to retirement. Plans covering hourly employees provide benefits of stated amounts for each year of service. It is the Company's policy to make annual contributions required by applicable regulations. Plan assets are invested principally in listed bonds, equity securities, and temporary cash investments.

    Significant assumptions used in the plans' actuarial valuations were:

                                1996       1995       1994
                              ---------  ---------  ---------
Discount rate................     7.50%      7.25%      8.75%
                               to 7.75%
Long-term rate of investment      8.50%      8.50%      8.50%
  return.....................  to 9.50%   to 9.50%   to 9.50%
Salary increase rate.........     5.00%      5.00%      5.00%

    Net periodic pension cost consists of the following (in thousands):

                                   1996      1995      1994
                                  -------   -------   -------
Service cost-benefits earned
  during the period.............  $ 1,174   $   704   $   777
Interest cost on projected
  benefit obligation............    2,977     3,116     2,893
Actual return on plan assets....   (4,626)   (9,010)      327
Net amortization and deferral...    2,527     6,111    (3,272)
                                  -------   -------   -------
Net periodic pension cost.......  $ 2,052   $   921   $   725
                                  =======   =======   =======

    In 1996, the Company terminated a plan related to a previously closed facility and recognized a pre-tax loss of $1.1 million.

    The funded status of such defined benefit pension plans and the amounts recognized in the consolidated balance sheet at December 31 are as follows (in thousands):

                                1996                      1995
                      ------------------------  ------------------------
                        ASSETS     ACCUMULATED    ASSETS     ACCUMULATED
                        EXCEED      BENEFITS      EXCEED      BENEFITS
                      ACCUMULATED    EXCEED     ACCUMULATED    EXCEED
                       BENEFITS      ASSETS      BENEFITS      ASSETS
                      -----------  -----------  -----------  -----------
Projected benefit
  obligation.........   $(5,726)    $ (36,468)    $(7,886)    $ (37,224)
Fair value of plan
  assets.............     9,349        30,597      12,533        28,063
                                      -------     -------       -------
Plan assets in excess
  of (less than)
  projected benefit
  obligation.........     3,623        (5,871)      4,647        (9,161)
Unrecognized net
  (gain) loss........      (166)          527        (316)        3,781
Unrecognized prior
  service cost.......       429            33         457            21
Minimum liability
  adjustments........        --          (383)         --          (382)
                                      -------     -------       -------
Accrued pension asset
  (liability)........   $ 3,886     $  (5,694)    $ 4,788     $  (5,741)
                                      =======     =======       =======
Vested actuarial
  present value of
  benefit
  obligations........   $(5,271)    $ (31,742)    $(7,474)    $ (31,410)
                                      =======     =======       =======
Accumulated benefit
  obligation.........   $(5,726)    $ (32,868)    $(7,886)    $ (32,730)
                        =======     =========     =======     =========

11. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
    The Company provides certain health care and life insurance benefits upon retirement for substantially all salaried employees through an unfunded defined benefit plan. The extent of benefits provided is dependent upon the retiree's years of service, age and retirement date.

    Net periodic postretirement benefits cost consists of the following (in thousands):

                                       1996     1995    1994
                                      ------   ------   ----
Service cost-benefits earned during
  the period........................  $  147   $   94   $124
Interest cost on projected benefit
  obligation........................     242      249    248
Net amortization and deferral.......      10       (9)    16
                                      ------   ------   ----
  Total.............................  $  399   $  334   $388
                                      ======   ======   ====

EASCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

    The following table sets forth the plan's accumulated postretirement benefit obligation at December 31 (in thousands):

                                             1995     1994
                                            ------   ------
Fully-eligible active plan participants...  $1,379   $1,552
Other active participants.................     295      232
Retirees..................................   1,734    1,886
                                            ------   ------
Accumulated postretirement benefit
  obligation..............................   3,408    3,670
Unrecognized net gain or (loss)...........    (277)    (475)
                                            ------   ------
Accrued postretirement benefit
  liability...............................  $3,131   $3,195
                                            ======   ======

    Assumptions used in the plan's actuarial valuation were:

                                     1996     1995      1994
                                     ----     -----     -----
Discount rate....................    7.75%    7.25%     8.75%
Medical inflation rate...........    9.00%   10.00%    11.00%

    The medical inflation rate is assumed to decrease 1% a year to an ultimate rate of 5% by the year 2001. If the medical trend assumption was increased by one percentage point, the liabilities of the plan would increase by $245,000 and the expense for 1996 would increase by $38,000.

12. CONTINGENCIES

Litigation
    Lawsuits and claims are filed from time to time against the Company in the ordinary course of business. Management of the Company, after reviewing developments to date with legal counsel, is of the opinion that the outcome of such matters will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Environmental Remediation
    The Company is subject to a wide variety of environmental laws which continue to be adopted and amended. While the ultimate extent of the Company's liability for pending or potential fines, penalties, remedial costs, claims and litigation relating to environmental laws and health and safety matters and future capital expenditures that may be associated with environmental laws cannot be determined at this time, management, with the assistance of outside environmental consultants, annually assesses the Company's environmental contingencies. Based on management's assessment of the exposure, the Company has recorded reserves of $9.3 million and $10.1 million at December 31, 1996 and 1995, respectively, representing the Company's best estimate of costs of remedial action as well as any related legal and consulting work.

13. RELATED PARTY TRANSACTIONS
    The company has entered into a Services Agreement with American Industrial Partners Management Company, Inc. ("AIPM"), an affiliate of the Company, whereby AIPM is to provide general management, financial, and other advisory services to the Company. In return, the Company has paid AIPM $900,000 for both 1996 and 1995, $1.0 million for 1994, and it agrees to pay $900,000 per year through 2000. This agreement provides for future reductions in fees to recognize the reduced level of management services that AIPM would provide if American Industrial Partners Capital Fund, L.P.'s ownership interest in the Company is reduced significantly. Fees paid to AIPM in connection with the Dolton Acquisition in 1995 and the Senior Note issuance in 1994 totaled $490,000 and $480,000 respectively. In addition, the Company paid a stockholder consulting fees of $50,000 in 1994.

BOARD OF DIRECTORS

TOM H. BARRETT*
Former Chairman, President and
Chief Executive Officer
Goodyear Tire and Rubber Company
Director, A.O. Smith Corporation,
Rubbermaid, Inc., and Air Products and
Chemicals, Inc.

W. RICHARD BINGHAM*
Member, Audit Committee
Former Managing Director
Lehman Brothers

ROBERT CIZIK*
Chairman of the Board and
Member, Audit Committee
Former Chairman and Chief Executive
Officer, Cooper Industries

NORMAN E. WELLS, JR.
President and Chief Executive Officer

ROBERT J. KLEIN*
Member, Compensation Committee

GENE E. LITTLE
Chairman, Audit Committee
Vice President-Finance
The Timken Company

THEODORE C. ROGERS*
Member, Audit Committee
Former Chairman, President and Chief
Executive Officer, NL Industries, Inc.

SAMUEL H. SMITH, JR.
Member, Audit Committee

LAWRENCE W. WARD, JR.*
Member, Compensation Committee

*Messrs. Barrett, Bingham, Cizik, Klein, Rogers, and Ward are general partners, limited partners or employees of American Industrial Partners Capital Fund, L.P. or an affiliate.

EXECUTIVE
OFFICERS

NORMAN E. WELLS, JR.
President and Chief
Executive Officer

TERRY D. SMITH
Executive Vice President and
Chief Financial Officer,
Secretary and Treasurer

JOSEPH M. BYERS
Vice President, Sales
and Marketing

JAMES R. MCKEITHAN
Vice President, Manufacturing

LAWRENCE J. SAX
Vice President, Raw Materials

STOCKHOLDER INFORMATION

ANNUAL MEETING
The Annual Meeting of Stockholders of Easco, Inc. will be held at the Wick-Pollock Inn, 603 Wick Avenue in Youngstown, OH beginning at 10:00 A.M. on Friday, May 9, 1997.

STOCK EXCHANGE LISTING
Easco, Inc. common stock is listed on the Nasdaq National Market under the symbol "ESCO." The common stock commenced trading on April 13, 1995.

The following table sets forth, for the calendar quarters indicated, the reported high and low closing prices for the Company's common stock:

                          1996             1995
                      ------------     ------------
                      HIGH     LOW     HIGH     LOW
                      ----     ---     ----     ---
  First Quarter.....  $9 3/8  $7 1/4
  Second Quarter....   9 3/8   7 5/8   $17     $11 3/4
  Third Quarter.....   8 3/8   4 3/4    12 1/2   6
  Fourth Quarter....   7 3/4   4 1/2     8 3/4   6 3/4

Beginning in the third quarter of 1995, Easco, Inc. has paid regular quarterly dividends on the common stock of $0.01 per share. As of February 15, 1997, there were 116 holders of record of the Company's common stock.

TRANSFER AGENT AND REGISTRAR
For inquiries related to share certificates, changes of address or other general correspondence concerning stockholder accounts, please contact:

     ChaseMellon Bank
    Stock Transfer Administration
     450 West 33rd Street
     15th Floor
    New York, New York 10001
or you may telephone for assistance:
(800) 647-4273

INVESTOR INFORMATION
Investor inquiries should be directed to:
     Investor Relations
     Easco, Inc.
     706 South State Street
     Girard, Ohio 44420
     Phone: (330) 545-4311

ANNUAL REPORT ON FORM 10-K
Stockholders may obtain a copy of the annual report on Form 10-K as filed with the Securities and Exchange Commission (excluding Exhibits) free of charge, upon written request to the Executive Vice President and Chief Financial Officer at Easco, Inc.'s headquarters.

INDEPENDENT AUDITORS
Deloitte & Touche LLP
127 Public Square
Suite 2500
Cleveland, Ohio 44114

HEADQUARTERS
Easco, Inc.
706 South State Street
Girard, Ohio 44420
Phone: (330) 545-4311
Fax: (330) 545-3119

ALUMINUM EXTRUSION FACILITIES
Berlin, Connecticut
Burlington, North Carolina
Dolton, Illinois
Elkhart, Indiana
Fostoria, Ohio
Girard, Ohio
Kokomo, Indiana
Niles, Ohio
Winton, North Carolina

VINYL EXTRUSION FACILITY
Austintown, Ohio

CASTING FACILITIES
Ahoskie, North Carolina
Dolton, Illinois
Niles, Ohio

DEPOTS
Burlington, North Carolina
Dolton, Illinois