Form 10-K, Exhibit 13
period 1997-12-31
EASCO INC /DE/
filed 1998-03-30
CIK 938145

                                                                            LOGO

================================================================================
--------------------------------------------------------------------------------

                               1997 Annual Report

EASCO, INC.
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1997        1996        1995
--------------------------------------------------------------------------------------------
                (Amounts in millions, except per share data and percentages)
OPERATING DATA
Net sales...................................................  $334.5      $321.0      $329.4
Operating profit............................................    19.0       (17.5)       29.3
Adjusted EBITDA(1)..........................................    28.4        19.6        37.5
Income (loss) before income taxes...........................    10.4       (26.5)       20.1
Net income (loss)...........................................     5.4       (22.3)       11.7
Net income (loss) per share--diluted........................  $ 0.51      $(2.17)     $ 1.19

BALANCE SHEET DATA
Working capital.............................................  $ 41.1      $ 38.9      $ 40.3
Total assets................................................   236.3       230.5       258.5
Total long-term debt........................................    85.0        85.0        85.0
Stockholders' equity........................................    68.5        63.0        85.1

OTHER DATA
Pounds shipped..............................................   319.7       319.9       303.3
Net debt to total capital(2)................................   49.8%       48.5%       45.5%

(1) Adjusted EBITDA represents operating profit (loss) plus reorganization expense and non-cash charges including depreciation, amortization and impairment charges.

(2) Net debt equals long-term debt (including current maturities) less cash and equivalents.

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

Financial Highlights........................................    1
Easco at a Glance...........................................    2
Letter to Stockholders......................................    3
Selected Financial and Operating Data.......................    6
Unaudited Quarterly Financial Data..........................    7
Management's Discussion and Analysis........................    8
Independent Auditor's Report................................   13
Consolidated Financial Statements...........................   14
Notes to Consolidated Financial Statements..................   17
Directors and Officers......................................   24

EASCO AT A GLANCE

     Easco is the largest independent extruder of soft alloy aluminum products in the United States. Easco's nearly 2,000 employees serve 2,600 customers from 12 facilities in 5 states -- Connecticut, Illinois, Indiana, Ohio and North Carolina. Easco's products include standard and custom profiles, conduit, and drawn tubing, which are used in a wide array of applications. Total aluminum sales by weight in 1997 is shown in the percentages below.

-----------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                              PRIMARY
 MARKET                       CUSTOMERS                 PRINCIPAL END PRODUCTS AND APPLICATIONS
--------------------------------------------------------------------------------------------------------------------

         BUILDING &           Manufacturers,            New and replacement windows and storm doors, wall
        CONSTRUCTION          assemblers and            partitions, structural beams, patio enclosures, bleacher
            LOGO              contractors               seats, road signs, skylights, and curtain wall.
--------------------------------------------------------------------------------------------------------------------

       TRANSPORTATION         Original equipment        Components used in truck trailers, truck bodies,
            LOGO              manufacturers             recreational vehicles, railcars, step vans, van conversions, automobiles, emergency vehicles, and livestock trailers.
--------------------------------------------------------------------------------------------------------------------

        DISTRIBUTION          Distributors and          Building and construction and transportation products, and a
            LOGO              service centers           variety of general industrial applications.
--------------------------------------------------------------------------------------------------------------------

      ELECTRICAL/OTHER        Manufacturers,            Coaxial cable for telecommunications and cable television
            LOGO              distributors and          applications, electrical conduit, heat sinks, and
                              contractors               connectors.
--------------------------------------------------------------------------------------------------------------------

     CONSUMER DURABLES        Manufacturers and         Components for boats, sport and exercise equipment, swimming
            LOGO              assemblers                pools, lawn and patio furniture, and health care equipment.
--------------------------------------------------------------------------------------------------------------------

TO OUR STOCKHOLDERS,
    The year proved to be both challenging and rewarding as Easco successfully returned to profitability. Our EBITDA growth of 45%, to $28.4 million, was especially gratifying in light of our shipments, which were level from the previous year. These results reflect significant improvements in many areas of our business. In fact, our progress can be most accurately described by one word... "change".

    While organizations naturally tend to resist change, I applaud the many Easco employees who were challenged to do their job in a significantly different way than they did just one year ago. Embracing the concept of change was a key to our success this past year, and will be even more important as we look to the future.

    The changes have been pervasive, leaving little of the former Easco untouched... impacting our organizational structure, manufacturing practices, compensation system, management style, and, on a broader basis, our basic business philosophy. For instance, during 1997 we...

CENTRALIZED our raw material and metal management functions to increase flexibility in production scheduling while enhancing our ability to effectively manage our single largest cost.

ESTABLISHED corporate management of high dollar expense items including freight, energy, maintenance, and operating expenses. While realizing some impact of centralized purchasing in 1997, we believe a large measure of improvement is yet to come.

ENHANCED our sales and marketing prowess, centralizing certain aspects of sales management for added pricing and scheduling control. We did not disturb Easco's excellent regional emphasis on serving and becoming "partners" with our customers.

ADDED significant engineering and technical skills to manage our technology enhancement initiatives, improve plant efficiencies and reduce our manufacturing costs.

STREAMLINED our organizational structure, highlighted by significant restructurings at Dolton and Kokomo in late 1996, and a further streamlining of Dolton last Fall. Easco's entire organization, while broader technically and managerially, is now about 5% smaller than in 1996.

SHARPENED our strategic focus in 1997 with the divestiture of our vinyl extrusion operations. This allows us to redeploy organizational and financial resources to enhance our core aluminum business.

EMPOWERED employee groups to form cross-functional process improvement teams on an ad-hoc basis. Our customer claim resolution team is a prime example of this activity. By re-designing these processes, the dollar value of pending customer claims outstanding plummeted by nearly 75% from historical levels.

IMPLEMENTED gain-sharing and other performance-based compensation programs at many Easco facilities. The intent is to sharpen our focus on performance measures such as on-time delivery, quality, productivity and safety. These programs helped Easco to establish new records in 1997 for press productivity and safety. We believe that sharing the benefit of improved performance will accelerate continuous improvement in our manufacturing processes over the long term.

1997 REPORT CARD
    These and other changes combined to improve significantly our basic cost structure, which also bodes well for the future. Last year I discussed with you our objectives for 1997 and beyond. These goals were:
- SIGNIFICANT OPERATING IMPROVEMENTS
- INCREASED FOCUS ON CUSTOMER SATISFACTION
- BETTER COST CONTROL
- IMPROVED RAW MATERIAL STRATEGY
- OPTIMIZED SALES MIX MANAGEMENT
- ENHANCED INFORMATION SYSTEMS

    These objectives are vital to Easco's success and all Easco employees are accountable for their achievement. Therefore, I would like to share some of the progress we made in the past year.

SIGNIFICANT OPERATING IMPROVEMENTS
    Our overall effort in 1997 was heavily biased toward the "supply side" of our business. Our greatest concern and, therefore, our greatest opportunity, involves the inefficiencies in our melting and billet casting processes. High quality extrusions begin with high quality billet, and improvements were required on both fronts. We are completing technology upgrades to substantially all of our furnace and billet casting facilities, with nearly two thirds of our $10 million capital program initiated in 1997 expended for this purpose.

    With both shipments and margins over metal essentially level from 1996, our improved results reflect better cost control and improved efficiencies at nearly every plant. The most significant improvements occurred at Dolton. Two small tonnage presses were decommissioned during the year, accompanied by a significant reduction in the workforce. Today, Dolton's two remaining presses give Easco the capability to provide the transportation and distribution markets with large diameter shapes more efficiently than at any time since the plant's acquisition in 1995. As we began 1997, our Kokomo facility was also restructured to complement Dolton, and the results have been outstanding, with the facility achieving a 32% increase in productivity during 1997.

IMPROVED CUSTOMER FOCUS
    While we posted improvements in delivery performance and customer returns during 1997, we still have much work ahead of us. In addition to enhancing our bookings management systems, we are in the process of developing still other sales system enhancements designed to increase the ease of doing business with Easco.

IMPROVED COST CONTROL
    On the raw material side, the centralization I previously discussed, coupled with the installation of a metal blending system to optimize chemistry and minimize cost, has substantially improved control of this function. Although we won't be fully utilizing our blending capability until mid 1998, we're off to a good start. Consumption of prime aluminum as a component of our metal mix, declined by more than 10% during 1997.

    With respect to manufacturing costs, accountabilities have been established down to the department level at each plant for tighter management and control of expenses. While we are pleased with the success to date, opportunities for further improvement remain.

IMPROVED SALES MIX
    Our primary objective was to improve the profitability of our existing business. We accomplished this by holding volume growth to a minimum until our plants were positioned to profitably accept new business. We are positioning ourselves to add increments of volume as we move through 1998. However, we intend to be selective as we balance our desire to utilize capacity with the need to continue improving the efficiency of our plants. In addition, we moved a step closer to optimizing our sales mix, a trend we expect to continue as we realize further improvements in product quality and capability.

ENHANCED SYSTEMS
    Our objective was to enhance our information systems to support a lean, yet comprehensive overall management strategy. While progress has been achieved on several fronts, much work remains. We expect progress to be steady in this regard over the next two years. While sales and raw materials management have required the bulk of our efforts in 1997, initiatives to support a higher level of process management and increased capacity utilization will be undertaken in 1998.

    As part of our focus on information systems, we continued our program to assure that Easco's computer hardware and software applications are ready for the year 2000. We expect this program to be completed during 1998 in the normal course of operations.

LOOKING AHEAD
    While we changed significantly in 1997, Easco is still a work in progress. In 1998, we plan to invest nearly $16 million to complete our billet casting upgrades and to begin enhancing our extrusion manufacturing capability as well. As we begin 1998, our key challenges are:

    - A rapid, successful startup of our Ahoskie, North Carolina billet casting expansion. This is critical if we are to maximize the impact of internally producing our billet requirements. We are planning the start-up of this facility late in the second quarter.

    - Continuation of the positive results we have recently achieved at Dolton. This facility must demonstrate consistent profitability on its restructured, smaller scale. While we are very encouraged by the results thus far, consistency in all aspects of its operations is the key to long term success.

    - Successful broadening of our service center and distribution business. This effort is being supported by expanding depot stocking programs at Burlington, North Carolina, adding a northeast depot at Berlin, Connecticut, and adding product lines to the existing depot at Dolton.

    - Successful growth in our value-added fabricated products business, supported by capital investment at our Winton, North Carolina facility.

    As you can see, our agenda remains full of initiatives which offer additional earnings potential. The change that has been implemented, and the changes yet to come, will result in a stronger, more focused and more competitive Easco. Our accomplishments in 1997, and all that we intend to achieve as we move forward, reflect our commitment to enhance value for our customers, our employees and our stockholders. Thank you for your continued
confidence and support as we continue to grow and prosper.... together!

/s/ Norman E. Wells, Jr.
Norman E. Wells, Jr.
President and Chief Executive Officer
March 23, 1998

The above statements concerning the Company's plans, opportunities, strategies and outlook for 1998 and future periods are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially, as described under "Cautionary Statement under the Private Securities Litigation Reform Act," contained in 'Management's Discussion and Analysis of Financial Condition and Results of Operations' in this Annual Report and in the Company's Annual Report on Form 10-K.

EASCO, INC.
SELECTED FINANCIAL AND OPERATING DATA
--------------------------------------------------------------------------------

                                                                    YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------------------
                                                    1997         1996         1995         1994         1993
---------------------------------------------------------------------------------------------------------------

                     (Amounts in millions, except share, and per share data)
OPERATING DATA
  Net sales....................................  $    334.5   $   321.0    $   329.4    $   257.8    $   202.9
  Gross profit.................................        37.3         31.6         45.8         39.2         31.8
  Impairment of long-lived assets..............          --         23.3           --           --           --
  Non-recurring charges(1).....................         0.4          3.5           --          1.2          0.8
  Income (loss) before extraordinary loss(2)...         5.4        (22.3)        11.7          7.9          6.0
  Net income (loss)............................         5.4        (22.3)        11.7          4.9          6.0
  Earnings per common share--diluted
    Income (loss) before extraordinary loss....  $     0.51    $   (2.17)   $    1.19    $     .94    $    0.61
    Extraordinary loss.........................          --           --           --         0.36           --
                                                 ----------    ---------    ---------    ---------    ---------
    Net income (loss)..........................  $     0.51    $   (2.17)   $    1.19    $    0.58    $    0.61
                                                 ==========    =========    =========    =========    =========
Weighted average number of common shares
  outstanding--assuming dilution...............  10,671,246    10,261,774   9,816,127    8,380,405    9,774,108

BALANCE SHEET DATA
  Total assets.................................  $    236.3    $   230.5    $   258.5    $   203.2    $   184.4
  Total debt...................................        85.0         85.0         85.0         85.0         57.8
  Stockholders' equity.........................        68.5         63.0         85.1         42.3         57.5
  Cash dividends per share.....................  $     0.04    $    0.04    $    0.02    $      --    $      --

OTHER DATA
  Adjusted EBITDA(3)...........................  $     28.4    $    19.6    $    37.5    $    29.8    $    23.6
  Capital expenditures (net)...................  $      9.8    $     6.5    $    13.7    $    10.1    $     6.4
  Depreciation of fixed assets.................  $      7.3    $     7.6    $     6.2    $     4.5    $     3.9
  Pounds shipped...............................       319.7        319.9        303.3        268.1        223.6

---------------

1) Non-recurring items include a plant restructuring, retirement plan termination and revision of environmental contingency obligation estimates in 1997; an executive reorganization in 1996; a plant closure and disposal of an extrusion press in 1994 and the resignation and replacement of the Company's president in 1993.

2) Extraordinary loss on early extinguishment of debt of $3.1 million, net of federal income tax benefits of $2.0 million in 1994. This loss relates to the write-off of unamortized debt issuance costs associated with Easco's previous credit agreement which was paid in full during the first quarter of 1994.

3) Management uses Adjusted EBITDA as an important measure of performance and ability to service debt. Adjusted EBITDA represents operating profit plus reorganization expense and non-cash charges including depreciation, amortization and asset impairment as follows:

                                         YEAR ENDED DECEMBER 31,
                                 ---------------------------------------
                                  1997     1996    1995    1994    1993
                                 ------   ------   -----   -----   -----
   Operating profit (loss).....  $ 19.0   $(17.5)  $29.3   $22.6   $17.4
   Depreciation &
    amortization...............     9.0      9.7     8.2     6.0     5.4
   Impairment of long-lived
    assets(a)..................      --     23.9      --      --      --
   Non-recurring charges.......     0.4      3.5      --     1.2     0.8
                                 ------   ------   -----   -----   -----
   Adjusted EBITDA.............  $ 28.4   $ 19.6   $37.5   $29.8   $23.6
                                 ======   ======   =====   =====   =====

   Adjusted EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity.

(a) Includes $0.6 million classified as operating expenses.

EASCO, INC.
UNAUDITED QUARTERLY FINANCIAL DATA
--------------------------------------------------------------------------------

                                                                                1997
                                                       ------------------------------------------------------
                                                        FIRST     SECOND      THIRD       FOURTH
                                                       QUARTER    QUARTER    QUARTER     QUARTER       YEAR
-------------------------------------------------------------------------------------------------------------
(Amounts in millions, except per share data)
Pounds shipped.......................................    77.7       85.7       84.0         72.3        319.7
Net sales............................................   $77.3      $90.0     $ 89.5       $ 77.7      $ 334.5
Gross profit.........................................     6.8       11.0       10.7          8.8         37.3
Net income (loss)....................................      --        1.5        1.3          2.6          5.4
Earnings (loss) per share-diluted (1)................   $  --      $0.14     $ 0.12       $ 0.24      $  0.51
                                                        =====      =====     ======       ======      =======

--------------------------------------------------------------------------------

                                                                                1996
                                                       ------------------------------------------------------
                                                        FIRST     SECOND      THIRD       FOURTH
                                                       QUARTER    QUARTER    QUARTER    QUARTER(2)     YEAR
-------------------------------------------------------------------------------------------------------------
(Amounts in millions, except per share data)
Pounds shipped.......................................    75.8       86.0       84.0         74.1        319.9
Net sales............................................   $77.1      $86.8     $ 84.4       $ 72.7      $ 321.0
Gross profit.........................................    10.6       11.3        7.2          2.5         31.6
Net income (loss)....................................     2.2        2.5       (0.9)       (26.1)       (22.3)
Earnings (loss) per share-diluted (1)................   $0.21      $0.24     $(0.09)      $(2.53)     $ (2.17)
                                                        =====      =====     ======       ======      =======

(1) Quarterly per share data may differ from full year results due to differences in the weighted number of shares used in the computations.

(2) The following significant pre-tax adjustments were recorded in the fourth quarter of 1996:

   (a) Impairment of property and goodwill related to the Dolton facility: $23.3 million

   (b) Termination of a pension plan related to a previously closed facility:
       $1.1 million

   (c) Reorganization of the executive staff: $3.5 million

EASCO, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Easco, Inc. (the Company) is the largest independent extruder of soft alloy aluminum products in the United States operating 21 extrusion presses and three casting facilities in five states. The Company also produced vinyl extrusions in an operation which it sold in January 1998.
    During 1997, the Company focused on a series of initiatives to increase product quality and reduce unit costs. Of primary concern was the Company's Dolton, Illinois (Dolton) facility which had experienced a pronounced deterioration in profitability since its acquisition in 1995. Dolton's billet casting technology was significantly upgraded during the year and its melting furnace technology is scheduled for upgrade during the second quarter of 1998. In August, the Company announced a restructuring of the Dolton extrusion operations which included the elimination of a second press and a reduced operating schedule in order to allow the Company to upgrade the remaining presses. As these upgrades are completed during 1998, the Company currently plans to return the plant steadily to full operations over the remainder of the year. As a result of the restructuring, the Company recorded a non-recurring charge of $1.7 million in the third quarter of 1997.
    Also in August, the Company announced a significant expansion of its Ahoskie, North Carolina casting operations. The $6.5 million project will effectively double the capacity of the plant to 220 million pounds and reduce the Company's use of billet purchased from outside sources. The expansion is intended to give the Company greater control over billet quality and delivery in addition to reducing unit material costs.
    In order to focus on its core business of aluminum extrusions, the Company also announced in August that it intended to sell its vinyl extrusion operation in Austintown, Ohio. In December 1997, an agreement was reached for the sale of the vinyl business. The Company estimates that it will record a pre-tax gain of approximately $3.0 million from the transaction which closed in January, 1998.
    The Company addressed operational inefficiencies at all of its plants during 1997. These efforts focused on areas such as productivity per press hour, scrap generation and plant safety. Improvements have been realized in most operations. For example, the lost time accident rate for the Company as a whole decreased over 27% in 1997. In addition to having a favorable impact on plant costs, this also reflects the Company's commitment to provide its employees with a safe working environment. The Company is planning for further improvements and cost reductions from these efforts during 1998.
    The following table sets forth, for the periods shown, certain operating results which management views as important measures of the Company's performance.

                                 YEAR DECEMBER 31,
------------------------------------------------------

                               1997     1996     1995
------------------------------------------------------
(Amounts in millions, except per pound data)
Net sales...................  $334.5   $321.0   $329.4
Gross profit................    37.3     31.6     45.8
Selling and administrative
  expenses..................    15.3     19.3     13.5
Non-recurring and impairment
  charges...................     0.4     26.8       --
Operating profit (loss).....    19.0    (17.5)    29.3
Net income (loss)...........  $  5.4   $(22.3)  $ 11.7
                              ======   ======   ======
    Depreciation and
      amortization..........  $  9.0   $  9.7   $  8.2
                              ======   ======   ======
Adjusted EBITDA.............  $ 28.4   $ 19.6   $ 37.5
                              ======   ======   ======
Pounds shipped:
  Product sales.............   216.7    202.7    189.9
  Toll sales................   103.0    117.2    113.4
                              ------   ------   ------
  Total.....................   319.7    319.9    303.3
                              ======   ======   ======
Gross profit per pound......  $0.117   $0.099   $0.151
Adjusted EBITDA per pound...  $0.089   $0.061   $0.124

CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
    The statements in the third and fifth paragraphs of this Management's Discussion and Analysis of Financial Condition concerning anticipated events are forward looking statements as such term is used under the Private Securities Litigation Reform Act of 1995. The Company's performance may be affected by many uncertainties that exist in the Company's operations and business environment that may cause actual performance to differ materially from performance suggested by any forward looking statements.
    Demand for the Company's products is cyclical in nature and subject to changes in general market conditions that affect demand. The Company's customers operate primarily in industries (e.g., building and construction and transportation) that are affected by changes in economic conditions, which in turn can affect orders for extrusions. The Company and the extrusion industry generally operate without significant order backlogs. As a result, economic slowdowns and recessions could adversely affect the extrusion industry and the Company. The Company's performance may also be affected by other risks and uncertainties that may cause actual performance to differ materially from any forward-looking statements, including but not limited to the following: the Company's level of utilization of its extrusion capacity and the impact of capacity utilization on costs; the Company's ability to increase its market share, which may be necessary to maximize capacity utilization, and the costs associated with any such efforts; the highly competitive nature of the extrusion industry and the relatively greater capitalization and lower levels of indebtedness of certain competitors, particularly integrated aluminum producers; developments with respect to contingencies such as environmental matters and litigation; the impact on variable costs of changes in labor market conditions and energy and raw materials costs (primarily aluminum); seasonal variations in the extrusion business which is generally stronger in the second and third quarters and weaker in the first and fourth quarters; whether the Company's management team hired in late 1996 will be able to improve operations and profitability as planned, particularly at Dolton; whether and to what extent the Company's capital expenditures can achieve reductions in variable costs; and the Company's ability to integrate and operate acquired facilities on a profitable basis. For further information, see section titled "Cautionary Statement" in Part I, Item 1 of the Company's annual report on Form 10-K.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1997 AND 1996
    Net sales increased 4.2% to $334.5 million in 1997 from $321.0 million in 1996. The increase was largely due to a change in the mix between product and toll sales. Product sales, the prices of which include the cost of Company supplied metal, were 67.8% of shipments in 1997 compared to 63.4% in 1996. Total shipments of aluminum extrusions were nearly level from 1996 to 1997.
    Gross profit increased 18% in 1997 to $37.3 million compared to $31.6 million in 1996. The improvement was primarily due to operating improvements at Dolton, particularly in the second half of the year. In addition, the spread between extrusion selling price and the Company's molten metal cost (metal margin) widened due to the use of a larger percentage of aluminum scrap in the mix of raw materials. As a result, gross profit per pound increased from $0.099 per pound in 1996 to $0.117 per pound in 1997.
    Selling, general and administrative expenses decreased 21% from $19.3 million in 1996 to $15.3 million in 1997. This reduction was a result of management's focus on reducing administrative expenses, lower bad debt write-offs and reduced pension expense. On a per pound basis, selling and administrative expenses decreased to $0.048 in 1997 from $0.06 in 1996.
    In August, 1997, the Company announced a series of initiatives which included a strategic downsizing of Dolton. As a result of this downsizing, the Company recorded a $1.7 million charge that included, among other items, a $721,000 write-down of assets to net realizable value and employee severance costs.
    During the fourth quarter of 1997, the Company recognized non-recurring charges for the cost of terminating a supplemental executive retirement plan and for the settlement of litigation relating to the pension liability of a bankrupt member of a multi-employer plan in which the Company participated. The total charge for these items was $1.0 million. In addition, the Company revised its estimate of environmental contingencies and reduced its environmental reserve by $2.3 million upon completing an evaluation of each operating facility and all other known environmental exposures.
    Operating profit increased $36.5 million in 1997 when compared to 1996. The results for 1996 include a $23.3 million charge for impairment of assets at Dolton and a $3.5 million reorganization charge relating to the realignment of the Company's executive management in November, 1996. Excluding these charges, operating profit would have been $9.3 million in 1996 compared to $19.0 million in 1997. The increase was primarily due to the lower selling, general and administrative costs and higher gross profit as discussed above.
    Net interest expense was $8.6 million in 1997 compared to $9.0 million in 1996. The reduction was primarily a result of increased interest income from cash investments.
    Tax expense for 1997 was $5.0 million compared to a tax benefit of $4.2 million in 1996. The increase in taxes was a result of the higher pre-tax income in 1997. The Company's effective tax rate differs from the federal statutory rate primarily as a result of state and local income taxes and non-deductible amortization of goodwill.
    Net income increased to $5.4 million in 1997 from a net loss of $22.3 million in 1996. A majority of this increase was due to the special charges incurred in 1996. However, the improvement in operating profits discussed above was also a contributing factor.

YEARS ENDED DECEMBER 31, 1996 AND 1995
    During 1996, pounds shipped increased to 319.9 million from 303.3 million in 1995, an increase of 16.6 million pounds, or 5.5%. This increase in shipments is due primarily to strong demand during 1996 in the transportation and building and construction end-use markets served by the Company, offsetting a decline in the electrical sector. One of the segments of the transportation market that did not

EASCO, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

experience increased demand was commercial trailer sales which declined and adversely affected results at Dolton. Net sales decreased 2.6% during 1996 compared to 1995, on higher shipments at lower per pound selling prices. The lower selling prices compared to the prior period reflects declines in the cost of aluminum ingot and scrap, the Company's principal raw materials.
    Gross profit decreased to $31.6 million in 1996 compared to $45.8 million in 1995, a decrease of $14.2 million or 31%. Despite higher shipment and capacity utilization levels, gross profit declined in 1996 principally as a result of higher manufacturing costs, a less favorable sales product mix and more competitive pricing in the truck trailer segment of the transportation market. The higher manufacturing costs compared to the prior year resulted primarily from a continuation of production difficulties, principally at Dolton, and the write-off of a bankrupt customer's work-in-process inventory. As a result, gross profit per pound in 1996 decreased to $0.099 compared to $0.151 per pound in 1995.
    Selling, general and administrative expenses increased by $5.8 million or 43% to $19.3 million during 1996 compared to 1995. The increase in these expenses for 1996 is primarily the result of: (i) unusually high bad debt expense related to a large customer bankruptcy; (ii) increased shipping and delivery expenses primarily relating to increased volume; (iii) increased selling expense, including commissions related to increased volume; and (iv) increased pension expenses, resulting from an obligation incurred in connection with a plan termination. On a per pound basis, overall selling, general and administrative expenses increased from $0.045 in 1995 to $0.06 in 1996.
    During 1996, a reorganization charge of $3.5 million was incurred primarily for inducement and separation expenses relating to the turnover of several key executive personnel. The inducement expenses include stock grants and options as well as cash bonuses. Because the cash bonuses are forfeitable for a two-year period in certain circumstances, for each of the years 1997 and 1998, an additional charge of $1.3 million related to this reorganization may be incurred as additional inducements become vested.
    During the fourth quarter of 1996, a $23.3 million charge was incurred reflecting the impairment of long-lived assets at Dolton, based on an assessment of the value of these assets in light of recent and anticipated performance. The impairment charge reduced property, plant and equipment by $9.7 million and goodwill by $13.6 million. As a result of these write-offs, annual operating expenses for 1997 and future periods will be reduced by approximately $1.1 million.
    Operating profit (loss) for 1996 decreased by $46.8 million from $29.3 million in 1995 to ($17.5) million in 1996. The lower results for 1996 compared to 1995 were primarily attributable to the long-lived asset impairment charge, higher manufacturing costs and reorganization charges and the result of higher selling, general and administrative expenses, as discussed above.
    Interest expense was $9.0 million in 1996 compared to $9.3 million in 1995. The decrease in interest expense in 1996 is the result of the effect of the Company's issuance of 2.5 million of shares of common stock in an initial public offering (the "Offering") during April 1995, which reduced indebtedness by approximately $31.3 million. The Company's interest expense is determined in part by the level of its revolving credit borrowings, which were not significant for any period after the Offering, as cash requirements were met primarily from operations.
    The tax benefit for 1996 was $4.2 million on a pre-tax loss of $26.5 million or 15.8%, compared to a tax provision of $8.4 million on a pre-tax income of $20.1 million or 41.8% in 1995. These rates differ from the federal statutory rate of 35% primarily due to state and local income taxes, non-deductible amortization of goodwill, and the portion of the impairment of long-lived asset charge related to goodwill. The differences in the effective tax rates for 1996 compared to 1995, resulted primarily from higher non-deductible amortization and impairment of goodwill in proportion to pre-tax income or loss.
    Due to the decline in operating profit discussed above, including the special charges for the management reorganization and long-lived asset impairment, the Company incurred a net loss for the year ended December 31, 1996 of $22.3 million or $2.17 diluted earnings per share, compared to net income of $11.7 million or $1.19 diluted earnings per share, for the year ended December 31, 1995. Excluding the management reorganization and long-lived asset impairment charges, net loss would have been $542,000 and net loss per share would have been $0.05. The per share amounts for 1996 are based on 10,261,774 diluted weighted average shares outstanding while the 1995 per share amounts are based on 9,816,127 diluted weighted average shares outstanding. The change in the shares outstanding are due primarily to the Company's initial public offering in 1995.

LIQUIDITY AND CAPITAL RESOURCES
    The Company's primary sources of working capital are cash flows from operating activities and borrowings under the Company's revolving line of credit. Working capital amounted to $41.1 million and $38.9 million at December 31, 1997 and 1996, respectively. The Company's cash needs arise principally from working capital require-ments, interest expense and capital investments. Working capital needs are generally higher during periods of increasing aluminum prices.
    Net capital expenditures for equipment and facility improvements were $9.8 million, $6.5 million and $13.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. The Company used these expenditures to purchase, modernize or upgrade production equipment and to maintain facilities. In addition, in January, 1995, the Company acquired all of the stock of Dolton for $26.4 million including fees and expenses related to the transaction. Capital expenditures for 1998 are expected to be $16.0 million, including the completion of the Ahoskie, North Carolina expansion and the continued upgrade of Dolton. The costs of these capital projects are expected to be funded out of the Company's operating cash flow, proceeds from the sale of the vinyl extrusion operation and borrowings, if necessary, under the revolving line of credit.
    During 1997, the Company completed a review of its significant computer hardware and software applications which was intended to identify potential year 2000 issues and develop strategies for their resolution. Based on the results of the review, management believes a majority of the Company's significant computer hardware and software applications are year 2000 compliant. The Company plans to complete modifications of all significant year 2000 issues by September 30, 1998. The estimated cost to update those applications which have potential year 2000 problems is not expected to have a material impact on the Company's business, operations or financial condition. These costs are based on management's best estimates, which were derived utilizing numerous assumptions of future events. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those plans.
    In addition, the Company is communicating with others with whom it does significant business to determine their year 2000 compliance readiness and the extent to which the Company is vulnerable to any third party year 2000 issues. However, there can be no guarantee that the systems of third parties on which the Company's systems rely will be timely converted or that a failure to convert, or a conversion that is incompatible with the Company's systems, would not have an adverse effect on the Company's system.
    As of December 31, 1997, the Company's long-term indebtedness was $85.0 million. All of the long-term indebtedness consisted of unsecured Senior Notes that have no scheduled principal payments until maturity in 2001. The Company has an Amended Credit Agreement with a syndicate of banks which provides for borrowings on a revolving credit line of up to $40.0 million dollars, subject to available collateral (primarily inventory and accounts receivable). Indebtedness under the agreement is secured by inventory, accounts receivable and related assets, and the stock of Dolton. The maximum borrowing availability may be decreased to $30.0 million if certain financial covenants are not met. As of December 31, 1997, there were no borrowings and $3.4 million of letters of credit outstanding under the Amended Credit Agreement. Availability under the Amended Credit Agreement was approximately $36.6 million. The Amended Credit Agreement terminates on January 31, 2000.
    The Company believes that it will generate sufficient cash flow from operations, as supplemented by its available borrowings under its Amended Credit Agreement, to meet debt service requirements and to meet its short-term and long-term working capital and capital expenditure requirements although no assurance can be given that it will be able to do so or that it will be able to refinance the Senior Notes or the Amended Credit Agreement at maturity.

FINANCIAL INSTRUMENTS
    In the normal course of business, the Company enters into forward sales contracts with certain customers for the sale of fixed quantities of finished products. The aluminum cost component of the forward sales contracts is typically fixed for the duration of the contracts. In order to hedge its exposure to aluminum price volatility under these forward sales contracts, the Company may enter into aluminum futures contracts based on the scheduled deliveries of product.
    At December 31, 1997, the Company was a party to aluminum futures contracts with a nominal value of $2.0 million through recognized brokerage firms. These aluminum futures contracts cover approximately 2.9 million pounds of aluminum at prices expected to be settled financially in cash as they reach their respective settlement dates. As of December 31, 1997, the nominal value of the aluminum futures contracts approximated market value. No contracts were outstanding as of December 31, 1996.

ENVIRONMENTAL MATTERS
    The Company is subject to a wide variety of environmental laws which continue to be adopted and amended. While the ultimate extent of the Company's liability for pending or potential fines, penalties, remedial costs, claims and litigation relating to environmental laws and health and safety matters and future capital expenditures that may be associated with environmental laws cannot be determined at this time, management, with the assistance of outside environmental consultants, continually assesses the Company's environmental contingencies. After an extensive review of each operating facility and all known environmental exposures by management and

EASCO, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

outside environmental consultants during 1997, the Company reduced the recorded environmental reserve by $2.3 million to reflect the Company's best estimate of costs of remedial action as well as any related legal and consulting work. As of December 31, 1997 and 1996, respectively, the Company's environmental reserves totaled $6.3 million and $9.3 million.

SEASONALITY
    The Company does not experience significant seasonality in its business. However, results of operations are generally lower in the first and fourth quarters of the year.

                                                                            LOGO

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
Easco, Inc.

    We have audited the accompanying consolidated balance sheets of Easco, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Easco, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
February 2, 1998

EASCO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1997 and 1996
--------------------------------------------------------------------------------

                                                                1997           1996
-------------------------------------------------------------------------------------
(In thousands, except share and per share data)
ASSETS
Current Assets:
    Cash and equivalents....................................  $  8,470       $ 13,245
    Receivables, net........................................    41,881         40,802
    Inventories.............................................    40,059         27,143
    Other current assets....................................     4,061          6,592
                                                              --------       --------
         Total current assets...............................    94,471         87,782
Property, plant and equipment, net..........................    81,875         79,661
Goodwill, net...............................................    53,238         54,754
Other assets................................................     6,680          8,260
                                                              --------       --------
         Total assets.......................................  $236,264       $230,457
                                                              ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable........................................  $ 29,363       $ 28,629
    Accrued insurance obligations...........................     3,290          4,334
    Accrued payroll.........................................     5,596          4,528
    Other current liabilities...............................    15,087         11,361
                                                              --------       --------
         Total current liabilities..........................    53,336         48,852
Long-term debt..............................................    85,000         85,000
Deferred income taxes.......................................    14,291         13,444
Accrued pension benefits....................................     1,760          4,331
Accrued postretirement benefits.............................     2,879          2,799
Other noncurrent liabilities................................    10,479         12,990
                                                              --------       --------
         Total liabilities..................................   167,745        167,416
Commitments and contingencies...............................        --             --
Stockholders' equity:
    Preferred stock, $.01 par value, authorized 1,000,000
     shares; none issued and outstanding....................        --             --
    Common stock, $.01 par value, authorized 40,000,000
     shares; 12,440,276 and 12,414,892 shares issued and
     outstanding at December 31, 1997 and 1996,
     respectively...........................................       124            124
    Paid-in capital.........................................    81,875         81,373
    Retained earnings.......................................     6,510          1,534
    Less: Treasury stock: 2,005,222 shares..................   (19,990)       (19,990)
                                                              --------       --------
         Total stockholders' equity.........................    68,519         63,041
                                                              --------       --------
         Total liabilities and stockholders' equity.........  $236,264       $230,457
                                                              ========       ========

The accompanying notes are an integral part of the consolidated financial statements.

EASCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND STOCKHOLDERS' EQUITY
For the Years Ended December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------

                                                                 1997          1996         1995
---------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)
OPERATIONS
Net sales:
    Product sales...........................................  $  279,688    $  258,648    $ 280,941
    Tolling fees............................................      54,827        62,383       48,469
                                                              ----------    ----------    ---------
                                                                 334,515       321,031      329,410
Cost of products sold.......................................     297,248       289,463      283,656
                                                              ----------    ----------    ---------
    Gross profit............................................      37,267        31,568       45,754
Selling, general and administrative.........................      15,342        19,286       13,488
Amortization of goodwill....................................       1,656         2,028        1,978
Management fee..............................................         900           900          900
Impairment of long-lived assets.............................          --        23,335           --
Non-recurring charges.......................................         405         3,479           --
                                                              ----------    ----------    ---------
    Operating income (loss).................................      18,964       (17,460)      29,338
Interest expense............................................       8,589         9,021        9,337
                                                              ----------    ----------    ---------
    Income (loss) before income taxes.......................      10,375       (26,481)      20,051
Income tax provision (benefit)..............................       4,983        (4,163)       8,400
                                                              ----------    ----------    ---------
Net income (loss)...........................................  $    5,392    $  (22,318)   $  11,651
                                                              ==========    ==========    =========
Net income (loss) per common share..........................  $      .52    $    (2.17)   $    1.22
                                                              ==========    ==========    =========
Net income (loss) per common share -- assuming dilution.....  $      .51    $    (2.17)   $    1.19
                                                              ==========    ==========    =========
Weighted average number of common shares....................  10,416,293    10,261,774    9,544,514
                                                              ==========    ==========    =========
Weighted average number of common shares -- assuming
  dilution..................................................  10,671,246    10,261,774    9,816,127
                                                              ==========    ==========    =========

--------------------------------------------------------------------------------

                                                 COMMON   PAID-IN   RETAINED   TREASURY
                                                 STOCK    CAPITAL   EARNINGS    STOCK     OTHER    TOTAL
----------------------------------------------------------------------------------------------------------
(In thousands)
Balance, January 1, 1995.......................   $ 97    $49,230   $12,813    $(19,589)  $(215)  $ 42,336
  Net income...................................     --         --    11,651          --      --     11,651
  Cash dividends, $0.02 per share..............     --         --      (204)         --      --       (204)
  Initial public offering......................     25     31,253        --          --      --     31,278
  Stockholder loan.............................     --         --        --          --      53         53
                                                  ----    -------   --------   --------   -----   --------
Balance, December 31, 1995.....................    122     80,483    24,260     (19,589)   (162)    85,114
  Net loss.....................................     --         --   (22,318)         --      --    (22,318)
  Cash dividends, $0.04 per share..............     --         --      (408)         --      --       (408)
  Stockholder loan.............................     --         --        --          --     162        162
  Repurchase of stock..........................     --         --        --        (401)     --       (401)
  Stock based compensation.....................      2        890        --          --      --        892
                                                  ----    -------   --------   --------   -----   --------
Balance, December 31, 1996.....................    124     81,373     1,534     (19,990)     --     63,041
  Net income...................................     --         --     5,392          --      --      5,392
  Cash dividends, $0.04 per share..............     --         --      (416)         --      --       (416)
  Exercise of stock options....................     --        292        --          --      --        292
  Stock based compensation.....................     --        210        --          --      --        210
                                                  ----    -------   --------   --------   -----   --------
Balance, December 31, 1997.....................   $124    $81,875   $ 6,510    $(19,990)  $  --   $ 68,519
                                                  ====    =======   ========   ========   =====   ========

The accompanying notes are an integral part of the consolidated financial statements.

EASCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1997, 1996, and 1995
--------------------------------------------------------------------------------

                                                                1997        1996        1995
----------------------------------------------------------------------------------------------
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $  5,392    $(22,318)   $ 11,651
  Adjustments to reconcile net income (loss) to net cash
    provided (used) by operating activities:
    Depreciation............................................     7,331       7,624       6,242
    Amortization of goodwill and other......................     1,656       2,028       1,978
    Amortization of deferred debt issue costs...............       572         572         571
    (Gain) loss on fixed asset disposals....................       270         327          --
    Impairment of long-lived assets.........................        --      23,335          --
    Stock compensation expense..............................       210         890          --
    Increase (decrease) in deferred taxes -- net............       823      (4,546)      1,571
      Changes in operating assets and liabilities:
      (Increase) decrease in receivables....................    (1,079)      4,614       1,082
      (Increase) decrease in inventories....................   (12,916)      5,716     (12,513)
      Decrease (increase) in other current assets...........     2,554      (2,994)        529
      Decrease (increase) in other assets...................       868        (202)        (58)
      Increase (decrease) in accounts payable...............       734      (2,611)      7,511
      Increase (decrease) in other current liabilities......     3,750       3,106     (11,011)
      (Decrease) increase in other noncurrent liabilities...    (5,002)     (2,856)        480
                                                              --------    --------    --------
         Net cash flows from operating activities...........     5,163      12,685       8,033
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of Dolton.....................................        --          --     (26,391)
  Property additions -- net.................................    (9,814)     (6,465)    (13,713)
                                                              --------    --------    --------
         Net cash flows used in investing activities........    (9,814)     (6,465)    (40,104)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash dividends paid.......................................      (416)       (408)       (204)
  Repayment of stockholder loan.............................        --         162          53
  Repurchase of stock.......................................        --        (401)         --
  Issuance of common stock..................................       292           2      31,278
                                                              --------    --------    --------
         Net cash flows (used) provided in financing
           activities.......................................      (124)       (645)     31,127
  (Decrease) increase in cash and equivalents...............    (4,775)      5,575        (944)
  Cash and equivalents, beginning of year...................    13,245       7,670       8,614
                                                              --------    --------    --------
  Cash and equivalents, end of year.........................  $  8,470    $ 13,245    $  7,670
                                                              ========    ========    ========
SUPPLEMENTAL DISCLOSURES:
  Interest paid.............................................  $  8,759    $  8,752    $  9,210
  Income taxes (refunded) paid..............................  $   (170)   $  4,342    $  5,600

The accompanying notes are an integral part of the consolidated financial statements.

EASCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS
    Easco, Inc. and Subsidiaries (the Company) is the largest independent extruder of soft alloy aluminum products in the United States. The Company operates 21 aluminum extrusion presses and three casting facilities in five states, and its products include standard and custom profiles (shapes of specific lengths and cross-sectional design), conduit and drawn tubing. The Company also produces vinyl extrusions. In January, 1998, the Company sold the vinyl extrusion operations (Note 15).

    The Company operates in one business segment and serves approximately 2,600 customers spanning six industry groups (building and construction, transportation, distribution, consumer durables, coaxial cable and electrical), and its extrusions are used in a wide variety of products including door and window frames, truck bodies, truck trailers, recreational vehicles, automobiles, boats, home appliances, patio enclosures and furniture, office furniture and equipment, picture frames, sport and exercise equipment, health care equipment, coaxial cable and electrical conduit. The Company's vinyl extrusions are used primarily by replacement window manufacturers.

2. SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation
    The consolidated financial statements include the accounts of Easco, Inc.
(EI) and its wholly-owned subsidiary, Easco Corporation (Easco) and its subsidiary (collectively the Company). All significant intercompany accounts have been eliminated.

Use of Estimates
    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
    Revenue is recognized when products are shipped to customers. Included in net sales are agreed upon tolling fees from casting and extruding customer-supplied material. Sales returns and allowances and freight to customers are treated as reductions to sales. Returns and allowances are provided for based on historical experience and current estimates.

Concentrations of Credit Risk
    Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable. Cash equivalents represent short-term investments readily convertible into cash or with original maturities of three months or less when purchased, which approximate fair value. The Company has cash investment policies that limit the amount of credit exposure to any one financial institution and require placement of investments in financial institutions evaluated as highly creditworthy.

    Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising the Company's customer base and their geographical dispersion. The Company does not generally require collateral for its trade accounts receivable. The allowance for doubtful accounts of $1.8 million and $2.5 million at December 31, 1997 and 1996 is based upon the expected collectibility of all trade accounts receivable.

Inventories
    Inventories are valued at the lower of cost or market, with cost determined using the last-in, first-out (LIFO) method.

Financial Instruments
    The Company may use futures contracts to reduce the risks associated with fluctuations in aluminum prices. Gains and losses on aluminum futures contracts which hedge existing firm commitments are deferred and are recognized in income as part of the related transaction. At December 31, 1997, the Company was a party to aluminum futures contracts covering 2.9 million pounds of aluminum with a nominal value of $2.0 million. The market value of the contracts approximated cost as of December 31, 1997. No contracts were outstanding as of December 31, 1996.

Income Taxes
    The Company accounts for income taxes using the liability method, whereby deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In valuing deferred tax assets, the Company uses judgment in determining if it is more likely than not that some portion or all of a deferred tax asset will not be realized and the amount of the related valuation allowance.

Long-lived Assets
    Property, plant, and equipment is stated at cost. The Company computes depreciation using the straight-line method for financial reporting purposes based on useful lives of 5 to 12 years for machinery and equipment and 20 years for buildings and improvements. Accelerated methods are used for income tax purposes.

EASCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Major renewals and betterments are capitalized and ordinary repairs and maintenance are expensed in the year incurred.

    Goodwill, the cost in excess of the fair value of net assets acquired, is amortized using the straight-line method over a period of 40 years. Accumulated amortization at December 31, 1997 and 1996 was $8.5 million and $7.0 million, respectively.

    The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill, when events and circumstances warrant such a review (Note 4 and 6). The carrying value of a separately identifiable, long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

    Deferred debt issue costs, the amounts incurred in connection with the issuance of the Senior Notes and the Credit Agreement, are amortized using the effective interest rate method over the terms of the debt instruments. At December 31, 1997, such costs were $3.9 million before accumulated amortization of $2.2 million. Accumulated amortization at December 31, 1996 was $1.6 million.

Environmental Remediation Costs
    The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

Earnings Per Share
    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which requires companies to present basic earnings per share (EPS) and diluted EPS, instead of the primary and fully diluted EPS that was previously required. Basic EPS is computed based upon the weighted-average number of common shares outstanding for the period. Diluted EPS is computed based upon the weighted average number of common shares during the period adjusted for the dilutive effect of common stock options granted. The Company has adopted SFAS No.128 as of December 31, 1997 and has restated EPS for all prior periods as required by the Statement.

Self Insurance
    The Company is substantially self-insured for losses related to workers' compensation and health claims. Losses are accrued based upon the Company's estimates of aggregate liability for claims incurred based on Company experience and certain actuarial assumptions followed in the insurance industry.

New Accounting Pronouncements
    During June, 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 requires an enterprise to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 131 requires a public enterprise to report financial and descriptive information about its reportable operating segments such as a measure of segment profit or loss, certain specific revenue and expense items and segment assets. The Company is required to adopt these statements for the year ending December 31, 1998.

    The Company has only one reportable operating segment and had no material comprehensive income components during 1997, 1996 and 1995. Therefore, adoption of these statements should not have a material impact on the Company.

Reclassifications
    Certain reclassifications have been made to prior year amounts to conform with the 1997 presentation. The primary change relates to the classification of freight costs. As a result of reclassifying freight, revenue was reduced $11.9 million, $12.0 million and $10.3 million, respectively, cost of goods sold was increased $5.8 million, $6.5 million and $5.8 million, respectively and selling, general and administrative expenses were reduced by $17.7 million, $18.5 million and $16.1 million, respectively, for the years ended December 31, 1997, 1996 and 1995.

3. ACQUISITION
    On January 18, 1995 the Company acquired all of the outstanding stock of Dolton Aluminum Company, Inc. ("Dolton"), an aluminum extruder, for $26.4 million in cash including fees and expenses related to the transaction (the "Acquisition"). The Acquisition, financed with cash and borrowings under the Credit Agreement, was accounted for as a purchase. On the date of acquisition the estimated fair value of assets acquired, including $14.0 million of goodwill, was $42.2 million and liabilities assumed totaled $15.8 million (Note
6).

4. NON-RECURRING CHARGES
    In August, 1997, the Company announced a series of initiatives which included a strategic downsizing of Dolton. As a result of this downsizing, the Company recorded a $1.7 million charge that included, among other items, a $721,000 write-down of assets to net realizable value and employee severance costs.

    During the fourth quarter of 1997, the Company recognized non-recurring charges for the cost of terminating a supplemental executive retirement plan and for the settlement of litigation relating to the pension liability of a bankrupt member of a multi-employer plan in which the Company participated. The total charge for these items was $1.0 million. In addition, the Company revised its estimate of environmental contingencies and reduced its environmental reserve by $2.3 million upon completing an extensive evaluation of each operating facility and all other known environmental exposures.
    In November, 1996, the Company's executive staff was reorganized resulting in the turnover of several key executive personnel. In connection with this reorganization, a charge to earnings of $3.5 million was recognized related to separation, executive search, inducement expenses and related legal and professional fees. The inducement expenses include cash bonuses, stock option grants and common stock grants that are subject to various vesting provisions ranging from 2 to 7 years. Further, 150,000 common shares were issued with no vesting provisions. The fair market value of all common shares granted was $1.3 million. The cash expenditures relating to the reorganization totaled $2.0 million.

5. INVENTORY
    Inventories at December 31 are summarized as follows (in thousands):

                                           1997      1996
                                          -------   -------
Raw materials...........................  $ 2,226   $ 3,090
Work in process.........................   20,028    11,668
Finished goods..........................   20,308    12,385
                                          -------   -------
Total at FIFO cost......................   42,562    27,143
Less excess of FIFO cost over LIFO
  values................................   (2,503)       --
                                          -------   -------
Total inventories.......................  $40,059   $27,143
                                          =======   =======

    During 1996, inventory quantities were reduced resulting in a partial liquidation of LIFO inventory layers carried at lower costs than current replacement costs. The effect of this reduction was to decrease cost of products sold by $757,000.

    The Company has entered into agreements with various customers to sell 21.9 million pounds of finished product at set prices throughout 1998, and has hedged a portion of these sales commitments through offsetting raw material purchases at purchase prices set in advance that correspond to the aluminum costs included in the customer arrangement, and at corresponding delivery dates. The balance has been hedged through the use of aluminum futures contracts (Note 1) with settlement dates that correspond to the delivery dates. These commitments are subject to the Company's determination that the creditworthiness of the customers participating in these programs is satisfactory.

6. PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment at December 31 is summarized as follows (in thousands):

                                          1997       1996
                                        --------   --------
Land..................................  $  3,218   $  3,218
Buildings and improvements............    28,797     28,458
Machinery and equipment...............    73,807     69,710
Construction in progress..............     6,319      1,322
                                        --------   --------
                                         112,141    102,708
Less accumulated depreciation.........    30,266     23,047
                                        --------   --------
Total property, plant and equipment...  $ 81,875   $ 79,661
                                        ========   ========

    In 1996, Dolton experienced severe operating difficulties due to changes in the marketplace, equipment performance, and the related capacity constraints caused by these conditions. These conditions reduced the estimated future cash flows of this business. As a result, in the fourth quarter of 1996, the Company recognized a pre-tax fixed asset and goodwill impairment charge of $23.3 million. The charge reduced property, plant and equipment by $9.7 million and goodwill by $13.6 million. The property and goodwill were recognized in conjunction with the 1995 acquisition of Dolton (see Note 3). In determining the amount of the impairment charge, the Company developed its best estimate of operating cash flows over the expected holding period. The Company's projections assume a short term decline in volume followed by minor volume increases. These projections, after considering significant one-time expenses, include the impact of cost reduction programs and future estimated capital expenditures as well.

7. LONG-TERM DEBT

Senior Notes
    At December 31, 1997 and 1996, long-term debt consisted of $85.0 million of Senior Notes. The Senior Notes are general unsecured obligations of Easco and are equal in right of payment with all of Easco's existing and future senior indebtedness and are senior in right of payment to all of its future subordinated indebtedness.

EASCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Senior Notes mature on March 15, 2001 and bear interest at the rate of 10% per annum, payable semi-annually on March 15 and September 15. The Senior Notes may be redeemed at the option of Easco, in whole or in part on or after March 15, 1998 at specified redemption prices plus accrued and unpaid interest through the redemption date. In the event of a change of control of Easco, Easco is required to make an offer to purchase the Senior Notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, to the date of purchase.

    The Senior Notes Indenture ("the Indenture") contains various covenants relating to, among others, incurrence of indebtedness, certain restricted payments in excess of $5.0 million adjusted for equity capital contributions and 50% of net income subsequent to March 18, 1994, asset sales and mergers. At December 31, 1997 the Company was in compliance with all financial and other covenants contained in the Indenture.

    The fair value of the Senior Notes is estimated to be $88.1 million based on quoted market prices at December 31, 1997.

Bank Credit Agreement
    The Amended Credit Agreement provides available borrowings of up to $40.0 million, including letters of credit, with a maturity date of January 31, 2000. The maximum amount of available borrowings is decreased to $30.0 million if the Company does not meet certain financial covenants. Letters of credit totaled $3.4 million and $4.0 million on December 31, 1997 and 1996, respectively. The Amended Credit Agreement is secured by substantially all of the Company's inventory, accounts receivable and related assets. Interest is payable on a quarterly basis. The rate, as chosen by the Company, is the Agent bank's reference rate or the rate offered per annum in the interbank eurodollar market plus a percentage per annum determined by the Company's financial leverage ratio.

    The Company is required to pay a commitment fee between .25% to .50% per annum of the unused commitment and a letter of credit fee equal to between .875% and 1.875% per annum. Fees within each of these ranges are determined by the Company's financial leverage ratio. There were no borrowings under the line of credit during 1997. At December 31, 1997 unused availability under the agreement was $36.6 million.

    The Amended Credit Agreement contains financial and other covenants including, among others, restrictions on capital expenditures, indebtedness, dividends and other restricted payments, and asset sales, as well as provisions requiring maintenance of a minimum level of net worth and specified fixed coverage charge and consolidated leverage ratios. At December 31, 1997, the Company was in compliance with all financial and other covenants contained in the Amended Credit Agreement.

8. STOCKHOLDERS' EQUITY
    On April 12, 1995, the Company issued 2.5 million shares of common stock in an initial public offering (the "Offering"). Cash proceeds received by the Company from the Offering, after underwriting discounts and commissions and other expenses totaling approximately $3.7 million, were $31.3 million. As a result of the Offering, long-term debt decreased and stockholders equity increased by approximately $31.3 million. Assuming the Offering occurred as of January 1, 1995, net income for the year ended December 31, 1995 would have increased approximately $250,000 resulting from a reduction in interest expense reflecting the application of net proceeds from the Offering to repay indebtedness under the Credit Agreement.

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

    In conjunction with the management reorganization (see Note 4), the Company granted 150,000 fully vested common shares and 70,000 common shares which vest over two years, for par value with a weighted average fair value of $5.84 per share at the grant date.

Stock Options
    The Company has a Stock Option Plan (the "Plan") which provides for the granting of a maximum of 775,592 options to purchase common shares to officers and key employees of the Company and subsidiaries. All options granted under the plan vest over three years except for 200,000 options granted to executive managers in 1996 which vest over three years if certain performance goals are achieved or seven years irrespective of performance. In addition to grants under the Plan, the Company entered into Stock Option Agreements with five executive officers providing for the granting of 225,000 options in 1996 for the purchase of common shares. These options have exercise prices ranging from $3.00 per share to $7.25 per share and are exercisable over three years.

    Option activity for the three years ended December 31, 1997 is as follows:

                                      SHARES    OPTION PRICE
                                     --------   ------------
Outstanding at January 1, 1995        481,187   $      5.46
  Granted                               5,017          9.03
  Forfeited                           (84,346)         9.03
                                     --------
Outstanding at December 31, 1995      401,858    5.46--9.03
  Granted                             890,852    3.00--7.25
  Forfeited                          (296,083)   5.46--9.03
  Redeemed                           (138,534)         7.50
                                     --------
Outstanding at December 31, 1996      858,093    3.00--9.03
  Granted                              76,300   7.25--12.00
  Forfeited                           (69,198)   8.25--9.03
  Exercised                           (25,384)   8.25--9.03
                                     --------
Outstanding at December 31, 1997      839,811   3.00--12.00
                                     ========

    The weighted average grant-date fair value of options granted during 1997, 1996 and 1995 was $8.71, $6.20 and $9.03 per share, respectively. At December 31, 1997, the weighted average exercise price and weighted average remaining contractual life for all options outstanding were $5.85 per share and 4.72 years, respectively. At December 31, 1997, 1996, and 1995, exercisable options totaled 237,432, 109,900 and 201,547 respectively.
    Options outstanding to and exercisable by a stockholder at December 31, 1997, issued in conjunction with the acquisition of Easco in 1992, totaled 191,154 at an option price of $4.87 per share. These options are not included in the table above.

    The following table summarizes information about stock options outstanding at December 31, 1997:

           OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
------------------------------------------   ----------------------
                      WEIGHTED    WEIGHTED                 WEIGHTED
 RANGE OF              AVERAGE    AVERAGE                  AVERAGE
 EXERCISE    NUMBER   REMAINING   EXERCISE     NUMBER      EXERCISE
  PRICES     GRANTED    LIFE       PRICE     EXERCISABLE    PRICE
-----------  -------  ---------   --------   -----------   --------
$3.00-$5.50  225,000    1.91       $3.00       75,000       $3.00
  5.51-8.00  473,500    5.21        6.22       75,000        6.00
 8.01-12.00  141,311    7.53        9.10       87,432        8.91

    In 1996, the Company adopted Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation". As permitted by SFAS No. 123, the Company has continued to use the intrinsic value method for stock-based compensation. If compensation cost had been determined based on the fair value of the awards at the grant date consistent with the provisions of SFAS No. 123, there would not have been a material impact on the reported amount of the Company's net income or loss and net income or loss per share.

9. INCOME TAXES
    Components of the provision (benefit) for income taxes are (in thousands):

                                     1997     1996      1995
                                     ----     ----      ----
Federal -- current................  $3,466   $  (119)  $5,524
Federal -- deferred...............     823    (3,942)   1,301
State and local...................     694      (102)   1,575
                                    ------   -------   ------
    Total.........................  $4,983   $(4,163)  $8,400
                                    ======   =======   ======

    A reconciliation of tax at the statutory federal rate to the tax provision (benefit) is shown below (in thousands):

                                     1997     1996      1995
                                     ----     ----      ----
U.S. federal income tax at 35%....  $3,631   $(9,270)  $7,018
Goodwill amortization and
  impairment......................     531     5,427      643
State and local taxes, net of
  federal benefit and other.......     821      (320)     739
                                    ------   -------   ------
    Total.........................  $4,983   $(4,163)  $8,400
                                    ======   =======   ======

    The approximate tax effect of each type of temporary difference that gave rise to the Company's deferred tax assets (liabilities) at December 31 was as follows (in thousands):

                                        1997        1996
                                        ----        ----
Tax LIFO reserve in excess of book
  reserve...........................  $ (4,366)   $ (3,450)
Accrued insurance obligations.......       845       1,734
Accrued vacation pay................       778         771
Bad debt reserve....................       764         992
Other...............................     4,309       2,259
                                      --------    --------
  Total current deferred tax
    asset...........................     2,330       2,306
                                      --------    --------
Accrued environmental liability.....     2,156       3,215
Accrued postretirement benefits.....     1,229       1,252
Book and tax difference in fixed
  asset basis.......................   (20,968)    (19,153)
Other...............................     3,292       1,242
                                      --------    --------
  Total noncurrent deferred tax
    liability.......................   (14,291)    (13,444)
                                      --------    --------
  Total.............................  $(11,961)   $(11,138)
                                      ========    ========

10. LEASES
    The Company has various operating lease commitments through 2004 relating to warehouse and plant facilities, transportation and other equipment, and office space. Rental expense for all operating leases was approximately $3.4 million, $4.0 million and $3.8 million in 1997, 1996 and 1995, respectively.

EASCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

    At December 31, 1997, the Company was obligated to make future minimum lease payments on noncancellable operating leases as follows (in thousands):

1998..............................................  $2,175
1999..............................................   1,400
2000..............................................     489
2001..............................................     278
2002..............................................     253
Later years.......................................     216
                                                    ------
  Total minimum payments..........................  $4,811
                                                    ======

11. PENSION PLANS
    The Company has various noncontributory defined benefit pension plans, both single employer and multiple employer, covering substantially all of its employees. Plans covering salaried employees provide pension benefits that are based on the employee's highest compensation during three consecutive years out of five years prior to retirement. Plans covering hourly employees provide benefits of stated amounts for each year of service. It is the Company's policy to make annual contributions required by applicable regulations. Plan assets are invested principally in listed bonds, equity securities, and temporary cash investments.

    Significant assumptions used in the plans' actuarial valuations were:

                                 1997        1996        1995
                                 ----        ----        ----
Discount rate................      7.25%       7.50%       7.25%
                                            to 7.75%
Long-term rate of investment       8.50%       8.50%       8.50%
  return.....................   TO 9.50%    to 9.50%    to 9.50%
Salary increase rate.........      5.00%       5.00%       5.00%

    Net periodic pension cost consists of the following (in thousands):

                                      1997      1996      1995
                                      ----      ----      ----
Service cost-benefits earned during  $ 1,011   $ 1,174   $   704
  the period.......................
Interest cost on projected benefit     3,192     2,977     3,116
  obligation.......................
Actual return on plan assets.......   (6,356)   (4,626)   (9,010)
Net amortization and deferral......    2,846     2,527     6,111
                                     -------   -------   -------
Net periodic pension cost..........  $   693   $ 2,052   $   921
                                     =======   =======   =======

    During 1997, the Company terminated a supplemental executive retirement plan and recognized a pre-tax charge of $667,000 to record the accumulated present value of benefits to retired executives covered by the plan. In 1996, the Company terminated a plan related to a previously closed facility and recognized a pre-tax charge of $1.1 million.

    The funded status of such defined benefit pension plans and the amounts recognized in the consolidated balance sheet at December 31 are as follows (in thousands):

                                 1997                        1996
                       -------------------------   -------------------------
                         ASSETS      ACCUMULATED     ASSETS      ACCUMULATED
                         EXCEED       BENEFITS       EXCEED       BENEFITS
                       ACCUMULATED     EXCEED      ACCUMULATED     EXCEED
                        BENEFITS       ASSETS       BENEFITS       ASSETS
                       -----------   -----------   -----------   -----------
Projected benefit
  obligation.........   $(41,631)      $(4,985)      $(5,726)     $(36,468)
Fair value of plan
  assets.............     42,621         2,518         9,349        30,597
                        --------       -------       -------      --------
Plan assets in excess
  of (less than)
  projected benefit
  obligation.........        990        (2,467)        3,623        (5,871)
Unrecognized net
  (gain) loss........       (109)          325          (166)          527
Unrecognized prior
  service cost.......        513           126           429            33
Minimum liability
  adjustments........         --          (419)           --          (383)
                        --------       -------       -------      --------
Accrued pension asset
  (liability)........   $  1,394       $(2,435)      $ 3,886      $ (5,694)
                        ========       =======       =======      ========
Vested actuarial
  present value of
  benefit
  obligations........   $(36,681)      $(4,723)      $(5,271)     $(31,742)
                        ========       =======       =======      ========
Accumulated benefit
  obligation.........   $(38,433)      $(4,985)      $(5,726)     $(32,868)
                        ========       =======       =======      ========

12. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
    The Company provides certain health care and life insurance benefits upon retirement for substantially all salaried employees through an unfunded defined benefit plan. The extent of benefits provided is dependent upon the retiree's years of service, age and retirement date.

    Net periodic postretirement benefits cost consists of the following (in thousands):

                                         1997   1996   1995
                                         ----   ----   ----
Service cost-benefits earned during the
  period...............................  $289   $147   $ 94
Interest cost on projected benefit
  obligation...........................   402    242    249
Net amortization and deferral..........    82     10     (9)
                                         ----   ----   ----
  Total................................  $773   $399   $334
                                         ====   ====   ====

    The following table sets forth the plan's accumulated postretirement benefit obligation at December 31 (in thousands):

                                             1997     1996
                                             ----     ----
Fully-eligible active plan participants...  $  425   $1,379
Other active participants.................   2,753      295
Retirees..................................   2,774    1,734
                                            ------   ------
Accumulated postretirement benefit
  obligation..............................   5,952    3,408
Unrecognized net gain or (loss)...........  (2,660)    (277)
                                            ------   ------
Accrued postretirement benefit
  liability...............................  $3,292   $3,131
                                            ======   ======

    Assumptions used in the plan's actuarial valuation were:

                                        1997    1996    1994
                                        ----    ----    ----
Discount rate.........................   7.25%   7.75%   7.25%
Medical inflation rate................   8.00%   9.00%  10.00%

    The medical inflation rate is assumed to decrease 1% a year to an ultimate rate of 5% by the year 2001. If the medical trend assumption was increased by one percentage point, the liabilities of the plan would increase by $526,000 and the expense for 1997 would increase by $74,000.

13. CONTINGENCIES

Litigation
    Lawsuits and claims are filed from time to time against the Company in the ordinary course of business. Management of the Company, after reviewing developments to date with legal counsel, is of the opinion that the outcome of such matters will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Environmental Remediation
    The Company is subject to a wide variety of environmental laws which continue to be adopted and amended. While the ultimate extent of the Company's liability for pending or potential fines, penalties, remedial costs, claims and litigation relating to environmental laws and health and safety matters and future capital expenditures that may be associated with environmental laws cannot be determined at this time, management, with the assistance of outside environmental consultants, continually assesses the Company's environmental contingencies. After an extensive review of each operating facility and all known environmental exposures by management and outside environmental consultants during 1997, the Company reduced the recorded environmental reserve by $2.3 million to reflect the Company's best estimate of costs of remedial action as well as any related legal and consulting work. As of December 31, 1997 and 1996, respectively, the Company's environmental reserves totaled $6.3 million and $9.3 million.

14. RELATED PARTY TRANSACTIONS
    The Company has entered into a Services Agreement with American Industrial Partners Management Company, Inc. ("AIPM"), an affiliate of the Company, whereby AIPM is to provide general management, financial, and other advisory services to the Company. In return, the Company has paid AIPM $900,000 per year for 1997, 1996 and 1995 and it has agreed to pay $900,000 per year through 2000. This agreement provides for future reductions in fees to recognize the reduced level of management services that AIPM would provide if American Industrial Partners Capital Fund, L.P.'s ownership interest in the Company is reduced significantly. Fees paid to AIPM in connection with the Dolton Acquisition in 1995 totaled $490,000.

15. SUBSEQUENT EVENT
    In January 1998, the company sold its vinyl extrusion operations for cash consideration of $13.3 million and assumption of outstanding liabilities. As of December 31, 1997, the balance sheet includes net assets related to the vinyl operations of $9.9 million. The net sales of the vinyl operation for the year ended December 31, 1997 were $15.7 million.

BOARD OF DIRECTORS

ROBERT CIZIK*
Chairman of the Board and
Member, Audit Committee
Former Chairman and Chief Executive
Officer, Cooper Industries

ROBERT J. KLEIN*
Chairman, Compensation Committee

GENE E. LITTLE
Chairman, Audit Committee
Senior Vice President-Finance
The Timken Company

THEODORE C. ROGERS*
Member, Audit Committee
Former Chairman, President and Chief
Executive Officer, NL Industries, Inc.

RAYMOND E. ROSS
Former President and Chief
Operating Officer, Cincinnati
Milacron, Inc.

SAMUEL H. SMITH, JR.
Member, Audit Committee

LAWRENCE W. WARD, JR.*
Member, Compensation Committee

NORMAN E. WELLS, JR.
President and Chief
Executive Officer

*Messrs. Cizik, Klein, Rogers, and Ward are general partners, limited partners or employees of American Industrial Partners Capital Fund, L.P. or an affiliate.

EXECUTIVE
OFFICERS

NORMAN E. WELLS, JR.
President and Chief
Executive Officer

TERRY D. SMITH
Executive Vice President and
Chief Financial Officer,
Secretary and Treasurer

JOSEPH M. BYERS
Vice President, Sales
and Marketing

JAMES R. MCKEITHAN
Vice President, Operations

LAWRENCE J. SAX
Vice President, Raw Materials

THOMAS H. DUFORE
Vice President, Human Resources

 STOCKHOLDER INFORMATION

ANNUAL MEETING
The Annual Meeting of Stockholders of Easco, Inc. will be held at the Hilton Garden Inn, 610 Tollview Dr., South Holland, IL beginning at 10:00 a.m., local time, on Friday, May 8, 1998.

STOCK EXCHANGE LISTING
Easco, Inc. common stock is listed on the Nasdaq National Market under the symbol "ESCO." The common stock commenced trading on April 13, 1995.

The following table sets forth, for the calendar quarters indicated, the reported high and low closing prices for the Company's common stock:

                          1997           1996
                       ----------     ----------
                       HIGH   LOW     HIGH   LOW
                       ----   ---     ----   ---
First Quarter........  $ 9 7/8 $6 7/8  $9 3/8 $7 1/4
Second Quarter.......   10 1/8  7 1/4   9 3/8  7 5/8
Third Quarter........   13 1/2  9 1/2   8 3/8  4 3/4
Fourth Quarter.......   13 5/8 11 5/16  7 3/4  4 1/2

Beginning in the third quarter of 1995, Easco, Inc. has paid regular quarterly dividends on the common stock of $0.01 per share. As of February 15, 1998 there were 102 holders of record of the Company's common stock.

TRANSFER AGENT AND REGISTRAR
For inquiries related to share certificates, changes of address or other general correspondence concerning stockholder accounts, please contact:

     ChaseMellon Shareholder Services LLC
     Overpeck Centre
     85 Challenger Rd.
     Ridgefield Park, NJ 07660
or you may telephone for assistance:
(800) 851-9677
Website www.chasemellon.com

INVESTOR RELATIONS
Securities analysts, investors, and others seeking information on the Company should contact:
     Wesley D. Ross
     Manager, Investor Relations
     Easco, Inc.
     706 South State Street
     Girard, Ohio 44420
     Phone: (330) 545-4311, Ext. 244
     Fax: (330) 545-2027

COMPANY WEBSITE
Investor information, press releases, product information and media news items on the Company can be found on our website at www.eascoaluminum.com

FORM 10-K
Stockholders may obtain a copy of the annual report on Form 10-K as filed with the Securities and Exchange Commission (excluding Exhibits) free of charge, upon written request to the Investor Relations Department at the Headquarters address.

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

DEPOTS
Burlington, North Carolina
Dolton, Illinois
Berlin, Connecticut