Form 10-K405, Exhibit 13
period 1998-12-31
EASCO INC /DE/
filed 1999-03-26
CIK 938145

                                                                      Exhibit 13









                                  [EASCO LOGO]









                                                              1998 Annual Report

EASCO, INC.
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1998        1997        1996
--------------------------------------------------------------------------------------------
(Amounts in millions, except per share data and percentages)
OPERATING DATA
Net sales...................................................  $313.8      $334.5      $321.0
Operating profit............................................    21.9        19.0       (17.5)
Adjusted EBITDA(1)..........................................    28.0        28.4        19.6
Income (loss) before income taxes...........................    13.3        10.4       (26.5)
Net income (loss)...........................................     7.7         5.4       (22.3)
Net income (loss) per share -- diluted......................  $ 0.74      $ 0.51      $(2.17)

BALANCE SHEET DATA
Working capital.............................................  $ 44.0      $ 41.1      $ 38.9
Total assets................................................   220.6       236.3       230.5
Total long-term debt........................................    91.2        85.0        85.0
Stockholders' equity........................................    64.1        68.5        63.0

OTHER DATA
Pounds shipped..............................................   314.7       319.7       319.9
Net debt to total capital(2)................................    49.6%       49.8%       48.5%

(1) Adjusted EBITDA represents operating profit (loss) plus reorganization expense and other non-cash charges including depreciation, amortization, impairment charges and unusual items.

(2) Net debt equals long-term debt (net of current maturities) less cash and equivalents.

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

Financial Highlights........................................    1
Easco at a Glance...........................................    2
Letter to Stockholders......................................    3
Selected Financial and Operating Data.......................    5
Unaudited Quarterly Financial Data..........................    6
Management's Discussion and Analysis........................    7
Independent Auditor's Report................................   12
Consolidated Financial Statements...........................   13
Notes to Consolidated Financial Statements..................   16
Directors and Officers......................................   24

EASCO AT A GLANCE

     Easco is the largest independent extruder of soft alloy aluminum products in the United States. Easco's nearly 2,000 employees serve 2,600 customers from 11 facilities in 5 states -- Connecticut, Illinois, Indiana, Ohio and North Carolina. Easco's products include standard and custom profiles, conduit, drawn tubing, and are used in a wide array of applications. Total aluminum sales by weight in 1998 is shown in the percentages below.

--------------------------------------------------------------------------------------------------------------------
                              PRIMARY
 MARKET                       CUSTOMERS                 PRINCIPAL END PRODUCTS AND APPLICATIONS
--------------------------------------------------------------------------------------------------------------------
         BUILDING &           Manufacturers,            New and replacement windows and storm doors, wall
        CONSTRUCTION          assemblers and            partitions, structural beams, patio enclosures, bleacher
         LOGO  27%            contractors               seats, road signs, skylights, and curtain wall.
--------------------------------------------------------------------------------------------------------------------
       TRANSPORTATION         Original equipment        Components used in truck trailers, truck bodies,
         LOGO  37%            manufacturers             recreational vehicles, railcars, step vans, van conversions, automobiles, emergency vehicles, and livestock trailers.
--------------------------------------------------------------------------------------------------------------------
        DISTRIBUTION          Distributors and          Building and construction and transportation products and a
         LOGO  16%            service centers           variety of general industrial applications.
--------------------------------------------------------------------------------------------------------------------
      ELECTRICAL/OTHER        Manufacturers,            Coaxial cable for telecommunications and cable television
         LOGO  15%            distributors and          applications, electrical conduit, heat sinks, and
                              contractors               connectors.
--------------------------------------------------------------------------------------------------------------------
     CONSUMER DURABLES        Manufacturers and         Components for boats, sport and exercise equipment, swimming
         LOGO  5%             assemblers                pools, lawn and patio furniture, greenhouses, and health
                                                        care equipment.
--------------------------------------------------------------------------------------------------------------------

TO OUR STOCKHOLDERS,

    Easco continued to move forward in 1998 as earnings per share increased by approximately 45% to $.74 per share. I am pleased to point out that our performance improved as we continued to build on the foundations laid during 1997. Those foundations encompassed widespread change within Easco, and while I mentioned this in some detail last year, two of those themes are worth repeating.... ADVANCING OUR TECHNOLOGY AND REDESIGNING OUR BUSINESS SYSTEMS.
These initiatives are broad in scope, and we made substantial progress this year in both areas. Key accomplishments during 1998 included the expansion of our billet casting capacity at Ahoskie, North Carolina and steady, sustained improvement in the performance of the Dolton, Illinois facility. Overall at Easco, we established a new record for press productivity for the second consecutive year while continuing to make our workplace environment the safest it's ever been. Our accident and injury rates are now 50% lower than two years ago. The work, however, is not finished. While the Ahoskie expansion substantially completed our program to upgrade and enhance Easco's capability on the "supply side" of the business, we are now embarking on a similar technology upgrade initiative to modernize nearly all of our existing extrusion presses.

    We remained internally focused throughout 1998, continuing to reinforce our commitment to the basics . . . . delivering high quality products to our customers when they need them, and doing it better than our competitors. While we haven't yet accomplished all that is needed, we are more focused on the task before us than at any time during my tenure . . . and while a 45% growth in earnings per share is significant, our 1998 performance could have, and should have, been better. A protracted startup at Ahoskie, coupled with a period of unusually tight spreads between the prices for primary aluminum and for aluminum scrap, our principal raw material, caused performance in the second half of the year to fall short of our expectations.

    As we look ahead, the stage is set for still more improvement. Over the last two years, we've taken a passive approach to increasing our shipment volume, focusing instead on improving our existing base of business. Our mix management efforts were aided by robust demand in most of our markets in 1998, and these markets are expected to remain strong into the new year. With an improved base to work from, we are now confident in our ability to add volume profitably, and expect to selectively begin doing so in 1999.

    At the same time, we will work to improve our performance by further optimizing our products and facilities. This means making sure that extrusions are produced on the equipment that will yield the greatest overall return to Easco. The keys to our success in 1999 are:

FURTHER IMPROVEMENTS AT DOLTON . . . We believe that this facility will generate the largest single increment of our earnings improvement for 1999. We were pleased with the plant's progress during 1998, and several new customers and products were added that we believe will round out the Dolton story during 1999.

CAPITALIZING ON OUR STATE-OF-THE-ART PAINTING CAPABILITY . . . We have measurably improved our coating processes and upgraded our technology to produce higher quality painted products at a lower cost. We must take full advantage of Company-wide opportunities to improve results from this value-added operation.

CRISP EXECUTION OF INTERNAL BILLET SUPPLY STRATEGIES . . . With in-house capability to produce substantially all of our billet requirements, we have increased our precision in this area. This results in operating plans which are supported by lower levels of inventory than ever before as Easco becomes a just-in-time supplier to its own extrusion plants.

IMPROVED PROFITABILITY OF FABRICATED PRODUCTS . . . While fabrication currently represents a small percentage of our volume, it has the potential to yield attractive returns. During 1998, we enhanced our capability to provide a wider array of fabrication operations, but we were disappointed with the level of progress made. Accordingly, 1999 will be a transition year, of sorts, for fabricated products as we more completely develop our processes and products.

    We have strategies in place to address each key element of the business as we look forward. However, even the best initiatives are just "ideas" without good people who are capable and committed to implementing them. We are striving to make Easco's progress a very personal endeavor with our employees, and they, in turn, are accepting the challenge to find new and better ways to do business. We will continue to empower them by placing accountability for results on the plant floor, providing resources to get the job done, and rewarding them for their accomplishments. In so doing, we believe that we foster a higher level of commitment to continuously improving all aspects of our company.

    From the outset, I have insisted that we will not promote quick-fixes focused on the short-term. We are managing for sustainable growth over time and will continue to do so. We remain as committed and confident as ever in the prospects for the future. Our repurchase of 1.1 million shares of our stock last August underscores this confidence, and demonstrates not only our commitment to shareholder value, but our confidence that a longer term approach will overcome the short term volatility of the equity markets.

    I would like to conclude by saying "THANK YOU" to all of our employees, to the customers who favor us with their business, and to our stockholders, for whom creation of value is our ultimate objective and our highest priority.

/s/ Norman E. Wells, Jr.
Norman E. Wells, Jr.
President and Chief Executive Officer
March 22, 1999

The above statements concerning the Company's plans, opportunities, strategies and outlook for 1999 and future periods are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially, as described under "Cautionary Statement under the Private Securities Litigation Reform Act," contained in 'Management's Discussion and Analysis of Financial Condition and Results of Operations' in this Annual Report and in the Company's Annual Report on Form 10-K.

EASCO, INC.
SELECTED FINANCIAL AND OPERATING DATA
--------------------------------------------------------------------------------

                                                                  YEAR ENDED DECEMBER 31,
                                             ------------------------------------------------------------------
                                                1998          1997          1996          1995          1994
---------------------------------------------------------------------------------------------------------------
(Amounts in millions, except share and per share data)

OPERATING DATA
  Net sales................................  $    313.8    $    334.5    $    321.0    $    329.4    $    257.8
  Gross profit.............................        38.5          37.3          31.6          45.8          39.2
  Impairment of long-lived assets..........          --            --          23.3            --            --
  Unusual items (1)........................        (3.0)          0.4           3.5            --           1.2
  Income (loss) before extraordinary
    loss...................................         7.7           5.4         (22.3)         11.7           7.9
  Net income (loss)........................         7.7           5.4         (22.3)         11.7           4.9
  Earnings per common share -- diluted
    Income (loss) before extraordinary
      loss.................................  $     0.74    $     0.51    $    (2.17)   $     1.19    $     0.94
    Extraordinary loss(2)..................          --            --            --            --          0.36
                                             ----------    ----------    ----------    ----------    ----------
    Net income (loss)......................  $     0.74    $     0.51    $    (2.17)   $     1.19    $     0.58
                                             ==========    ==========    ==========    ==========    ==========
Weighted average number of common shares
  outstanding -- assuming dilution.........  10,397,634    10,671,246    10,261,774     9,816,127     8,380,405

BALANCE SHEET DATA
  Total assets.............................  $    220.6    $    236.3    $    230.5    $    258.5    $    203.2
  Total debt...............................        91.2          85.0          85.0          85.0          85.0
  Stockholders' equity.....................        64.1          68.5          63.0          85.1          42.3
  Cash dividends per share.................  $     0.04    $     0.04    $     0.04    $     0.02    $       --

OTHER DATA
  Adjusted EBITDA (3)......................  $     28.0    $     28.4    $     19.6    $     37.5    $     29.8
  Cash flow from operations................  $ 12,168.0    $  5,163.0    $ 12,685.0    $  8,033.0    $ 13,555.0
  Cash flow from investing.................  $   (168.0)   $ (9,814.0)   $ (6,465.0)   $(40,104.0)   $(10,145.0)
  Cash flow from financing.................  $ (6,413.0)   $   (124.0)   $   (645.0)   $ 31,127.0    $  3,941.0
  Capital expenditures (net)...............  $     13.4    $      9.8    $      6.5    $     13.7    $     10.1
  Depreciation of fixed assets.............  $      7.4    $      7.3    $      7.6    $      6.2    $      4.5
  Pounds shipped...........................       314.7         319.7         319.9         303.3         268.1

---------------

1) Unusual items include a gain on the sale of the Company's vinyl extrusion operation in 1998; a plant restructuring, retirement plan termination and revision of environmental contingency obligation estimates in 1997; an executive reorganization in 1996; and a plant closure and disposal of an extrusion press in 1994.

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

3) Management uses Adjusted EBITDA as an important measure of performance and ability to service debt. Adjusted EBITDA represents operating profit plus reorganization expense and non-cash charges including depreciation, amortization and asset impairment as follows:

                                         YEAR ENDED DECEMBER 31,
                                 ---------------------------------------
                                  1998    1997     1996    1995    1994
                                 ------   -----   ------   -----   -----
Operating profit (loss)........  $ 21.9   $19.0   $(17.5)  $29.3   $22.6
Depreciation & amortization....     9.1     9.0      9.7     8.2     6.0
Impairment of long-lived assets
 (a)...........................      --      --     23.9      --      --
Unusual items..................    (3.0)    0.4      3.5      --     1.2
                                 ------   -----   ------   -----   -----
Adjusted EBITDA................  $ 28.0   $28.4   $ 19.6   $37.5   $29.8
                                 ======   =====   ======   =====   =====

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

EASCO, INC.
UNAUDITED QUARTERLY FINANCIAL DATA
--------------------------------------------------------------------------------

                                                                                    1998
                                                            -----------------------------------------------------
                                                             FIRST     SECOND      THIRD       FOURTH
                                                            QUARTER    QUARTER    QUARTER    QUARTER(2)     YEAR
-----------------------------------------------------------------------------------------------------------------
(Amounts in millions, except per share data)
Pounds shipped............................................    79.9       80.1       79.6        75.1        314.7
Net sales.................................................   $80.9      $80.9      $77.8       $74.2       $313.8
Gross profit..............................................     9.6       10.9       10.8         7.2         38.5
Net income................................................     3.4        2.2        2.0         0.1          7.7
Earnings per share -- diluted(1)..........................   $0.32      $0.20      $0.20       $0.01       $ 0.74
                                                             =====      =====      =====       =====       ======

--------------------------------------------------------------------------------

                                                                                    1997
                                                            -----------------------------------------------------
                                                             FIRST     SECOND      THIRD       FOURTH
                                                            QUARTER    QUARTER    QUARTER     QUARTER       YEAR
-----------------------------------------------------------------------------------------------------------------
(Amounts in millions, except per share data)
Pounds shipped............................................    77.7       85.7       84.0        72.3        319.7
Net sales.................................................   $77.3      $90.0      $89.5       $77.7       $334.5
Gross profit..............................................     6.8       11.0       10.7         8.8         37.3
Net income................................................      --        1.5        1.3         2.6          5.4
Earnings per share -- diluted(1)..........................   $  --      $0.14      $0.12       $0.24       $ 0.51
                                                             =====      =====      =====       =====       ======

(1) Quarterly per share data may differ from full year results due to differences in the weighted number of shares used in the computations.

(2) The following significant pre-tax adjustments were recorded in the fourth quarter of 1998:

    (a) A $1.7 million increase in cost of goods sold resulting from a reduction in LIFO inventory quantities.

    (b) A $1.0 million increase in cost of goods sold resulting from a lower of cost or market adjustment to the Company's LIFO inventory cost.

EASCO, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    During 1998, the Company successfully completed a number of projects management believes will reduce manufacturing costs and increase productivity. The most significant project was the $7.0 million expansion of the Company's billet casting operation in Ahoskie, North Carolina ("Ahoskie"). This project was completed during the third quarter of 1998 and doubled the capacity of the Company's lowest cost, most efficient casting operation. By the end of 1998, the expansion was fully operational, and the Company is now substantially self-sufficient for its billet requirements. By reducing outside purchases of billet, the Company anticipates significant raw material cost savings since purchased billet typically costs $0.04 to $0.05 more per pound than the Company's internally produced billet.

    A significant upgrade of the painting operations at the Company's Girard, Ohio facility ("Girard") also was completed during 1998. Management believes this upgrade makes the Girard painting process one of the most technologically advanced and efficient in the industry. As a result of these improvements, the Company expects to reduce manufacturing costs and increase shipments of higher margin, value-added painted extrusions.

    Also in 1998, facility upgrades were finished at the Company's Dolton, Illinois plant ("Dolton") in the casting and extrusion production processes. As a result of these upgrades, Dolton steadily increased its output in 1998 from the restructured operations of 1997. The Company anticipates increased volume and lower costs in 1999 as Dolton resumes full operations.

    As a result of various strategic initiatives, the Company determined during the fourth quarter of 1998 that inventory quantities could be reduced from levels previously envisioned necessary to support the expanded operations at Ahoskie. As a result, LIFO inventory costs greater than current market prices were charged against revenues which, in turn, lowered gross profit in the fourth quarter by $1.7 million. In addition to the inventory reduction, the Company adjusted the value of its LIFO inventory to current replacement costs in the fourth quarter. This adjustment reduced gross profit by $1.0 million.

    In January 1998, an agreement was reached for the sale of the Company's vinyl extrusion business for $13.2 million in cash and the assumption of all liabilities relating to that business. The transaction was treated as a sale of assets resulting in a pre-tax gain of $3.0 million.

    The Company is continuing to focus on process improvements and equipment upgrades at all of its facilities. The majority of the Company's capital expenditures in 1999 will be allocated to modernizing extrusion presses. Management believes these improvements will reduce scrap, improve product quality and continue to increase efficiencies in the Company's production processes.

    The following table sets forth, for the periods shown, certain operating results which management views as important measures of the Company's performance:

                                 YEAR DECEMBER 31,
------------------------------------------------------
                               1998     1997     1996
------------------------------------------------------
(Amounts in millions, except per pound data)
Net sales...................  $313.8   $334.5   $321.0
Gross profit................    38.5     37.3     31.6
Selling and administrative
  expenses..................    17.1     15.3     19.3
Unusual items and impairment
  charges...................    (3.0)     0.4     26.8
Operating profit (loss).....    21.9     19.0    (17.5)
Net income (loss)...........  $  7.7   $  5.4   $(22.3)
                              ======   ======   ======
    Depreciation and
      amortization..........  $  9.1   $  9.0   $  9.6
                              ======   ======   ======
Adjusted EBITDA.............  $ 28.0   $ 28.4   $ 18.9
                              ======   ======   ======
Pounds shipped:
  Product sales.............   208.7    216.7    202.7
  Toll sales................   106.0    103.0    117.2
                              ------   ------   ------
  Total.....................   314.7    319.7    319.9
                              ======   ======   ======
Gross profit per pound......  $0.122   $0.117   $0.099
Adjusted EBITDA per pound...  $0.089   $0.089   $0.059

CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT

    The statements in the first, second, third and sixth paragraphs of this Management's Discussion and Analysis of Financial Condition concerning anticipated events are forward looking statements as such term is used under the Private Securities Litigation Reform Act of 1995. The Company's performance may be affected by many uncertainties that exist in the Company's operations and business environment that may cause actual performance to differ materially from performance suggested by any forward looking statements.

    Demand for the Company's products is cyclical in nature and subject to changes in general market conditions that affect demand. The Company's customers operate primarily in industries (e.g.,

EASCO, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

building and construction and transportation) that are affected by changes in economic conditions, which in turn can affect orders for extrusions. The Company and the extrusion industry generally operate without significant order backlogs. As a result, economic slowdowns and recessions could adversely affect the extrusion industry and the Company. The Company's performance may also be affected by other risks and uncertainties that may cause actual performance to differ materially from any forward-looking statements, including but not limited to the following: the Company's level of utilization of its extrusion capacity and the impact of capacity utilization on costs; the Company's ability to increase its market share, which may be necessary to maximize capacity utilization, and the costs associated with any such effects; the highly competitive nature of the extrusion industry and the relatively greater capitalization and lower levels of indebtedness of certain competitors, particularly integrated aluminum producers; developments with respect to contingencies such as environmental matters and litigation; the impact on variable costs of changes in labor market conditions and energy and raw materials costs (primarily aluminum); seasonal variations in the extrusion business which is generally stronger in the second and third quarters and weaker in the first and fourth quarters; whether and to what extent the Company's capital expenditures can achieve reductions in variable costs; whether the Company's computer systems will be successfully updated to address the "Year 2000" issue, and at what cost, and whether and to what extent the Company's customer and supplier relationships are adversely affected by this issue; and the Company's ability to integrate and operate acquired facilities on a profitable basis. For further information see the section titled "Cautionary Statement" in Part I, Item 1 of the Company's annual report on Form 10-K.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1998 AND 1997

    Net sales decreased 6.2% to $313.8 million in 1998 from $334.5 million in 1997. The decrease was primarily attributable to the sale of the Company's vinyl operations in January 1998 and a decline in aluminum prices. These factors more than offset a 2% increase in the number of aluminum pounds shipped in 1998 when compared to 1997.

    Gross profit increased 3.2% in 1998 to $38.5 million compared to $37.3 million in 1997. The increase was primarily due to improved operating results at Dolton as the facility returned to full operations by the end of 1998 from the reduced levels immediately following a restructuring of operations during 1997. The improvements at Dolton were partially offset by a 20% decrease in shipments of coaxial cable sheathing, one of the Company's key products. The Company also experienced a narrowing in the differential between the cost of aluminum scrap, its main raw material, and the price of primary aluminum during the middle months of 1998. This resulted in lower unit margins for those products whose selling price was indexed to the price of primary aluminum. In addition, the Company recorded $2.7 million of inventory related charges in the fourth quarter of 1998 as a result of reduced quantities and aluminum prices which were at five year historic lows. Gross profit per pound shipped in 1998 was $0.122 compared to $0.117 in 1997. Excluding the inventory charges, gross profit per pound in 1998 was $0.131 an improvement of $.014 per pound or 12.0%.

    Selling, general and administrative expenses increased 11.8% from $15.3 million in 1997 to $17.1 million in 1998. This increase primarily related to increased bad debt and pension expense which approached more normalized levels in 1998 compared with 1997 and increased salaries expense related to upgrading the Company's technical staff. On a per pound basis, selling, general and administrative expenses increased to $0.054 per pound in 1998 from $0.048 per pound in 1997.

    In January 1998, the Company sold its vinyl extrusion operations for $13.2 million in cash and the assumption of all liabilities relating to that business. The transaction was recorded as a sale of an asset and the Company recognized a $3.0 million gain.

    Operating profit increased 15.3% to $21.9 million in 1998 from $19.0 million in 1997. The results for 1998 include the $3.0 gain on the sale of the vinyl operations and inventory charges of $2.7 million. The results for 1997 include cash charges of $1.7 million for the restructuring at Dolton. In addition, the Company recorded non-cash charges in 1997 of $1.0 million for the termination of a supplemental executive retirement plan and settlement of litigation relating to the pension liability of a bankrupt member of a multi-employer plan in which the Company participated. Further, during 1997, the Company revised its estimate of environmental contingencies and reduced its environmental reserve by $2.3 million. Excluding these one-time items, operating income was $21.6 million and $19.4 million in 1998 and 1997, respectively, an increase of 11.3% between the two periods.

    Adjusted EBITDA for the year ended December 31, 1998 was $28.0 million compared with $28.4 million for the same period in 1997.

    Net interest expense was $8.6 million for 1998 and 1997. Increased interest expense related to an Industrial Revenue Bond financing of the Ahoskie expansion in November 1998 was offset by increased earnings on the Company's short-term cash investments.

    Tax expense for 1998 was $5.6 million compared to $5.0 million in 1997. This increase was a result of higher pre-tax income in 1998, offset partially by a lower effective tax rate. The Company's effective tax rate differs from the federal statutory rate primarily as a result of non-deductible amortization of goodwill and state and local income taxes.

    Net income increased to $7.7 million in 1998 from $5.4 million in 1997. The increase was primarily due to the increase in operating profits described above.

YEARS ENDED DECEMBER 31, 1997 AND 1996

    Net sales increased 4.2% to $334.5 million in 1997 from $321.0 million in 1996. The increase was largely due to a change in the mix between product and toll sales. Product sales, the prices of which include the cost of Company supplied metal, were 67.8% of shipments in 1997 compared to 63.4% in 1996. Total pounds shipped of aluminum extrusions were nearly level from 1996 to 1997.

    Gross profit increased 18.0% in 1997 to $37.3 million compared to $31.6 million in 1996. The improvement was primarily due to operating improvements at Dolton, particularly in the second half of the year. In addition, the spread between extrusion selling price and the Company's molten metal cost (metal margin) widened due to the use of a larger percentage of aluminum scrap in the mix of raw materials. As a result, gross profit per pound increased from $0.099 per pound in 1996 to $0.117 per pound in 1997.

    Selling, general and administrative expenses decreased 20.7% from $19.3 million in 1996 to $15.3 million in 1997. This reduction was a result of management's focus on reducing administrative expenses, lower bad debt write-offs and reduced pension expense. On a per pound basis, selling and administrative expenses decreased to $0.048 in 1997 from $0.060 in 1996.

    In August 1997, the Company announced a series of initiatives that included a strategic downsizing of Dolton. As a result of this downsizing, the Company recorded a $1.7 million charge that included, among other items, a $721,000 write-down of assets to net realizable value and employee severance costs.

    During the fourth quarter of 1997, the Company recognized unusual charges for the cost of terminating a supplemental executive retirement plan and for the settlement of litigation relating to the pension liability of a bankrupt member of a multi-employer plan in which the Company participated. The total charge for these items was $1.0 million. In addition, the Company revised its estimate of environmental contingencies and reduced its environmental reserve by $2.3 million upon completing an evaluation of each operating facility and all other known environmental exposures.

    Operating profit increased $36.5 million in 1997 when compared to 1996. The results for 1996 include a $23.3 million charge for impairment of assets at Dolton and a $3.5 million reorganization charge relating to the realignment of the Company's executive management in November 1996. Excluding these charges, operating profit would have been $9.3 million in 1996 compared to $19.0 million in 1997. The increase was primarily due to the lower selling, general and administrative costs and higher gross profit as discussed above.

    Adjusted EBITDA for the year ended December 31, 1997 was $28.4 million, an increase of 50.3% over $18.9 million for the same period in 1996.

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

    Net income increased to $5.4 million in 1997 from a net loss of $22.3 million in 1996. A majority of this increase was due to the special charges incurred in 1996. However, the improvements in operating profits discussed above were also a contributing factor.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary sources of working capital are cash flows from operating activities and borrowings under the Company's revolving line of credit. Working capital amounted to $44.0 million and $41.1 million at December 31, 1998 and 1997, respectively. The Company's cash needs arise principally from working capital requirements, interest expense and capital investments. Working capital needs are generally higher during periods of increasing aluminum prices and in the second and third quarters due to seasonality in certain of the Company's markets.

EASCO, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

    Net capital expenditures for equipment and facility improvements were $13.2 million, $9.8 million and $6.5 million for the years ended December 31, 1998, 1997 and 1996, respectively. The Company used these expenditures to expand capacity at Ahoskie, purchase, modernize or upgrade production equipment and to maintain facilities. Capital expenditures for 1999 are expected to be $12.0 million, primarily for planned upgrades of the Company's existing extrusion presses. The Company expects to fund the costs of these capital projects out of operating cash flows, existing cash balances and borrowings under the revolving line of credit, if necessary.

    As of December 31, 1998, the Company's long-term indebtedness was $91.2 million. Of this amount, $85.0 million consisted of Senior Notes that have no scheduled principal payments until maturity in 2001. The Company also has an Amended Credit Agreement ("the Credit Agreement") with a syndicate of banks which provides for borrowings on a revolving credit line of up to $40.0 million dollars subject to available collateral (primarily inventory and accounts receivable). Indebtedness under the Credit Agreement is secured by inventory, accounts receivable and related assets, and the stock of Dolton Aluminum Company, Inc.. The maximum borrowing availability may be decreased to $30.0 million if certain financial covenants are not met. As of December 31, 1998, there were no borrowings and $9.5 million of letters of credit outstanding under the Credit Agreement and borrowing availability under the Credit Agreement was approximately $30.5 million. The Credit Agreement expires on January 31, 2000.

    In November 1998, the Hertford County Industrial Facilities and Pollution Control Financing Authority issued Industrial Development Revenue Bonds in the amount of $6.0 million and loaned the proceeds to the Company to fund the expansion at Ahoskie. The bonds are tax-exempt and carry interest at a variable rate which reprices weekly. The bonds are secured by an irrevocable letter of credit in the amount of $6.1 million between the Company and the bond paying agent. The bonds have no scheduled principal payments until maturity in 2013.

    In August 1998, the Company completed the purchase of 1,022,798 shares of its Common Stock at a price of $11.50 per share. The transaction was funded out of available cash at the date of purchase.

    The Company believes that it will generate sufficient cash flow from operations, as supplemented by its available borrowings under the Credit Agreement, to meet debt service requirements and to meet its short-term and long-term working capital and capital expenditure requirements. However, no assurance can be given that it will be able to do so or that it will be able to refinance the Senior Notes or the Credit Agreement at maturity.

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

    At December 31, 1998, the Company was a party to aluminum futures contracts with a nominal value of $19.1 million through recognized brokerage firms. These aluminum futures contracts cover approximately 30.6 million pounds of aluminum at prices expected to settle financially in cash as they reach their respective settlement dates. As of December 31, 1998, the nominal value of the aluminum futures contracts exceeded market value by approximately $1.7 million. At December 31, 1997 the Company was a party to aluminum futures contracts with a nominal value of $2.0 million covering approximately 2.9 million pounds of aluminum and for which the market value approximated the nominal value.

YEAR 2000

    The Company has been evaluating and adjusting all known date-sensitive systems and equipment for Year 2000 compliance. The majority of the Company's business processing applications operate on mainframe computer systems. The assessment phase on these systems was completed during the first quarter of 1998. Over 90% of the required coding conversions on the business processing applications have occurred to date. The Company anticipates completing all known remaining coding conversions during the first and second quarters of 1999. All of the compliance work was performed or is expected to be performed by Company employees.

    The testing phase of the Company's Year 2000 efforts is scheduled to be completed by the third quarter of 1999. Testing will continue for all existing systems and ongoing new releases and enhancements to ensure readiness.

    The total estimated cost of converting the Company's systems is less than $500,000, which is being expensed as incurred. Substan-tially all of the cost is related to reprogramming or replacement of software. The Company has recently upgraded or replaced substantially all of its hardware as part of an operational decision to improve its information system. These hardware upgrades or replacements have been tested for Year 2000 compliance. All of the Year 2000 costs are being funded through operating cash flow and are an immaterial part of the Company's information technology budget. The Company's information systems group has not deferred any information technology projects to address the Year 2000 issue.

    In addition to internal Year 2000 compliance activities, the Company is communicating with others that interface with the Company's systems, or that support the uninterrupted operation of the systems, to determine the extent to which those companies are addressing their Year 2000 compliance. Where possible, the Company is testing such interfaces and intends to continue testing throughout 1999. There can be no assurance that there will not be an adverse effect on the Company if third parties, such as utility companies or scrap metal suppliers, do not convert their systems in a timely manner. However, management believes that ongoing communication with and assessment of these third parties will minimize these risks.

    Although the Company does not anticipate any material business disruption will occur as a result of Year 2000 issues, potential risks include, but are not limited to, loss of communications links with plant locations, loss of electric or gas power and inability to perform normal business activities such as customer invoicing and issuance of vendor purchase orders.

    To date, the Company has not established a contingency plan for possible Year 2000 issues. Where needed, the Company will develop contingency plans based on actual testing and assessment of the inherent risks.

ENVIRONMENTAL MATTERS

    The Company is subject to a wide variety of environmental laws which continue to be adopted and amended. While the ultimate extent of the Company's liability for pending or potential fines, penalties, remedial costs, claims and litigation relating to environmental laws and health and safety matters and future capital expenditures that may be associated with environmental laws cannot be determined at this time, management, with the assistance of outside environmental consultants, continually assesses the Company's environmental contingencies. After an extensive review of each operating facility and all known environmental exposures by management and outside environmental consultants during 1997, the Company reduced the recorded environmental reserve by $2.3 million to reflect the Company's best estimate of costs of remedial action as well as any related legal and consulting work. As of December 31, 1998 and 1997, the Company's environmental reserves totaled $3.8 million and $6.3 million, respectively.

SEASONALITY

    The Company experiences moderate seasonality in its operating results as the extrusion business is generally stronger in the second and third quarters and weaker in the first and fourth quarters.

                                                    [DELOITTE & TOUCHE LLP LOGO]



                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
Easco, Inc.

    We have audited the accompanying consolidated balance sheets of Easco, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Easco, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
February 1, 1999

EASCO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                                1998           1997
-------------------------------------------------------------------------------------
(In thousands, except share and per share data)
ASSETS
Current assets:
    Cash and equivalents....................................  $ 14,057       $  8,470
    Receivables, net........................................    37,261         41,881
    Inventories.............................................    25,248         40,059
    Other current assets....................................     4,353          4,061
                                                              --------       --------
         Total current assets...............................    80,919         94,471
Property, plant and equipment, net..........................    81,576         81,875
Goodwill, net...............................................    51,722         53,238
Other assets................................................     6,383          6,680
                                                              --------       --------
         Total assets.......................................  $220,600       $236,264
                                                              ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable........................................  $ 21,136       $ 29,363
    Accrued insurance obligations...........................     1,954          3,290
    Accrued payroll.........................................     4,106          5,596
    Other current liabilities...............................     9,742         15,087
                                                              --------       --------
         Total current liabilities..........................    36,938         53,336
Long-term debt..............................................    91,158         85,000
Deferred income taxes.......................................    16,665         14,291
Accrued pension benefits....................................     1,785          1,760
Accrued postretirement benefits.............................     2,906          2,879
Other noncurrent liabilities................................     7,000         10,479
                                                              --------       --------
         Total liabilities..................................   156,452        167,745
Commitments and contingencies...............................        --             --
Stockholders' equity:
    Preferred stock, $.01 par value, authorized 1,000,000
     shares; none issued and outstanding....................        --             --
    Common stock, $.01 par value, authorized 40,000,000
     shares; 12,480,561 and 12,440,276 shares issued and
     outstanding at December 31, 1998 and 1997,
     respectively...........................................       124            124
    Paid-in capital.........................................    82,457         81,875
    Retained earnings.......................................    13,819          6,510
    Less: Treasury stock: 3,028,020 and 2,005,222 shares at
     December 31, 1998 and 1997, respectively...............   (32,252)       (19,990)
                                                              --------       --------
         Total stockholders' equity.........................    64,148         68,519
                                                              --------       --------
         Total liabilities and stockholders' equity.........  $220,600       $236,264
                                                              ========       ========

The accompanying notes are an integral part of the consolidated financial statements.

EASCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND STOCKHOLDERS' EQUITY
For the Years Ended December 31, 1998, 1997, and 1996
--------------------------------------------------------------------------------

                                                                1998        1997        1996
----------------------------------------------------------------------------------------------
(In thousands, except per share data)
Net sales:
    Product sales...........................................  $252,325    $279,688    $258,648
    Tolling fees............................................    61,465      54,827      62,383
                                                              --------    --------    --------
                                                               313,790     334,515     321,031
Cost of products sold.......................................   275,271     297,248     289,463
                                                              --------    --------    --------
    Gross profit............................................    38,519      37,267      31,568
Selling, general and administrative.........................    17,080      15,342      19,286
Amortization of goodwill and other..........................     1,656       1,656       2,028
Management fee..............................................       900         900         900
Impairment of long-lived assets.............................        --         721      23,335
Unusual items...............................................    (3,041)       (316)      3,479
                                                              --------    --------    --------
    Operating income (loss).................................    21,924      18,964     (17,460)
Interest expense (net)......................................     8,619       8,589       9,021
                                                              --------    --------    --------
    Income (loss) before income taxes.......................    13,305      10,375     (26,481)
Income tax provision (benefit)..............................     5,588       4,983      (4,163)
                                                              --------    --------    --------
Net income (loss)...........................................  $  7,717    $  5,392    $(22,318)
                                                              ========    ========    ========
Net income (loss) per common share..........................  $    .76    $    .52    $  (2.17)
                                                              ========    ========    ========
Net income (loss) per common share -- assuming dilution.....  $    .74    $    .51    $  (2.17)
                                                              ========    ========    ========

--------------------------------------------------------------------------------

                                COMMON   PAID-IN   RETAINED   TREASURY
                                STOCK    CAPITAL   EARNINGS    STOCK     OTHER    TOTAL
-----------------------------------------------------------------------------------------
(in thousands)
Balance, January 1, 1996......   $122    $80,483   $ 24,260   $(19,589)  $(162)  $ 85,114
  Net loss....................     --         --    (22,318)        --      --    (22,318)
  Cash dividends, $0.04 per
    share.....................     --         --       (408)        --      --       (408)
  Repurchase of stock.........     --         --         --       (401)     --       (401)
  Stock based compensation....      2        890         --         --      --        892
  Stockholder loan............     --         --         --         --     162        162
                                 ----    -------   --------   --------   -----   --------
Balance, December 31, 1996....    124     81,373      1,534    (19,990)     --     63,041
  Net income..................     --         --      5,392         --      --      5,392
  Cash dividends, $0.04 per
    share.....................     --         --       (416)        --      --       (416)
  Exercise of stock options...     --        292         --         --      --        292
  Stock based compensation....     --        210         --         --      --        210
                                 ----    -------   --------   --------   -----   --------
Balance, December 31, 1997....    124     81,875      6,510    (19,990)     --     68,519
  Net income..................     --         --      7,717         --      --      7,717
  Cash dividends, $0.04 per
    share.....................     --         --       (408)        --      --       (408)
  Repurchase of stock.........     --         --         --    (12,262)     --    (12,262)
  Exercise of stock options...     --        397         --         --      --        397
  Stock based compensation....     --        185         --         --      --        185
                                 ----    -------   --------   --------   -----   --------
Balance, December 31, 1998....   $124    $82,457   $ 13,819   $(32,252)  $  --   $ 64,148
                                 ====    =======   ========   ========   =====   ========

The accompanying notes are an integral part of the consolidated financial statements.

EASCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1998, 1997, and 1996
--------------------------------------------------------------------------------

                                                                1998        1997        1996
----------------------------------------------------------------------------------------------
(In thousands)
Cash flow from operating activities:
  Net income (loss).........................................  $  7,717    $  5,392    $(22,318)
  Adjustments to reconcile net income (loss) to net cash
    provided (used) by operating activities:
    Depreciation............................................     7,437       7,331       7,624
    Amortization of goodwill and other......................     1,656       1,656       2,028
    Amortization of deferred debt issue costs...............       576         572         572
    (Gain) loss on sale of assets...........................    (3,041)        270         327
    Impairment of long-lived assets.........................        --          --      23,335
    Stock based compensation................................       185         210         890
    Increase (decrease) in deferred taxes -- net............     4,980         823      (4,546)
      Changes in operating assets and liabilities:
      Decrease (increase) in receivables....................     3,823      (1,079)      4,614
      Decrease (increase) in inventories....................    11,236     (12,916)      5,716
      (Increase) decrease in other current assets...........    (3,143)      2,554      (2,994)
      (Increase) decrease in other assets...................      (255)        868        (202)
      (Decrease) increase in accounts payable...............    (7,605)        734       7,511
      (Decrease) increase in other current liabilities......    (7,971)      3,750       3,106
      Decrease in other noncurrent liabilities..............    (3,427)     (5,002)     (2,856)
                                                              --------    --------    --------
         Net cash flow from operating activities............    12,168       5,163      12,685
CASH FLOW FROM INVESTING ACTIVITIES:
  Proceeds from sale of assets..............................    13,225          --          --
  Property additions -- net.................................   (13,393)     (9,814)     (6,465)
                                                              --------    --------    --------
         Net cash flow used in investing activities.........      (168)     (9,814)     (6,465)
CASH FLOW FROM FINANCING ACTIVITIES:
  Issuance of debt..........................................     6,158          --          --
  Debt issue costs..........................................      (298)         --          --
  Cash dividends paid.......................................      (408)       (416)       (408)
  Repayment of stockholder loan.............................        --          --         162
  Repurchase of stock.......................................   (12,262)         --        (401)
  Issuance of common stock -- stock option exercise.........       397         292           2
                                                              --------    --------    --------
         Net cash flow used in financing activities.........    (6,413)       (124)       (645)
  Increase (decrease) in cash and equivalents...............     5,587      (4,775)      5,575
  Cash and equivalents, beginning of year...................     8,470      13,245       7,670
                                                              --------    --------    --------
  Cash and equivalents, end of year.........................  $ 14,057    $  8,470    $ 13,245
                                                              ========    ========    ========
SUPPLEMENTAL DISCLOSURES:
  Interest paid.............................................  $  8,713    $  8,759    $  8,752
  Income taxes paid (refunded)..............................  $  6,856    $   (170)   $  4,342

The accompanying notes are an integral part of the consolidated financial statements.

EASCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS
    Easco, Inc. and Subsidiaries (the Company) is the largest independent extruder of soft alloy aluminum products in the United States. The Company operates 21 aluminum extrusion presses and three casting facilities in five states, and its products include standard and custom profiles (shapes of specific lengths and cross-sectional design), conduit and drawn tubing.
    The Company operates in one reportable business segment and serves approximately 2,600 customers spanning six industry groups (building and construction, transportation, distribution, consumer durables, coaxial cable and electrical). The Company's extrusions are used in a wide variety of products including door and window frames, truck bodies, truck trailers, recreational vehicles, automobiles, boats, home appliances, patio enclosures and furniture, office furniture and equipment, picture frames, sport and exercise equipment, health care equipment, coaxial cable and electrical conduit.

2. SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation
    The consolidated financial statements include the accounts of Easco, Inc.
(EI) and its wholly-owned subsidiary, Easco Corporation (Easco) and its subsidiary, Dolton Aluminum Company (Dolton) (collectively the Company). All significant intercompany accounts have been eliminated.

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

    Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising the Company's customer base and their geographical dispersion. The Company does not generally require collateral for its trade accounts receivable. The allowance for doubtful accounts of $1.6 million and $1.8 million at December 31, 1998 and 1997 is based upon the expected collectibility of all trade accounts receivable.

Inventories
    Inventories are valued at the lower of cost or market, with cost determined using the last-in, first-out (LIFO) method.

Financial Instruments
    The Company may use futures contracts to reduce the risks associated with fluctuations in aluminum prices. Gains and losses on aluminum futures contracts which hedge existing firm commitments are deferred and are recognized in income as part of the related transaction. At December 31, 1998, the Company was a party to aluminum futures contracts covering 30.6 million pounds of aluminum with a nominal value of $19.1 million and a market value of approximately $17.4 million.

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

    Goodwill, the cost in excess of the fair value of net assets acquired, is amortized using the straight-line method over a period of 40 years. Accumulated amortization at December 31, 1998 and 1997 was $10.0 million and $8.5 million, respectively.

    The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill, when events and circumstances warrant such a review (Notes 3 and 5). The carrying value of a separately identifiable, long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

    Deferred debt issue costs, the amounts incurred in connection with the issuance of the Senior Notes, the Credit Agreement and the Industrial Revenue Development Bonds, are amortized using the effective interest rate method over the terms of the debt instruments. At December 31, 1998 and 1997, such costs were $4.2 million and $3.9 million, respectively, before accumulated amortization of $2.8 million and $2.2 million, respectively.

Environmental Remediation Costs

    The Company accrues for costs associated with environmental remediation obligations when such costs are probable and reasonably estimable. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

Earnings Per Share

    Basic earnings per share is computed based upon the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed based upon the weighted average number of common shares during the period adjusted for the dilutive effect of common stock options granted.

    The computation of weighted average common shares used in the calculation of basic and diluted earnings per share for the years ending December 31 is shown below (in thousands, except per share amounts):

                                   1998     1997       1996
                                   ----     ----       ----
Numerator:
  Net income (loss) available to
    common shareholders.........  $7,717   $ 5,392   $(22,318)
Denominator:
  Weighted average common shares
    outstanding.................  10,105    10,416     10,262
  Dilutive effect of stock
    options.....................     293       255         --
                                  ------   -------   --------
  Denominator for net income
    (loss) per share -- assuming
    dilution....................  10,398    10,671     10,262
Net income (loss) per share:
  Basic.........................  $ 0.76   $  0.52   $  (2.17)
  Assuming dilution.............  $ 0.74   $  0.51   $  (2.17)

Self Insurance

    The Company is substantially self-insured for losses related to workers' compensation and health claims. Losses are accrued based upon the Company's estimates of aggregate liability for claims incurred based on Company experience and certain actuarial assumptions followed in the insurance industry.

New Accounting Pronouncements

    During June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The standard requires that entities value all derivative instruments at fair value and record the instruments on the balance sheet. The standard also significantly changes the requirements for hedge accounting. The standard is required to be adopted by the Company for the first quarter of the year 2000. The Company is currently evaluating the impact, if any, the adoption of this statement may have on its financial position or the results of its operations.

Reclassifications

    Certain reclassifications have been made to prior year amounts to conform with the 1998 presentation.

3. UNUSUAL ITEMS

    In January, 1998, the Company realized a pre-tax gain of $3.0 million related to the sale of its vinyl extrusion operations for cash consideration of $13.2 million. The transaction was recorded as an asset sale and involved the transfer of all assets and liabilities associated with the vinyl extrusion operations.

EASCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

    In August 1997, the Company announced a series of initiatives which included a strategic downsizing of Dolton. As a result of this downsizing, the Company recorded a $1.7 million charge that included, among other items, a $721,000 write-down of assets to net realizable value and employee severance costs paid during 1997.

    During the fourth quarter of 1997, the Company recognized one-time charges for the cost of terminating a supplemental executive retirement plan and for the settlement of litigation relating to the pension liability of a bankrupt member of a multi-employer plan in which the Company participated. The total charge for these items was $1.0 million. In addition, the Company revised its estimate of environmental contingencies and reduced its environmental reserve by $2.3 million upon completing an extensive evaluation of each operating facility and all other known environmental exposures.

    In November, 1996, the Company's executive staff was reorganized resulting in the turnover of several key executive personnel. In connection with this reorganization, a charge to earnings of $3.5 million was recognized related to separation, executive search, inducement expenses and related legal and professional fees. The inducement expenses include cash bonuses, stock option grants and common stock grants that are subject to various vesting provisions ranging from 2 to 7 years. Further, 150,000 common shares were issued with no vesting provisions. The fair market value of all common shares granted was $1.3 million. The cash expenditures relating to the reorganization totaled $2.0 million during 1996.

4. INVENTORY
    Inventories at December 31 are summarized as follows (in thousands):

                                          1998       1997
                                        --------   --------
Raw materials.........................  $  4,886   $ 10,409
  Work in process.....................     9,113     15,069
  Finished goods......................    11,249     17,084
                                        --------   --------
        Total at FIFO cost............    25,248     42,562
  Less excess of FIFO cost over LIFO
    values............................        --     (2,503)
                                        --------   --------
        Total inventories.............  $ 25,248   $ 40,059
                                        ========   ========

    During the fourth quarter of 1998, inventory quantities were reduced resulting in a partial liquidation of LIFO inventory layers carried at higher cost than current replacement costs. The effect of this reduction was to increase cost of products sold by $1.7 million.

    As of December 31, 1998, the LIFO cost of inventory exceeded market value due to a decline in aluminum prices during 1998. As a result, the Company recorded an adjustment to reduce LIFO inventory values to FIFO cost, which approximated market value at December 31, 1998. The effect of this adjustment was to increase cost of products sold by $1.0 million.

    During 1996, inventory quantities were reduced resulting in a partial liquidation of LIFO inventory layers carried at lower costs than current replacement costs. The effect of this reduction was to decrease cost of products sold by $757,000.

    The Company has entered into agreements with various customers to sell 37.6 million pounds of finished product at set prices throughout 1999 and the first half of 2000. The Company has hedged a portion of these sales commitments through offsetting aluminum futures contracts (Note 1) with settlement dates that correspond to the delivery dates. These commitments are subject to the Company's determination that the creditworthiness of the customers participating in these programs is satisfactory.

5. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment at December 31 is summarized as follows (in thousands):

                                        1998        1997
                                        ----        ----
Land................................  $  3,218    $  3,218
Buildings and improvements..........    31,162      28,797
Machinery and equipment.............    79,815      73,807
Construction in progress............     3,166       6,319
                                      --------    --------
                                       117,361     112,141
  Less accumulated depreciation.....    35,785      30,266
                                      --------    --------
        Total property, plant and
          equipment.................  $ 81,576    $ 81,875
                                      ========    ========

    In 1996, Dolton experienced severe operating difficulties due to changes in the marketplace, equipment performance, and the related capacity constraints caused by these conditions. These conditions reduced the estimated future cash flows of this business. As a result, in the fourth quarter of 1996, the Company recognized a pre-tax fixed asset and goodwill impairment charge of $23.3 million. The charge reduced property, plant and equipment by $9.7 million and goodwill by $13.6 million. The property and goodwill were recognized in conjunction with the 1995 acquisition of Dolton. In determining the amount of the impairment charge, the Company developed its best estimate of operating cash flows over the expected holding period. The Company's projections assumed a short term decline in volume followed by minor volume increases. These projections, after considering significant one-time expenses, included the impact of cost reduction programs and future estimated capital expenditures as well.

6. LONG-TERM DEBT

    Long-term debt at December 31 is summarized as follows (in thousands):

                                        1998        1997
                                        ----        ----
Senior notes........................  $ 85,000    $ 85,000
Industrial revenue bonds............     6,000          --
Other...............................       252          --
                                      --------    --------
        Total.......................    91,252      85,000
Current portion, included in other
  current liabilities...............        94          --
                                      --------    --------
Net long-term debt..................  $ 91,158    $ 85,000
                                      ========    ========

Senior Notes

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

    The Senior Notes Indenture ("the Indenture") contains various covenants relating to, among others, incurrence of indebtedness, certain restricted payments in excess of $5.0 million adjusted for equity capital contributions and 50% of net income subsequent to March 18, 1994, asset sales and mergers. At December 31, 1998 the Company was in compliance with all financial and other covenants contained in the Indenture.

    The fair value of the Senior Notes is estimated to be $86.4 million based on quoted market prices at December 31, 1998.

Industrial Revenue Bonds

    In November 1998, the Hertford County Industrial Facilities and Pollution Control Financing Authority issued Industrial Development Revenue Bonds in the amount of $6 million and loaned the proceeds to the Company to fund an expansion of the Company's Ahoskie, North Carolina billet casting facility. The bonds are tax-exempt with interest at a variable rate which reprices every seven days and are secured by an irrevocable letter of credit in the amount of $6.1 million between the Company and the bond paying agent. The interest rate is the lowest rate, in the judgement of the remarketing advisor, that will cause the bonds to have a market value equal to their principal amount plus accrued interest, given prevailing market conditions. However, in no event may the rate exceed 10% per annum. As of December 31, 1998, the interest rate on the bonds was approximately 4.0% and the fair market value of the bonds approximated the face value. The bonds mature on November 1, 2013.

Bank Credit Agreement

    The Amended Credit Agreement provides available borrowings of up to $40.0 million, including letters of credit, with a maturity date of January 31, 2000. The maximum amount of available borrowings is decreased to $30.0 million if the Company does not meet certain financial covenants. Letters of credit totaled $9.5 million and $3.4 million on December 31, 1998 and 1997, respectively. The Amended Credit Agreement is secured by substantially all of the Company's inventory, accounts receivable and related assets. Interest is payable on a quarterly basis. The rate, as chosen by the Company, is the Agent Bank's reference rate or the rate offered per annum in the interbank eurodollar market plus a percentage per annum determined by the Company's financial leverage ratio.

    The Company is required to pay a commitment fee between .126% to .625% per annum of the unused commitment and a letter of credit fee equal to between .375% and 2.000% per annum. Fees within each of these ranges are determined by the Company's financial leverage ratio. There were no borrowings under the line of credit during 1998. At December 31, 1998 unused availability under the agreement was $30.5 million.

    The Amended Credit Agreement contains financial and other covenants including, among others, restrictions on capital expenditures, indebtedness, dividends and other restricted payments, and asset sales, as well as provisions requiring maintenance of a minimum level of net worth and specified fixed coverage charge and consolidated leverage ratios. At December 31, 1998 the Company was in compliance with all financial and other covenants contained in the Amended Credit Agreement.

    At December 31, 1998 and 1997, the Company had accrued interest of $2.4 million included in other current liabilities.

EASCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. STOCKHOLDERS' EQUITY

    During August 1998, the Company repurchased 1,022,798 shares of its Common Stock, or approximately 9.5% of its then outstanding shares, from existing stockholders for $11.50 per share and $500,000 in related expenses. The Company recorded the transaction as a treasury stock purchase.

    In conjunction with the management reorganization in 1996 (see Note 3), the Company granted 150,000 fully vested common shares and 70,000 common shares which vest over two years, for par value with a weighted average fair value of $5.85 per share at the grant date. Compensation expense has been recognized over the appropriate vesting periods for these grants.

    In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." However, the Company had no material comprehensive income components during 1998, 1997 and 1996 and thus, the disclosure has been omitted.

Stock Options

    The Company has a Stock Option Plan (the "Plan") which provides for the granting of a maximum of 775,592 options to purchase common shares to officers and key employees of the Company and subsidiaries. All options granted under the plan vest over three years except for 200,000 options granted to executive managers in 1996 which vest over three years if certain performance goals are achieved or seven years irrespective of performance. As of December 31, 1998, 66,667 shares were vested due to the achievement of performance goals. In addition to grants under the Plan, the Company entered into Stock Option Agreements with four executive officers providing for the granting of 225,000 options in 1996 for the purchase of common shares. These options have an exercise price of $3.00 per share and are exercisable over three years.

    In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of option grants is estimated on the date of grant using the Black-Scholes option pricing model for pro-forma footnote purposes with the following assumptions used for grants in all years; dividend yield of 4%, risk-free interest rate of 4.65% and expected option life of 10 years. Expected volatility was assumed to be 58.3% in 1998, 1997 and 1996.

    Option activity for the three years ended December 31, 1998 is as follows:

                                       SHARES    OPTION PRICE
                                      --------   ------------
Outstanding at January 1, 1996         401,858   $5.46--9.03
  Granted                              890,852    3.00--7.25
  Forfeited                           (296,083)   5.46--9.03
  Redeemed                            (138,534)         7.50
                                      --------
Outstanding at December 31, 1996       858,093    5.46--9.03
  Granted                               76,300   7.25--12.00
  Forfeited                            (69,198)   8.25--9.03
  Exercised                            (25,384)   8.25--9.03
                                      --------
Outstanding at December 31, 1997       839,811   3.00--12.00
  Granted                               81,000   8.38--13.63
  Forfeited                            (13,501)   8.25--9.03
  Exercised                            (40,285)   7.25--9.03
                                      --------
Outstanding at December 31, 1998       867,025   3.00--13.63
                                      ========

    The weighted average grant-date fair value of options granted during 1998, 1997 and 1996 was $6.01, $6.09 and $6.20 per share, respectively. At December 31, 1998, the weighted average exercise price and weighted average remaining contractual life for all options outstanding were $5.94 per share and 8.22 years, respectively. At December 31, 1998, 1997, and 1996, exercisable options totaled 441,357, 237,432 and 109,900 respectively.

    The following table summarizes information about stock options outstanding at December 31, 1998:

              OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
-----------------------------------------------   ----------------------
                           WEIGHTED    WEIGHTED                 WEIGHTED
  RANGE OF                  AVERAGE    AVERAGE                  AVERAGE
  EXERCISE      NUMBER     REMAINING   EXERCISE     NUMBER      EXERCISE
   PRICES     OUTSTANDING    LIFE       PRICE     EXERCISABLE    PRICE
------------  -----------  ---------   --------   -----------   --------
 $3.00-$5.50      225,000    8.00       $3.00      150,000       $3.00
  5.51- 8.00      471,833    8.13        6.22      231,167        6.14
  8.01-13.63      170,192    8.77        9.03       60,190        9.01

    Options outstanding to and exercisable by a former stockholder at December 31, 1998, issued in conjunction with the acquisition of Easco in 1992, totaled 191,154 at an option price of $4.87 per share. These options are not included in the table above.

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

8. INCOME TAXES
    Components of the provision (benefit) for income taxes are (in thousands):

                                     1998     1997     1996
                                     ----     ----     ----
Federal -- current................  $  216   $3,466   $  (119)
Federal -- deferred...............   4,056      823    (3,942)
State and local...................   1,316      694      (102)
                                    ------   ------   -------
    Total.........................  $5,588   $4,983   $(4,163)
                                    ======   ======   =======

    A reconciliation of tax at the statutory federal rate to the tax provision (benefit) is shown below (in thousands):

                                     1998     1997     1996
                                     ----     ----     ----
U.S. federal income tax at 35%....  $4,657   $3,631   $(9,270)
Goodwill amortization and
  impairment......................     531      531     5,427
State and local taxes, net of
  federal benefit and other.......     400      821      (320)
                                    ------   ------   -------
    Total.........................  $5,588   $4,983   $(4,163)
                                    ======   ======   =======

    The approximate tax effect of each type of temporary difference that gave rise to the Company's deferred tax assets (liabilities) at December 31 was as follows (in thousands):

                                        1998        1997
                                        ----        ----
Tax LIFO reserve in excess of book
  reserve...........................  $ (3,284)   $ (4,366)
Accrued insurance obligations.......       232         845
Accrued vacation pay................       768         778
Bad debt reserve....................       678         764
Other...............................     1,330       4,309
                                      --------    --------
  Total current deferred tax
    (liability) asset...............      (276)      2,330
                                      --------    --------
Accrued environmental liability.....     1,619       2,156
Accrued postretirement benefits.....     1,417       1,229
Book and tax difference in fixed
  asset basis.......................   (21,677)    (20,968)
Other...............................     1,976       3,292
                                      --------    --------
  Total noncurrent deferred tax
    (liability).....................   (16,665)    (14,291)
                                      --------    --------
  Total.............................  $(16,941)   $(11,961)
                                      ========    ========

    Federal income taxes receivable of $3.2 million and $2.3 million were included in other current assets as of December 31, 1998 and 1997, respectively.

9. LEASES

    The Company has various operating lease commitments through 2004 relating to warehouse and plant facilities, transportation and other equipment, and office space. Rental expense for all operating leases was approximately $3.3 million, $3.4 million and $4.0 million in 1998, 1997 and 1996, respectively.

    At December 31, 1998, the Company was obligated to make future minimum lease payments on noncancellable operating leases as follows (in thousands):

1999............................................    $1,764
2000............................................       998
2001............................................       621
2002............................................       455
2003............................................       299
Later years.....................................       114
                                                    ------
        Total minimum payments..................    $4,251
                                                    ======

10. PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

    The Company has various noncontributory defined benefit pension plans, both single employer and multiple employer, covering substantially all of its employees. Plans covering salaried employees provide pension benefits that are based on the employee's highest compensation during three consecutive years out of ten years prior to retirement. Plans covering hourly employees provide benefits of stated amounts for each year of service. It is the Company's policy to make annual contributions required by applicable regulations. Plan assets are invested principally in listed bonds, equity securities, and temporary cash investments.

    The Company also provides certain health care and life insurance benefits upon retirement for substantially all salaried employees through an unfunded defined benefit plan. The extent of benefits provided is dependent upon the retiree's years of service, age and retirement date.

    For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The medical inflation rate is assumed to decrease 1% a year to an ultimate rate of 5% by the year 2001. If the medical trend assumption was increased by one percentage point, the liabilities of the plan would increase by $290,000 and the expense for 1998 would increase by $42,000.

EASCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

    Weighted average assumptions used in the plans' actuarial valuations as of December 31, were:

                                  PENSION BENEFITS                  OTHER BENEFITS
                       ---------------------------------------   ---------------------
                          1998          1997          1996       1998    1997    1996
                       -----------   -----------   -----------   -----   -----   -----
Discount rate........         7.00%         7.25%   7.50%-7.75%  7.00%   7.25%   7.25%
Expected return on
 Plan assets.........   8.50%-9.50%   8.50%-9.50%   8.50%-9.50%     --      --      --
Salary increase
 rate................         5.00%         5.00%         5.00%     --      --      --

    Net periodic pension cost consists of the following (in thousands):

                               PENSION BENEFITS            OTHER BENEFITS
                          --------------------------    --------------------
                           1998      1997      1996     1998    1997    1996
                           ----      ----      ----     ----    ----    ----
Service cost............  $1,054    $1,011    $1,174    $83     $289    $147
Interest cost...........   3,225     3,190     2,977    335     402      242
Expected return on plan
 assets.................  (3,996)   (3,654)   (2,099)    --      --       --
Amortization of
 unrecognized net (gain)
 or loss................      (3)       12        --     89      72       10
Amortization of prior
 service cost...........      70       133        --    (48)     10       --
                          ------    ------    ------    ----    ----    ----
Net periodic pension
 cost...................  $  350    $  692    $2,052    $459    $773    $399
                          ======    ======    ======    ====    ====    ====

    During 1997, the Company terminated a supplemental executive retirement plan and recognized a pre-tax charge of $667,000 to record the accumulated present value of benefits to retired executives covered by the plan. In 1996, the Company terminated a plan related to a previously closed facility and recognized a pre-tax charge of $1.1 million.

    The funded status of the plans and the amounts recognized in the consolidated balance sheet at December 31 are as follows (in thousands):

                        PENSION BENEFITS     OTHER BENEFITS
                        -----------------   -----------------
                         1998      1997      1998      1997
                        -------   -------   -------   -------
CHANGE IN BENEFIT
  OBLIGATION
Benefit obligation at
  January 1...........  $45,980   $42,193   $ 5,952   $ 3,409
Service cost..........    1,055     1,012        83       289
Interest cost.........    3,226     3,190       335       402
Plan participants'
  contributions.......       --        --        --        --
Expected benefit
  payments............   (2,982)   (2,948)     (398)     (327)
Actuarial (gain)
  loss................      949     2,960       (22)    2,179
Amendments............      566       208      (990)       --
                        -------   -------   -------   -------
Benefit obligation at
  December 31.........   48,794    46,615     4,960     5,952
CHANGE IN PLAN ASSETS
Fair value of plan
  assets at January
  1...................   44,176    39,939        --        --
Actual return on plan
  assets..............    5,274     6,353        --        --
Employer
  contributions.......      574     1,683        --        --
Benefits paid.........   (2,784)   (2,809)       --        --
Transfers out.........      (24)      (31)       --        --
                        -------   -------   -------   -------
Fair value of plan
  assets at December
  31..................   47,216    45,135        --        --

Funded status.........   (1,578)   (1,480)   (4,960)   (5,952)
Unrecognized net
  loss................      320       215     2,417     2,493
Unrecognized prior
  service cost........    1,116       638      (775)      167
                        -------   -------   -------   -------
Accrued benefit
  cost................  $  (142)  $  (627)  $(3,318)  $(3,292)
                        =======   =======   =======   =======

    The change in the actuarial (gain) loss for other benefits results from negative plan amendments in 1998 that changed eligibility requirements and certain cost sharing provisions of the plan. These changes do not immediately reduce the other post-retirement liability, but are amortized as a reduction of expense over the participant's average future service period to full eligibility.

11. CONTINGENCIES

Litigation

    Lawsuits and claims are filed from time to time against the Company in the ordinary course of business. Management of the Company, after reviewing developments to date with legal counsel, is of the opinion that the outcome of such matters will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Environmental Remediation
    The Company is subject to a wide variety of environmental laws which continue to be adopted and amended. While the ultimate extent of the Company's liability for pending or potential fines, penalties, remedial costs, claims and litigation relating to environmental laws and health and safety matters and future capital expenditures that may be associated with environmental laws cannot be determined at this time, management, with the assistance of outside environmental consultants, continually assesses the Company's environmental contingencies. After an extensive review of each operating facility and all known environmental exposures by management and outside environmental consultants during 1997, the Company reduced the recorded environmental reserve by $2.3 million to reflect the Company's best estimate of costs of remedial action as well as any related legal and consulting work. As of December 31, 1998 and 1997, respectively, the Company's environmental reserves totaled $3.8 million and $6.3 million. Of these amounts, $2.0 million was included in other current liabilities as of December 31, 1998 and 1997, respectively.

12. RELATED PARTY TRANSACTIONS

    The company has entered into a Services Agreement with American Industrial Partners Management Company, Inc. ("AIPM"), an affiliate of the Company, whereby AIPM is to provide general management, financial, and other advisory services to the Company. In return, the Company has paid AIPM $900,000 per year for 1998, 1997 and 1996 and it has agreed to pay $900,000 per year through 2000. This agreement provides for future reductions in fees to recognize the reduced level of management services that AIPM would provide if American Industrial Partners Capital Fund, L.P.'s ownership interest in the Company is reduced significantly. In addition to the management fee, the Company paid a transaction fee of $250,000 to AIPM in connection with the sale of the vinyl operations in January 1998.

BOARD OF DIRECTORS

ROBERT J. KLEIN*
Chairman, Compensation Committee

GENE E. LITTLE
Chairman, Audit Committee
Senior Vice President-Finance
The Timken Company

KIM A. MARVIN*

THEODORE C. ROGERS*
Chairman of the Board and
Member, Audit Committee
Former Chairman, President and Chief
Executive Officer, NL Industries, Inc.

RAYMOND E. ROSS
Member, Audit Committee
Former President and Chief
Operating Officer, Cincinnati
Milacron, Inc.

SAMUEL H. SMITH, JR.
Member, Audit Committee

LAWRENCE W. WARD, JR.*
Member, Compensation Committee

NORMAN E. WELLS, JR.
President and Chief
Executive Officer

*Messrs. Klein, Marvin, Rogers, and Ward are general partners, limited partners or employees of American Industrial Partners Capital Fund, L.P. or an affiliate.

EXECUTIVE
OFFICERS

NORMAN E. WELLS, JR.
President and Chief
Executive Officer

TERRY D. SMITH
Executive Vice President and
Chief Financial Officer,
Secretary and Treasurer

JOSEPH M. BYERS
Vice President, Sales
and Marketing

JAMES R. MCKEITHAN
Vice President, Operations

LAWRENCE J. SAX
Vice President, Raw Materials

THOMAS H. DUFORE
Vice President, Human Resources

STOCKHOLDER INFORMATION

ANNUAL MEETING
The Annual Meeting of Stockholders of Easco, Inc. will be held at the Holiday Inn, 7410 South Avenue, Boardman, OH beginning at 10:00 a.m., local time, on Friday, May 7, 1999.

STOCK EXCHANGE LISTING
Easco, Inc. common stock is listed on the Nasdaq National Market under the symbol "ESCO." The common stock commenced trading on April 13, 1995.

The following table sets forth, for the calendar quarters indicated, the reported high and low closing prices for the Company's common stock:

                          1998           1997
                       ----------     ----------
                       HIGH   LOW     HIGH   LOW
                       ----   ---     ----   ---
First Quarter........  15 3/4 11 3/8  $9 7/8 $6 7/8
Second Quarter.......  16 3/8  8 7/8  10 1/8  7 1/4
Third Quarter........  12 1/4  6 3/8  13 1/2  9 1/2
Fourth Quarter.......   9 1/2  7 1/4  13 5/8 11 5/16

Beginning in the third quarter of 1995, Easco, Inc. has paid regular quarterly dividends on the common stock of $0.01 per share. As of February 25, 1999 there were 97 holders of record of the Company's common stock.

TRANSFER AGENT AND REGISTRAR
For inquiries related to share certificates, changes of address or other general correspondence concerning stockholder accounts, please contact:

     ChaseMellon Shareholder Services LLC
     Overpeck Centre
     85 Challenger Rd.
     Ridgefield Park, NJ 07660
     (800) 851-9677
or you may access their website for assistance at www.chasemellon.com

INVESTOR RELATIONS
Securities analysts, investors, and others seeking information on the Company should contact:
     Wesley D. Ross
     Manager, Investor Relations
     Easco, Inc.
     706 South State Street
     Girard, Ohio 44420
     Phone: (330) 545-4311, Ext. 244
     Fax: (330) 545-2027
     Email: wross@eascoaluminum.com

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

CASTING FACILITIES
Ahoskie, North Carolina
Dolton, Illinois
Niles, Ohio

DEPOTS
Burlington, North Carolina
Dolton, Illinois
Berlin, Connecticut

                                  Easco, Inc.
                             706 South State Street
                               Girard, Ohio 44420
                             www.eascoaluminum.com